    As Filed with the Securities and Exchange Commission on April 12, 2001
                                                       Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)

     North Carolina                  6060                    56-0939887
     (State or other     (Primary Standard Industrial     (I.R.S. Employer
      jurisdiction        Classification Code Number)  Identification Number)
   of incorporation or
      organization)

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)

                 The Commission is requested to send copies of
                            all communications to:

       Christopher E. Leon, Esq.              George P. Whitley, Esq.
 Womble Carlyle Sandridge & Rice, PLLC     LeClair Ryan, A Professional
  200 West Second Street, 17th Floor                Corporation
  Winston-Salem, North Carolina 27101    707 East Main Street, 11th Floor
                                             Richmond, Virginia 23219

                               ----------------

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                           Proposed        Proposed
                               Amount      Maximum          Maximum       Amount of
  Title of each Class of       to be       Offering        Aggregate     Registration
Securities to be Registered  Registered Price per unit  Offering Price       Fee
-------------------------------------------------------------------------------------
Common Stock, par value
 $5.00 per share(1).....     31,500,000        (2)     $1,083,722,382(3) $270,931.00
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($38.01) and low ($37.29) sales price of the common stock of F&M National Corporation on April 9, 2001 as reported on the New York Stock Exchange.

                               ----------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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

                                   [F&M Logo]

                        Special Meeting of Shareholders

                  MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

  You are cordially invited to attend the special meeting of shareholders of F&M National Corporation to be held on [insert day], [insert month and date], 2001, at [insert time] at [the TraveLodge of Winchester, 160 Front Royal Pike, Winchester, Virginia].

  At this important meeting, you will be asked to consider and vote on the approval of the agreement and plan of reorganization, dated as of January 23, 2001, and the related plan of merger pursuant to which F&M will merge into BB&T Corporation. In the merger, you will receive 1.09 shares of BB&T common stock for each share of F&M common stock you own, plus cash in lieu of any fractional shares of BB&T common stock that would otherwise be issued.

  BB&T is the [fifth] largest financial holding company in the Southeast with more than [$60.9] billion in assets. Its common stock is listed on the New York
Stock Exchange under the symbol "BBT." On       , 2001, the closing price of
BB&T common stock was $ , making the market value of 1.09 shares of BB&T common stock equal to $ . This price and value will, however, fluctuate between now and the closing of the merger.

  You generally will not recognize gain or loss for federal income tax purposes on your receipt of the BB&T common stock.

  Consummation of the merger is subject to certain conditions, including approval of the merger by F&M shareholders and various regulatory agencies. Approval of the merger requires the affirmative vote of at least a majority of the shares of F&M common stock entitled to vote at the special meeting. It is anticipated that the merger will become effective during the third quarter of this year. No vote of BB&T shareholders is required to approve the merger agreement and plan of merger.

  Details of the proposed merger are provided in this proxy statement/prospectus, which we urge you to read carefully in its entirety.

  Your Board of Directors believes the merger with BB&T is in the best interests of F&M and its shareholders and recommends that you vote "FOR" the proposal.

  We hope you can attend the special meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important, regardless of the number of shares you own. If you fail to return your proxy card and fail to vote in person, the effect will be the same as a vote against the merger agreement and plan of merger. Your vote is very important. You can revoke your proxy at any time before its exercise by filing written revocation with, or by delivering a later-dated proxy to, F&M's Corporate Secretary before the meeting or by attending the meeting, withdrawing your proxy and voting in person. If your shares are registered in street name, you will need additional documentation from the record holder to vote in person at the meeting.

  We deeply appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

                                Sincerely yours,

            W.M. Feltner                 Alfred B. Whitt
            Chairman of the Board        President and Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 The shares of BB&T common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

  This proxy statement/prospectus is dated       , 2001 and is expected to be
first mailed to shareholders of F&M on or about       , 2001.

  This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, this proxy statement/prospectus incorporates important business and financial information about BB&T and F&M from other documents that we have not included in the proxy statement/prospectus. See "Where You Can Find More Information" on page . You may obtain copies of these other documents without charge by requesting them in writing or by telephone at any time prior to [insert date five business days prior to meeting], 2001 from the appropriate company at the following addresses:

          BB&T Corporation                          F&M National
        Shareholder Reporting                        Corporation
        Post Office Box 1290                    The Feltner Building
           Winston-Salem,                    9 Court Square, First Floor
        North Carolina 27102                 Winchester, Virginia 22601
           (336) 733-3021                          (540) 665-4282
                                              Attn: Corporate Secretary

                            F&M NATIONAL CORPORATION
                              The Feltner Building
                          9 Court Square, First Floor
                           Winchester, Virginia 22601

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON       , 2001

                               ----------------

  F&M National Corporation will hold a special meeting of shareholders on     ,
      , 2001 at   :    .m. Eastern time, at                        , for the
following purposes:

  . To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of January 23, 2001, between F&M and BB&T Corporation, and a related plan of merger (collectively, the "merger agreement"), providing for the merger of F&M with and into BB&T (the "merger"). In the merger, each share of F&M common stock will be con-verted into the right to receive no less than 1.09 shares of BB&T common stock, plus cash instead of any fractional share of BB&T common stock, all as described in more detail in the accompanying proxy statement/prospectus. A copy of the merger agreement is attached as Ap-pendix A to the accompanying proxy statement/prospectus.

  . To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

  Holders of F&M common stock as of the close of business on       , 2001 are
entitled to notice of the meeting and to vote at the meeting. If your shares are not registered in your own name, you will need additional documentation from the record holder in order to vote personally at the meeting.

  A proxy card is enclosed. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the meeting in person. You may revoke your proxy at any time before it is voted at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person. However, attendance at the meeting will not by itself revoke a proxy.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          _____________________________________
                                          Michael L. Bryan
                                          Corporate Secretary

Winchester, Virginia
      , 2001

  Please complete, sign, date and return the enclosed proxy card promptly in the envelope provided, whether or not you plan to attend the meeting.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
A WARNING ABOUT FORWARD-LOOKING INFORMATION............................... iii

SUMMARY...................................................................   1

MEETING OF SHAREHOLDERS...................................................   9
  General.................................................................   9
  Who Can Vote at the Meeting.............................................   9
  Attending the Meeting...................................................   9
  Vote Required...........................................................   9
  Voting and Revocation of Proxies........................................  10
  Solicitation of Proxies.................................................  10
  Recommendation of the F&M Board.........................................  10

THE MERGER................................................................  11
  General.................................................................  11
  Background of and Reasons for the Merger................................  11
  Opinion of F&M's Financial Advisor......................................  16
  Exchange Ratio..........................................................  22
  Exchange of F&M Stock Certificates......................................  25
  The Merger Agreement....................................................  26
  Interests of F&M's Directors and Officers in the Merger.................  31
  Material Federal Income Tax Consequences of the Merger..................  38
  Regulatory Considerations...............................................  39
  Accounting Treatment....................................................  42
  Option Agreement........................................................  42
  Effect on Employee Benefit Plans and Stock Options......................  45
  Restrictions on Resales by Affiliates...................................  47
  Charitable Contribution.................................................  47

INFORMATION ABOUT BB&T....................................................  47
  General.................................................................  47
  Operating Subsidiaries..................................................  48
  Acquisitions............................................................  48
  Pending Acquisitions....................................................  49
  Capital.................................................................  50
  Deposit Insurance Assessments...........................................  51
  Additional Information..................................................  51

INFORMATION ABOUT F&M.....................................................  52
  General.................................................................  52
  Operation of F&M Subsidiary Banks.......................................  52
  F&M Non-banking Subsidiaries............................................  52

DESCRIPTION OF BB&T CAPITAL STOCK.........................................  53
  General.................................................................  53
  BB&T Common Stock.......................................................  53
  BB&T Preferred Stock....................................................  53
  Shareholder Rights Plan.................................................  53
  Other Anti-takeover Provisions..........................................  56

                                                                         Page
                                                                         ----
COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS AND F&M SHAREHOLDERS......  57
  Authorized Capital Stock..............................................  57
  Special Meetings of Shareholders......................................  57
  Directors.............................................................  57
  Dividends and Other Distributions.....................................  58
  Shareholder Nominations and Shareholder Proposals.....................  59
  Discharge of Duties; Exculpation and Indemnification..................  60
  Mergers, Share Exchanges and Sales of Assets..........................  60
  Anti-takeover Statutes................................................  61
  Amendments to Articles of Incorporation and Bylaws....................  62
  Consideration of Business Combinations................................  62
  Shareholders' Rights of Dissent and Appraisal.........................  63
  Liquidation Rights....................................................  63

SHAREHOLDER PROPOSALS...................................................  64

OTHER BUSINESS..........................................................  64

LEGAL MATTERS...........................................................  64

EXPERTS.................................................................  64

WHERE YOU CAN FIND MORE INFORMATION.....................................  65

Appendix A--Agreement and Plan of Reorganization and Plan of Merger
 (excluding certain annexes)

Appendix B--Fairness Opinion of Keefe, Bruyette & Woods, Inc.

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

  BB&T and F&M have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the managements of BB&T and F&M and on information currently available to them or, in the case of information that appears under the heading "The Merger-- Background of and Reasons for the Merger" on page , information that was available to the managements of BB&T and F&M as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by each of BB&T and F&M in its reports filed under the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or F&M set forth under "Summary" and "The Merger--Background of and Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions. See "Where You Can Find More Information" on page .

  BB&T and F&M have made statements in this document and in other documents to which this document refers regarding estimated earnings per share of BB&T and F&M on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and F&M, the amount of general and administrative expense consolidation, costs relating to converting F&M's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions prove to be incorrect, and actual results may be materially different from those expressed or implied by the forward-looking statements.

  Any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

  . expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

  . the loss of deposits, customers or revenues following the merger or other previously announced mergers may be greater than expected;

  . competitive pressures among financial institutions may increase signifi-cantly;

  . costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including F&M, may be greater than expect-ed;

  . changes in the interest rate environment may reduce margins or the vol-umes or values of loans made or held;

  . general economic or business conditions, either nationally or in the states or regions in which BB&T and F&M do business, may be less favora-ble than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  . legislative or regulatory changes, including changes in accounting stan-dards, may adversely affect the businesses in which BB&T and F&M are en-gaged;

  .  adverse changes may occur in the securities markets; and

  . competitors of BB&T and F&M may have greater financial resources and develop products that enable them to compete more successfully than BB&T and F&M.

  Management of each of BB&T and F&M believes the forward-looking statements about its company are reasonable; however, shareholders of F&M should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and F&M's ability to control or predict.

  All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or F&M or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor F&M undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    SUMMARY

  This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page .

In the Merger You Will Receive 1.09 Shares of BB&T Common Stock for each Share of F&M Common Stock

  If the merger is completed, you will receive 1.09 shares of BB&T common stock for each share of F&M common stock you own, plus cash instead of any fractional share of BB&T common stock that would otherwise be issued.

  If the value of 1.09 shares of BB&T common stock, determined based on the average reported closing price of BB&T common stock over a five-trading day pricing period ending shortly before completion of the merger, is below $32.09 and the stock prices of certain other bank holding companies have not experienced similar relative declines since the date of the merger agreement, F&M may seek to terminate the merger agreement. If this were to happen, BB&T could choose to proceed with the merger by increasing the amount of BB&T common stock that you would receive in the merger to a number of shares valued, based on the average reported closing price of BB&T common stock over the five-trading day pricing period, at not less than $32.09.

  On       , 2001, the closing price of BB&T common stock was $  , making the value of 1.09 shares of BB&T common stock equal to $ . Because the market price of BB&T common stock fluctuates, you will not know when you vote what BB&T common stock will be worth when issued in the merger. When you vote you will not know whether the circumstances described in the preceding paragraph will exist or, if such circumstances exist and F&M seeks to terminate the merger agreement, whether BB&T will choose to proceed with the merger by increasing the number of shares of BB&T common stock that you would receive in the merger.

No Federal Income Tax on Shares Received in Merger (Page  )

  Neither company is required to complete the merger unless it receives a legal opinion from BB&T's counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of F&M common stock into shares of BB&T common stock. You will be taxed, however, if you receive any cash instead of any fractional share of BB&T common stock that would otherwise be issued. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

  BB&T currently pays regular quarterly dividends of $0.23 per share of its common stock and, over the past five years, has had a dividend payout ratio in the range of approximately 38% to 39.5% of recurring earnings and a compound annualized dividend growth rate of 14.9%. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T's financial condition, earnings and other factors.

F&M Board of Directors Recommends Shareholder Approval (Page  )

  The F&M Board of Directors believes that the merger is in the best interests of F&M shareholders and recommends that you vote "FOR" approval of the merger agreement and related plan of merger. The F&M Board believes that, as a result of the merger, you will be able to achieve greater value than you would if F&M remained independent.

Exchange Ratio Fair to Shareholders According to F&M's Financial Advisor (Page
 )

  F&M's financial advisor, Keefe, Bruyette & Woods, Inc. has given an opinion to the F&M Board that, as of January 23, 2001 (the date F&M's Board approved the merger agreement), the exchange ratio in the merger was fair from a financial point of view to you as holders of F&M common stock. The full text of this opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe, Bruyette & Woods in rendering its fairness opinion. At the time this proxy statement/prospectus is mailed to you, F&M will have paid $200,000 to Keefe, Bruyette & Woods for such services. F&M has agreed to pay Keefe, Bruyette & Woods an additional fee of $972,826, at the time the merger is completed.

F&M Shareholders Do Not Have Appraisal Rights (Page  )

  Under Virginia law, holders of F&M common stock do not have the right to dissent from the merger and demand an appraisal of the fair value of their shares in connection with the merger.

Meeting to be held       , 2001 (Page  )

  F&M will hold the special shareholders' meeting at  :  .m., Eastern time, on
      ,  , 2001 at    . At the meeting, you will vote on the merger agreement
and plan of merger and conduct any other business that properly arises.

The Companies (Page  )

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000

  BB&T is a multi-bank holding company with more than $[60.9] billion in assets. It is the [fifth] largest financial holding company in the Southeast and, through its banking subsidiaries, operates [889] branch offices in the Carolinas, Georgia, Virginia, Maryland, West Virginia, Tennessee, Kentucky and Washington, D.C. BB&T ranks [first] in deposit market share in West Virginia, [second] in North Carolina and [third] in South Carolina, and maintains a significant market presence in Virginia, Maryland, Georgia and Washington, D.C. [to be updated]

F&M National Corporation
The Feltner Building
9 Court Square, First Floor
Winchester, Virginia 22601
(540) 665-4282

  F&M, with approximately $4 billion in assets, is the parent company to 11 community banking subsidiaries in Virginia, West Virginia and Maryland. F&M operates 161 banking offices, 13 mortgage banking offices, three trust offices and six insurance offices.

The Merger (Page  )

  In the merger, F&M will merge into BB&T, and F&M's banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. If the F&M shareholders approve the merger agreement and plan of merger at the special meeting, we currently expect to complete the merger in the [third] quarter of 2001.

  We have included the merger agreement as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in full, as it is the legal document that governs the merger.

Majority Shareholder Vote Required (Page  )

  Approval of the merger agreement and plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of F&M common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, the directors and executive officers of F&M and their affiliates together owned about % of the F&M common stock entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger agreement and plan of merger.

  Brokers who hold shares of F&M stock as nominees will not have authority to vote them on the merger unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

The merger does not require the approval of BB&T's shareholders.

Record Date Set at     , 2001; One Vote per Share of F&M Stock (Page  )

  If you owned shares of F&M common stock at the close of business on       ,
2001, the record date, you are entitled to vote on the merger agreement and plan of merger and any other matters that may be properly considered at the meeting.

  On the record date, there were [24,668,926] shares of F&M common stock outstanding. At the meeting, you will have one vote for each share of F&M common stock that you owned on the record date.

Interests of Our Directors and Officers in the Merger that Differ From Your Interests (Page )

  Some of F&M's directors and officers have interests in the merger that differ from, or are in addition to, the interests of other F&M shareholders. These interests exist because of rights under benefit and compensation plans maintained by F&M and, in the case of certain executive officers of F&M, under employment agreements to be entered into upon completion of the merger.

  Employment Agreements. F&M's Vice Chairman, President and Chief Executive Officer, Alfred B. Whitt, and Vice Chairman and Chief Administrative Officer, Charles E. Curtis, have agreed to enter into employment agreements with Branch Banking and Trust Company of Virginia, BB&T's Virginia bank subsidiary, upon completion of the merger. The employment agreements, provide for an employment term ending June 30, 2002 or, if sooner, the 61st day after conversion of the operating systems of F&M to the operating systems of BB&T. Each agreement also provides for a five-year consulting period following the employment term during which Mr. Whitt and Mr. Curtis will receive additional amounts.

  In addition, it is expected that F. Dixon Whitworth, Jr., Executive Vice President of F&M and President and Chief Executive Officer of F&M Trust Company, and T. Earl Rogers, President and Chief Executive Officer of F&M Bank-Northern Virginia, will also enter into employment agreements with Branch Banking and Trust Company of Virginia upon completion of the merger. Mr. Whitworth's employment agreement would have a five-year term, and Mr. Rogers' employment agreement would have a two-year term.

  All of the employment agreements may provide severance payments and other benefits if employment is terminated following the merger, including if there is a change of control of BB&T. The material terms and financial provisions of the employment agreements are described under the heading "Interests of F&M's Directors and Officers in the Merger" on page .

  Subsidiary Bank Boards; Advisory Boards. Following completion of the merger, Alfred B. Whitt will be elected to the boards of directors of Branch Banking and Trust Company, BB&T's North Carolina bank subsidiary, and Branch Banking and Trust Company of Virginia. Charles E. Curtis will be elected to the board of directors of Branch Banking and Trust Company of Virginia. Each of Mr. Whitt and Mr. Curtis will be reelected (so long as he continues to qualify) during the period that he is an Executive Vice President of, or party to an employment agreement with, BB&T or one of its bank subsidiaries.

  The F&M Board was aware of these and other interests and considered them when it approved and adopted the merger agreement.

  The members of the F&M Board will be offered a position on one of BB&T's local advisory boards. In addition, as of the date that an F&M bank subsidiary is merged into a BB&T bank subsidiary, the members of the board of directors of the F&M bank subsidiary will be offered a position on BB&T's advisory board for the area in which the F&M subsidiary is located. In particular, BB&T will establish an advisory board for the Winchester, Virginia area and the members of the F&M Bank- Winchester board of directors will be offered the opportunity to serve on that advisory board.

  Each advisory board member will be reappointed until he or she is disqualified for good reason, BB&T terminates the advisory board or he or she attains the maximum age for advisory board service, which is currently age 70. For at least two years after the merger, the advisory board members will receive fees equal in amount to the retainer and schedule of attendance fees for directors of F&M (or the corresponding F&M bank subsidiary) in effect on January 1, 2001.

  Membership on any advisory board is conditioned upon execution of a noncompetition agreement with BB&T.

  The material terms and financial provisions of these arrangements are described under the heading "Interests of F&M's Directors and Officers in the Merger" on page .

Regulatory Approvals We Must Obtain for the Merger to Occur (Page  )

  We cannot complete the merger unless the Board of Governors of the Federal Reserve System approves it. We [have filed] an application with the Federal Reserve Board seeking its approval. In addition, the merger is subject to the approval of, or notice to, certain state regulatory authorities, and we [have made] the necessary filings with those authorities.

Although we do not know of any reason why we would not obtain these regulatory approvals in a timely manner, we cannot be certain when we will obtain them or that we will obtain them at all. [to be updated]

Other Conditions that Must be Satisfied for the Merger to Occur (Page  )

  A number of other conditions must be met for us to complete the merger, including:

  .  approval of the merger agreement by the F&M shareholders;

  . receipt of the opinion of BB&T's counsel concerning the tax consequences of the merger;

  . receipt by BB&T of letters from its accountants to the effect that the merger will qualify for pooling-of-interests accounting treatment;

  . the continuing accuracy of the parties' representations in the merger agreement;

  . the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission covering the shares of BB&T com-mon stock to be issued in the merger; and

  . execution by Alfred B. Whitt and Charles E. Curtis of the employment agreements described above.

Termination and Amendment of the Merger Agreement (Page  )

  We can mutually agree at any time to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

  .  the merger is not completed by December 31, 2001;

  .  any condition that must be satisfied to complete the merger is not met;
     or

  . the other company violates, in a material way, any of its representa-tions, warranties or obligations under the merger agreement and such vi-olation is not cured in a timely fashion.

  Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

  In addition, F&M can seek to terminate the merger agreement if both:

  . the value of 1.09 shares of BB&T common stock, determined based on the average closing price of BB&T common stock over a five-day pricing pe-riod ending shortly before completion of the merger, is below $32.09; and

  . the stock prices of certain other bank holding companies, based on a weighted formula, have not experienced similar relative declines since the date of the merger agreement.

  If this were to happen, BB&T could choose to proceed with the merger by increasing the amount of BB&T common stock into which each share of F&M common stock would convert in the merger to a number of shares valued, based on the average closing price of BB&T common stock over the five-day pricing period, at not less than $32.09. If BB&T were not to choose to increase the number of BB&T shares of common stock into which each share of F&M common stock would convert and proceed with the merger, the merger agreement and the merger would terminate.

  We can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot decrease the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion from BB&T's counsel is not available and the F&M Board determines to proceed with the merger, F&M will inform you and ask you to vote again on the merger agreement.

Option Agreement (Page  )

  As a condition to its offer to acquire F&M, and to discourage other companies from attempting to acquire F&M, BB&T required F&M to grant BB&T a stock option that allows BB&T to buy up to 2,062,000 shares of F&M's common stock. The exercise price of the option is $26.37 per share. Generally, BB&T can exercise the option only if another party attempts to acquire control of F&M. As of the date of this proxy statement/prospectus, we do not believe that has occurred.

BB&T to Use Pooling-of-Interests Accounting Treatment (page  )

  BB&T will account for the merger as a pooling of interests. This will enhance future earnings by avoiding the creation of goodwill relating to the merger and will enable BB&T to avoid charges against future earnings that would result from amortizing goodwill. This accounting method also means that, after the merger, BB&T will report financial results as if F&M had always been combined with BB&T.

Share Price Information (Page  )

  BB&T common stock and F&M common stock are traded on the New York Stock Exchange under the symbols "BBT" and "FMN," respectively. On January 23, 2001, the last full trading day before public announcement of the proposed merger, F&M common stock closed at $27.625, and BB&T common stock closed at $37.3125.
On     , 2001, F&M common stock closed at $   , and BB&T common stock closed at
$   .

Listing of BB&T Common Stock

  BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

  BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT," and F&M common stock is listed on the New York Stock Exchange under the symbol "FMN." The table below shows the high and low sales prices of BB&T common stock and F&M common stock and cash dividends paid per share for the last two fiscal years plus the interim period. The merger agreement restricts F&M's ability to increase dividends. See page .

                                         BB&T                     F&M
                              -------------------------- ----------------------
                                                  Cash                   Cash
                                High     Low    Dividend  High   Low   Dividend
                              -------- -------- -------- ------ ------ --------
Quarter Ended
  March 31, 2001............. $ 37.875 $  31.42  $ 0.23  $39.10 $24.75  $0.25
  June 30, 2001 (through
          , 2001)
Quarter Ended
  March 31, 2000.............    29.25  21.6875  $ 0.20   27.25  22.13  0.235
  June 30, 2000..............   31.875   23.875  $ 0.20   24.82  21.00   0.25
  September 30, 2000.........  30.4375  23.8125  $ 0.23   25.10  21.75   0.25
  December 31, 2000..........    38.25  26.5625  $ 0.23   27.44  22.56   0.25
    For year 2000............    38.25  21.6875  $ 0.86   27.44  21.00  0.985
Quarter Ended
  March 31, 1999.............   40.625  34.5625  $0.175   30.00  23.87  0.195
  June 30, 1999..............    40.25    33.50  $0.175   33.18  23.93  0.235
  September 30, 1999.........  36.6875  30.1875  $ 0.20   33.50  26.00  0.235
  December 31, 1999..........   37.125  27.1875  $ 0.20   30.12  26.50  0.235
    For year 1999............   40.625  27.1875  $ 0.75   33.50  23.87   0.90

  The table below shows the closing price of BB&T common stock and F&M common stock on January 23, 2001, the last full trading day before public announcement of the proposed merger.

   BB&T historical.................................................... $37.3125
   F&M historical..................................................... $ 27.625
   F&M pro forma equivalent*.......................................... $  40.67

--------
* calculated by multiplying BB&T's per share closing price by the exchange ra-tio of 1.09

Selected Consolidated Financial Data

  We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from BB&T's and F&M's audited financial statements for 1996 through 2000 and unaudited financial statements for the three months ended March 31, 2000 and 2001. [to be updated] The information provided for BB&T has been restated to include the accounts of FCNB Corp, which was acquired by BB&T on January 8, 2001 in a transaction accounted for as a pooling of interests. [to be updated] The information provided for F&M has been restated to include the accounts of Atlantic Financial Corp., which was acquired by F&M on February 26, 2001 in a transaction accounted for as a pooling of interests. This information is only a summary, and you should read it in conjunction with our historical financial statements and the related notes contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page . You should not rely on the three-month information as being indicative of results expected for the entire year or for any future interim period. [to be updated]

                     BB&T--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                          As of/For the
                          Three Months
                              Ended
                            March 31,             As of/For the Years Ended December 31,
                         --------------- ---------------------------------------------------------
                         2001    2000      2000       1999        1998        1997        1996
                         ----- --------- --------- ----------- ----------- ----------- -----------
Net interest income..... $         $         $     $ 1,932,948 $ 1,759,705 $ 1,623,329 $ 1,486,488
Net income..............                               705,574     651,744     501,726     467,309
Basic earnings per
 share..................                                  1.78        1.67        1.29        1.21
Diluted earnings per
 share..................                                  1.75        1.64        1.27        1.18
Cash dividends paid per
 share..................                                  0.75        0.66        0.58        0.50
Book value per share....                                 10.19       10.17        9.12        8.62
Total assets............                            53,000,836  48,190,494  43,606,211  38,612,527
Long-term debt..........                             6,073,428   5,499,873   4,183,462   2,611,973

                     F&M--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                          As of/For the
                          Three Months
                              Ended
                            March 31,             As of/For the Years Ended December 31,
                         --------------- ---------------------------------------------------------
                         2001    2000      2000       1999        1998        1997        1996
                         ----- --------- --------- ----------- ----------- ----------- -----------
Net interest income..... $     $  37,744 $ 155,833 $   147,721 $   139,976 $   131,711 $   121,747
Net income..............          12,197    51,892      46,942      42,600      39,834      37,221
Basic earnings per
 share..................            0.43      1.86        1.67        1.51        1.43        1.34
Diluted earnings per
 share..................            0.43      1.84        1.65        1.49        1.41        1.32
Cash dividends paid per
 share..................            0.23      0.99        0.90        0.76        0.73        0.69
Book value per share....           12.74     13.90       12.50       12.88       11.91       11.29
Total assets............       3,577,490 3,976,691   3,481,476   3,460,420   3,190,695   2,928,549
Long-term debt..........          24,642    20,912      25,443      21,058      17,136      11,497

Comparative Per Share Data

  We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page .

  The pro forma combined information gives effect to the merger accounted for as a pooling of interests, assuming that 1.09 shares of BB&T common stock are issued for each outstanding share of F&M common stock. Pro forma equivalent of one F&M common share amounts are calculated by multiplying the pro forma basic and diluted earnings per share, BB&T's historical per share dividend and the pro forma shareholders' equity by the exchange ratio of 1.09 shares of BB&T common stock so that the per share amounts equate to the respective values for one share of F&M common stock. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the three-month information as being indicative of results expected for the entire year or for any future interim period. [to be updated]

                                             As of/For the  As of/For the Year
                                             Three Months         Ended
                                                 Ended         December 31,
                                               March 31,   --------------------
                                                 2001       2000   1999   1998
                                             ------------- ------ ------ ------
Earnings per common share:
  Basic
    BB&T historical.........................
    F&M historical..........................               $ 1.86 $ 1.67 $ 1.51
    Pro forma combined......................
    F&M pro forma equivalent................
  Diluted
    BB&T historical.........................
    F&M historical..........................               $ 1.84 $ 1.65 $ 1.49
    Pro forma combined......................
    F&M pro forma equivalent................
Cash dividends declared per common share:
  BB&T historical...........................
  F&M historical............................               $ 0.99 $ 0.90 $ 0.76
  Pro forma combined........................
  F&M pro forma equivalent..................
Shareholders' equity per common share:
  BB&T historical...........................
  F&M historical............................               $13.90 $12.50 $12.88
  Pro forma combined........................
  F&M pro forma equivalent..................

                            MEETING OF SHAREHOLDERS

General

  We are providing this proxy statement/prospectus to F&M shareholders of
record as of     , 2001, along with a form of proxy that the F&M Board is
soliciting for use at a special meeting of shareholders of F&M to be held on
    ,     , 2001 at  :  .m., Eastern time, at    . At the meeting, the
shareholders of F&M will vote upon a proposal to approve the agreement and plan of reorganization, dated as of January 23, 2001, and the related plan of merger pursuant to which F&M would merge into BB&T. In this proxy statement/prospectus, we refer to the reorganization agreement and related plan of merger collectively as the "merger agreement." Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The F&M Board knows of no such other matters except those incidental to the conduct of the meeting. A copy of the merger agreement (excluding certain annexes) is attached as Appendix A.

Who Can Vote at the Meeting

  You are entitled to vote your F&M common stock if the records of F&M show
that you held your shares as of the record date, which is     , 2001. On the
record date, there were [24,668,926] shares of F&M common stock outstanding,
held by approximately    holders of record representing approximately
beneficial owners. Each such share of F&M common stock is entitled to one vote on each matter submitted at the meeting.

Attending the Meeting

  If you are a beneficial owner of F&M common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of F&M common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

  Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of F&M common stock entitled to vote. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

  The proposal to adopt the merger agreement is a "non-discretionary" item, meaning that brokerage firms can not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-vote shares") will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

  Action on other matters, if any, that are properly presented at the meeting for consideration of the shareholders will be approved if a quorum is present and the votes cast favoring the action exceed the votes cast opposing the action. A quorum will be present if a majority of the outstanding shares of F&M common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present. The F&M Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

  Because approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of F&M common stock entitled to vote, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the F&M Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

  You should not send in your stock certificates with your proxy cards. See "The Merger --Exchange of F&M Stock Certificates" on page .

  As of the record date, the directors and executive officers of F&M and their
affiliates beneficially owned a total of      shares, or    , of the issued and
outstanding shares of F&M common stock (not including shares that may be acquired pursuant to the exercise of stock options). The directors and executive officers of BB&T, their affiliates, BB&T and its subsidiaries owned less than 1% of the outstanding shares of F&M common stock, excluding shares subject to the stock option granted to BB&T in connection with the merger agreement and described under the heading "Option Agreement" on page .

Voting and Revocation of Proxies

  The shares of F&M stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the respective shareholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement. Proxies marked "FOR" approval of the merger agreement and executed but unmarked proxies will be voted in the discretion of the proxy holders named in the proxies as to any proposed adjournment of the meeting. Proxies that are voted "AGAINST" approval of the merger agreement will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. The proxies will be voted in the discretion of the proxy holders on other matters, if any, that are properly presented at the meeting and voted upon.

  You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either: notify the Corporate Secretary of F&M in writing at F&M's principal executive offices; submit a later-dated proxy to the Corporate Secretary of F&M; or attend the meeting and vote your shares in person. Your attendance at the meeting will not automatically revoke your proxy. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares.

  Your broker may allow you to deliver your voting instructions via the telephone or the internet. Please see the voting instruction form from your broker. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

Solicitation of Proxies

  BB&T and F&M will each pay 50% of the cost of printing this proxy statement/prospectus, and F&M will pay all other costs of soliciting proxies. Directors, officers and other employees of F&M or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. F&M will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and F&M will reimburse these record holders for their reasonable out-of-pocket expenses.

Recommendation of the F&M Board

  The F&M Board has approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of F&M and its shareholders. The F&M Board recommends that F&M's shareholders vote "FOR" approval of the merger agreement. See "The Merger--Background of and Reasons for the Merger" on page .

                                   THE MERGER

  The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

  In the merger, F&M will be merged into BB&T. Shareholders of F&M will receive common stock of BB&T in exchange for their shares of F&M stock on the basis of
1.09 shares of BB&T common stock for each share of F&M common stock, plus cash instead of any fractional share of BB&T common stock that would otherwise be issued. During the first quarter of 2002, BB&T intends to merge F&M's subsidiary banks located in Virginia with and into Branch Banking and Trust Company of Virginia, BB&T's Virginia bank subsidiary and intends to merge F&M Bank-Maryland and F&M Bank-West Virginia with and into Branch Bank. Until then, F&M's subsidiary banks will operate as separate subsidiaries of BB&T.

Background of and Reasons for the Merger

 Background of the Merger

  The past several years have represented a time of significant changes in the financial services industry in general, and in the mid-Atlantic market served by F&M in particular. This period has been marked by rapid consolidation, increasing importance of new technology in delivering banking services and products, and intensified competition both from traditional sources and from non-bank competitors, such as brokerage firms, mutual funds, insurance companies and other lending institutions.

  Several interested parties, including BB&T, contacted F&M to explore the possibility of a merger or acquisition during this time. The F&M Board elected not to pursue these preliminary expressions of interests, believing it to be in the best interests of F&M shareholders for F&M to remain independent and to focus on building a franchise of semi-autonomous community banks operating within a strong centralized support system provided by F&M.

  In this rapidly changing and increasingly competitive financial services environment, and as part of its effort to enhance shareholder value, the F&M Board has periodically reviewed and examined the ability of F&M to continue to grow and successfully compete as an independent institution in a manner that will maximize long-term shareholder value. Among the strategic alternatives that the F&M Board has considered from time to time are:

  . continue current operations under F&M's existing corporate structure while searching out attractive affiliations with other community banks;

  . consolidate F&M's numerous subsidiary banks into one or more larger bank subsidiaries and implement certain other cost saving measures;

  . seek to merge or affiliate with a financial institution of a comparable size to F&M; and

  .  merge with a larger institution.

  At its work session following the conclusion of its meeting on September 13, 2000, the F&M Board further considered these strategic alternatives. The discussion included consideration of F&M's role in its communities, service to its customer base, employees, ability to compete effectively with larger financial institutions in its market area and the benefits to the F&M shareholders of each of the strategic alternatives. F&M's management noted that smaller community banks remain attractive to customers in a number of market areas, while large financial institutions have technology capabilities, a wider range of product offerings and other resources that permit more effective competition for deposit, loan and investment business. It was observed that F&M, increasingly becoming a mid-sized financial institution in the mid-Atlantic region, may not have the advantages of either a smaller institution or a larger one, and therefore may be at a competitive disadvantage because of its size. In that regard, the F&M Board discussed the alternative of F&M remaining independent and pursuing a course of action that the F&M Board considered to be successful to date, in comparison to seeking an alliance with another financial institution in order to be able to compete more effectively with large national and super-regional financial institutions.

  After lengthy discussion on F&M's strategic options, the F&M Board instructed Alfred B. Whitt, Vice Chairman, President and Chief Executive Officer of F&M, to contact a regional banking institution that had recently expressed interest in F&M to explore that institution's level of interest in making an offer to acquire F&M. In early October 2000, Mr. Whitt met with representatives of that institution to discuss informally a possible business combination. At that meeting, non-pricing matters such as regional operations, timing, management structure, contractual terms and employee matters were discussed, and each party indicated an interest in the potential benefits of a merger.

  At a meeting held on October 11, 2000, Mr. Whitt apprised the F&M Board as to this recent meeting and indicated that, based on those discussions, the institution was interested in pursuing a possible merger with F&M and would be prepared to provide the terms of a proposed offer for the Board to consider at its regularly scheduled November meeting. The F&M Board also discussed whether BB&T would be interested in making an offer for F&M, given BB&T's past informal indications of interest in F&M. After further discussion, the F&M Board instructed management to contact BB&T to explore BB&T's level of interest in making an offer to acquire F&M.

  On October 27, 2000, Mr. Whitt, together with W. M. Feltner, Chairman of F&M, and Charles E. Curtis, Vice Chairman and Chief Administrative Officer of F&M, met with John A. Allison IV, Chairman and Chief Executive Officer of BB&T, and Burney S. Warren, Executive Vice President of BB&T, at F&M's request, to discuss a possible merger between BB&T and F&M. The group discussed in general terms the business and operating philosophies of BB&T and F&M, structural and personnel issues relating to a potential merger transaction and other merger-related matters. During this meeting, Messrs. Allison and Warren indicated that BB&T would be prepared to make an offer providing for the tax-free exchange of each share of F&M common stock for 1.085 shares of BB&T common stock.

  On October 31, 2000, Mr. Whitt had another meeting with representatives of the other regional institution at which time pricing and other merger-related matters were discussed. At that meeting, it was indicated that the institution was prepared to make an offer providing for a tax-free share exchange, the value of which was equal to $33.07 based on the closing price of that institution's common stock on October 30, 2000.

  On November 7, 2000, Mr. Whitt had further discussions with Mr. Warren during which Mr. Whitt indicated that BB&T's recent cash dividends were slightly less than F&M's most recent cash dividends. Based on these discussions, Mr. Warren indicated to Mr. Whitt that BB&T would be prepared to increase their proposed offer to 1.09 shares of BB&T stock for each F&M share so that F&M shareholders would not incur any reduction in their dividends as a result of the merger.

  Based on closing prices of the common stocks of BB&T and F&M on November 7, the value of 1.09 shares of BB&T common stock was equal to $37.06, resulting in a market premium of 40.5%.

  On November 8, 2000, Mr. Whitt informed the F&M Board of his discussions with BB&T and the other institution and the terms and structure of each company's proposed offer. Mr. Whitt also presented a plan prepared by management that contemplated the continued independence of F&M based on various financial and other projections and assumptions. The Board requested that additional information, such as projected cost savings and earnings, on the plan prepared by management be presented at the next regularly scheduled board meeting in December in order to put the Board in a better position to evaluate the two proposed offers against the plan to remain independent.

  At the board meeting on December 13, 2000, management briefed the F&M Board on the revised plan that contemplated the continued independence of F&M. Consolidating F&M's subsidiary banks was a major part of that plan, and management believed that by combining its banking subsidiaries into four regional banks, F&M could increase its net income by approximately $0.16 per share. Management estimated that with the savings generated by consolidating the banks, F&M's common stock would likely trade at or around 15 times earnings based on market comparables, and that the corresponding increase in the market value would be approximately $2.40 per share. Accordingly, management projected that the plan could increase the market value of F&M common stock to approximately $30 per share, which was approximately $l0 per share less than the market value of the share exchange offer by BB&T and $7 per share less than the other regional banking institution's offer.

  During the December 13 meeting, the F&M Board also reviewed and discussed the proposed offers from BB&T and the other institution. The Board authorized management to contact an investment banking firm to request its assistance in analyzing F&M's strategic options, but with the proviso that such firm should not be advised that the F&M Board was actually considering two proposed offers.

  On January 10, 2001, a representative of a nationally recognized investment banking firm made a presentation to the F&M Board that analyzed the four strategic alternatives mentioned above. Following that presentation, the Board discussed F&M's strategic alternatives in depth and the future prospects of F&M in light of the strategic options.

  The F&M Board discussed the reasons for, and the benefits of, a merger with a larger institution, in the context of the two proposed merger offers. It considered the financial performance, stock performance, market position, growth prospects and other matters concerning BB&T and the other interested bank. The F&M Board evaluated both offers in relation to the then current market value of F&M stock and management's estimate of the future value of the stock of F&M as an independent entity. After this discussion, the F&M Board determined that a merger with BB&T, which last proposed an exchange of 1.09 shares of BB&T common stock for each share of F&M common stock, would provide substantial long-term benefits to F&M's shareholders and its constituencies. The F&M Board then authorized management to proceed with the negotiation of a definitive merger agreement and related agreements with BB&T.

  BB&T's outside counsel delivered to F&M and its counsel a draft merger agreement, stock option agreement, employment contracts and other related documents on January 17, 2001. During the course of the next week, F&M and BB&T and their respective counsel negotiated the terms of the merger documents. During the negotiations, BB&T informed F&M that the stock option agreement was required as a condition to BB&T's willingness to enter into a definitive merger agreement with F&M.

  On January 18, 2001, Mr. Whitt contacted several investment banking firms to discuss whether their firms would be willing to serve as financial advisor to F&M and their fees for the engagement. Based on these discussions, F&M then selected Keefe, Bruyette & Woods, Inc. to serve as its financial advisor.

  Mr. Whitt and a representative of KBW held a due diligence conference call with Scott E. Reed, Senior Executive Vice President and Chief Financial Officer of BB&T, on January 22, 2001 to discuss certain financial, operational, strategic and other matters concerning BB&T. F&M completed the due diligence call to its satisfaction.

  On January 23, 2001, the F&M Board of Directors convened at 4:00 p.m. to consider the merger with BB&T. Mr. Whitt reviewed the events that had occurred since the last meeting of the F&M Board.

Representatives of KBW made a presentation to the F&M Board on the proposed transaction with BB&T, the current bank merger and acquisition environment and the results of various financial analyses KBW had prepared in connection with the proposed transaction. KBW then delivered its opinion that the 1.09 exchange ratio was fair to F&M shareholders from a financial point of view. F&M's counsel, LeClair Ryan, P.C., then reviewed the merger agreement, stock option agreement and employment agreements that had been negotiated with BB&T. Throughout the presentations, representatives of KBW and LeClair Ryan responded to numerous questions and comments from the F&M Board.

  Following a thorough discussion of the terms of the merger agreement, the structure of the transaction and other items related to the proposed merger, the F&M Board determined that the merger pursuant to the definitive agreement was in the best interests of F&M and its shareholders, approved the proposed merger, subject to the satisfactory finalization of the merger documents, and authorized Mr. Whitt, as President and Chief Executive Officer of F&M, to execute and deliver the merger documents on behalf of F&M.

  After the F&M Board's approval of the merger at the January 23rd meeting, F&M and BB&T entered into the merger agreement and the stock option agreement.

 F&M's Reasons for the Merger and Recommendation of Directors

  In deciding to approve the merger agreement and the stock option agreement, and the transactions contemplated by those agreements, the F&M Board consulted with F&M management, as well as its financial and legal advisors, and considered the following material factors:

  . information regarding the business, operations, earnings, financial con-dition, technological capabilities, management, earnings and prospects of each of F&M and BB&T;

  . the exchange ratio of 1.09, which represented a 47.2% premium over the closing price of F&M common stock on January 23, 2001 and a 53.8% pre-mium over the average closing price of F&M common stock for the 30 trad-ing days preceding the F&M Board's approval of the merger agreement;

  .  the current financial services industry environment, including

    .  the continued consolidation within the industry,

    .  increased competition,

    . rapid technological change (including internet banking) and the in-creasing cost of technology, and

    . the apparent approaching end of pooling-of-interests accounting in 2001, which may negatively affect market premiums for at least some period and may also negatively impact F&M's acquisition program;

  . the difficulty of increasing F&M's earnings to a level that would result in an increase in its stock price to BB&T's offer price in the near fu-ture;

  . the F&M Board's belief that the terms of the merger, the merger agree-ment and the stock option agreement are fair to and in the best inter-ests of F&M shareholders;

  . the analyses provided by KBW and the oral and written opinion of KBW provided on January 23, 2001 that, as of such date, the exchange ratio as set out in the merger agreement, was fair from a financial point of view to F&M shareholders (see "Opinion of Financial Advisor to F&M");

  . the tax-free nature of the merger to F&M shareholders for federal income tax purposes, and the expectation that BB&T will account for the merger as a pooling-of-interests;

  . BB&T's record with respect to the employees and communities of the banks it acquires, and the effect upon F&M's employees and the communities which F&M serves;

  . the F&M Board's review of other strategic alternatives potentially available to F&M;

  . the historical performance of BB&T's common stock and BB&T's historical financial performance, as well as KBW's presentation regarding BB&T;

  . the fact that the merger would broaden the range of innovative financial services and products to F&M's customers and the communities served by F&M; and

  . the financial terms of other recent business combinations in the banking industry.

  The above discussion of the information and factors considered by the F&M Board is not intended to be exhaustive but includes the material factors the F&M Board considered. In reaching the determination to approve and recommend the merger, the F&M Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have considered various factors differently.

  The F&M Board, after considering the foregoing, approved and adopted the merger agreement and related documents and the transactions associated with the merger agreement as being in the best interests of F&M and its shareholders.

  The F&M Board recommends that you vote "FOR" the approval of the merger agreement.

 BB&T's Reasons for the Merger

  One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts in the $250 million to $10 billion asset size range. BB&T's management believes that the acquisition of F&M will give BB&T the fifth highest deposit market share in the Washington D.C. metropolitan service area (the nation's wealthiest based on per capital income) and the highest deposit market share in the Tidewater, Virginia area and will strengthen its position in Richmond, Virginia, a growing technology center.

  In connection with BB&T's consideration of the merger, its management analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . BB&T's and F&M's earnings per share on a stand-alone basis for 2001 would be in line with the estimates published by First Call Corporation;

  . BB&T's earnings per share on a stand-alone basis for subsequent years would increase at an assumed annual rate, determined solely for the pur-pose of assessing the impact of the merger as described above, of 12%;

  . Annual cost savings of approximately $45.9 million, or 35% of F&M's ex-pense base (after giving effect to F&M's acquisitions of Atlantic Finan-cial Corp. and Community Bankshares of Maryland) would be fully realized in the first 12 months of operations following conversion of F&M's data services systems to those of BB&T;

  . BB&T would divest F&M branches representing approximately $226.3 million in deposits;

  . Income statement and balance sheet growth rates attributable to F&M would be 12% in year one, 14% in years 2 through 5 and 12% in years 6 through 10, except:

    . F&M's core net interest margin (non-fully taxable equivalent) would incrementally decrease over years 1 through 5 to a margin of 4.35%;

    .  F&M's loan loss allowance would be raised to 1.30%; and

    .  F&M's net charge-off rate for loan losses would be 0.35%.

  Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets and book value per share, as well as its effect on BB&T's leverage capital ratio. This analysis indicated that the merger would:

  . be accretive to earnings per share, cash basis earnings per share, re-turn on equity, return on assets and cash basis return on assets in 2002;

  .  be accretive to cash basis return on equity in 2003;

  .  be accretive to book value in 2004; and

  .  result in a combined leverage ratio that remains over 7%.

In conducting its analysis, BB&T excluded the effect of estimated one-time after-tax charges of $55 million, which takes into account an estimated premium of $9.1 million to be received for divested deposits.

  In addition to the analysis described above, BB&T performed an internal rate of return analysis for the merger. The purpose of this analysis was to determine if the projected performance of F&M, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the F&M merger indicated that the projected internal rate of return is 17.09%.

  None of the above information has been updated since the date of the merger agreement. There can be no certainty that actual results will be consistent with the results described above. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of F&M's Financial Advisor

  F&M engaged Keefe, Bruyette & Woods, Inc. to act as its exclusive financial advisor in connection with the merger. F&M selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with F&M and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

  On January 23, 2001, the F&M Board held a meeting to evaluate the proposed merger with BB&T. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (which was subsequently confirmed in writing) that, as of that date, the consideration to be paid in the merger was fair to F&M and its shareholders from a financial point of view.

  The full text of KBW's written opinion is attached as Appendix B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. F&M's shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

  KBW's opinion is directed to the F&M Board and addresses only the fairness, from a financial point of view, of the merger consideration to be received by the F&M shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any F&M shareholder as to how the shareholder should vote at the F&M special meeting on the merger or any related matter.

  In rendering its opinion, KBW:

  .  reviewed, among other things:

    .  the merger agreement;

    .  Annual Reports to shareholders and Annual Reports on Form 10-K of
       BB&T;

    .  Annual Reports to shareholders and Annual Reports on Form 10-K of
       F&M;

    .  Quarterly Reports on Form 10-Q of BB&T;

    .  Quarterly Reports on Form 10-Q of F&M; and

  . held discussions with members of senior management of F&M and BB&T re-garding:

    .  past and current business operations;

    .  regulatory relationships;

    .  financial condition; and

    .  future prospects;

  . reviewed the market prices, valuation multiples, publicly reported fi-nancial conditions and results of operations for F&M and BB&T and com-pared them with those of certain publicly traded companies that KBW deemed to be relevant;

  . compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

  .  performed other studies and analyses that it considered appropriate.

  In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for, KBW or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of F&M as to the responsibility and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for BB&T and F&M are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of BB&T or F&M, and KBW did not examine any books or records or review individual credit files.

  The projections furnished to KBW and used by it in certain of its analyses were prepared by F&M's senior management. F&M does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, the projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

  For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

  . the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

  . the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

  . each party to the merger agreement and all related documents will per-form all of the covenants and agreements required to be performed by such party under such documents;

  . all conditions to the completion of the merger will be satisfied without any waivers; and

  . in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amend-ments or modifications, will be imposed that will have a material ad-verse effect on either the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and revenue enhancements expected to result from the merger.

  KBW further assumed that the merger will be accounted for as a pooling of interests under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. KBW's opinion is not an expression of an opinion as to the prices at which shares of F&M common stock or shares of BB&T common stock will trade following the announcement of the merger, the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

  In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, F&M and BB&T. The estimates contained in the analyses performed by KBW may not necessarily be indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The KBW opinion was among several factors taken into consideration by the F&M Board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the F&M Board or management of F&M with respect to the fairness of the consideration to be received by the shareholders of F&M in the merger.

  The following is a summary of the material analyses presented by KBW to the F&M Board on January 23, 2001 in connection with its oral opinion given on that date. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the F&M Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses (including the methodologies and assumptions underlying the analyses) could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

  Transaction Summary. KBW calculated the value of the merger consideration to be paid as a multiple of F&M's book value per share, last twelve months' earnings per share and 2001 "First Call" consensus estimated earnings per share. "First Call" is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. As of December 31, 2000, F&M had two pending acquisitions, Atlantic Financial Corp. and Community Bankshares of Maryland, Inc. As of December 31, 2000, BB&T had three pending acquisitions, Century South Banks, Inc., FCNB Corp and FirstSpartan Financial Corp. KBW adjusted throughout its analyses the financial data for F&M and BB&T as of December 31, 2000 to reflect these pending acquisitions. Additionally, KBW adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The value of the merger consideration was determined based on an exchange ratio of 1.09 BB&T shares for each F&M share. The computations were based on F&M's stated book value per share of $13.71 as of December 31, 2000, F&M's earnings per share of $1.93 for the last twelve months ended December 31, 2000 and a 2001 First Call consensus estimated earnings per share of $2.06. Based on those assumptions and BB&T's closing price of $36.69 on January 22, 2001, this analysis indicated F&M shareholders would receive shares of BB&T common stock worth $39.99 for each share of F&M common stock. This amount would represent 291.6% of book value per share, 20.7 times last twelve months' earnings per share and 19.4 times estimated 2001 earnings per share.

  KBW also analyzed the per share transaction value as a premium to the closing price of F&M common stock before the announcement of the merger. The analyses performed indicated the per share transaction value as a premium to the closing price of F&M common stock on January 22, 2001 was 48.1%.

  Selected Transaction Analysis. KBW reviewed certain financial data related to ten comparable nationwide bank transactions announced since December 31, 1999 with a value between $400 million and $7 billion.

  KBW compared multiples of price to various factors for the BB&T-F&M merger to the same multiples for the comparable group at the time those mergers were announced. The results were as follows:

                            Comparable Transactions:

                                                                      BB&T/F&M
                                              Average Minimum Maximum  Merger
                                              ------- ------- ------- --------
Price/Book Value.............................  221.9%  156.3%  288.0%  291.6%
Price/Latest Twelve Months' Earnings Per
 Share.......................................   15.2x   10.2x   20.5x   20.7x
Price/2001 Estimated Earnings Per Share......   14.1x   11.7x   20.3x   19.4x
Premium to Market Price......................   25.5%    8.9%   42.6%   48.1%

  KBW also analyzed the financial data for the period ended December 31, 2000, for F&M and the twelve months reporting period before the announcement of each transaction for each acquiree in the Selected Transactions Analysis. The results were as follows:

                             Comparable Acquirees:

                                                Average Minimum Maximum  F&M
                                                ------- ------- ------- -----
Equity/Assets..................................   8.36%   6.79%   9.87%  7.90%
Non-Performing Assets, plus loans 90 (or more)
 Days Past Due/Assets..........................   0.52%   0.13%   0.90%  0.76%
Return on Average Assets.......................   1.30%   0.99%   1.64%  1.44%
Return on Average Equity.......................  15.26%  12.44%  20.66% 14.87%
Net Interest Margin............................   4.42%   3.85%   5.60%  4.57%
Efficiency Ratio...............................   57.4%   50.0%   66.7%  57.8%

  No company or transaction used as a comparison in the above analysis is identical to BB&T, F&M or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

  Discounted Dividend Analysis. Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that F&M could produce over the next five years if it remained independent, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management and achieved an assumed level of expense savings. KBW then estimated the terminal values for F&M common stock at the end of the period by applying multiples ranging from 12.0x to 14.0x projected earnings in the fifth year. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 14.0% to 18.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of F&M common stock. This discounted dividend analysis indicated reference ranges of between $31.52 and $41.40 per share of F&M common stock. These values compare to the consideration to be received by the shareholders of F&M in the BB&T merger of $39.99 per share of F&M common stock based on the market value of BB&T common stock on January 22, 2001.

  Relative Stock Price Performance. KBW also analyzed the price performance of BB&T common stock from December 31, 1999 to January 22, 2001 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index ("Keefe Bank Index") over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol "BKX". This analysis indicated the following cumulative changes in price over the period:

            BB&T................................... 34.0%
            Keefe Bank Index....................... 18.8%

Selected Peer Group Analysis. KBW compared the financial performance and market performance of BB&T to those of a group of nine comparable holding companies. The comparisons were based on:

  .  various financial measures:

    .  earnings performance;

    .  operating efficiency;

    .  capital; and

    .  asset quality

  .  various measures of market performance including:

    .  price to book value;

    .  price to earnings; and

    .  dividend yields.

To perform this analysis, KBW used the financial information as of and for the quarter ended December 31, 2000 and market price information as of January 22, 2001. The nine companies in the peer group were United States regional banks with total market capitalizations ranging from $3.9 billion to $32.3 billion.

  KBW's analysis showed the following concerning BB&T's financial performance:

                              Seleted Peer Group:

                                                  Average Minimum Maximum BB&T
                                                  ------- ------- ------- -----
Return on Average Equity.........................  16.46%  12.96%  20.68% 20.78%
Return on Average Assets.........................   1.33%   1.06%   2.12%  1.63%
Net Interest Margin..............................   3.76%   3.32%   3.97%  4.17%
Efficiency Ratio.................................     55%     39%     61%    48%
Equity/Assets....................................   8.08%   7.23%   9.73%  7.90%
Loans/Deposits...................................    109%     92%    138%   105%
Non-Performing Assets/Assets.....................   0.51%   0.28%   0.77%  0.35%
Loan Loss Reserve/Non-Performing Assets..........    212%    149%    309%   252%
Loan Loss Reserve/Total Loans....................   1.41%   1.19%   1.55%  1.28%

  KBW's analysis showed the following concerning BB&T's market performance:

                              Selected Peer Group:

                                                  Average Minimum Maximum BB&T
                                                  ------- ------- ------- ----
Price/Book Value per Share.......................   231%    164%    468%   308%
Price/2001 GAAP Estimated Earnings Per Share.....  13.4x   10.9x   23.4x  15.0x
Price/2001 Cash Estimated Earnings Per Share.....  12.4x   10.0x   22.7x  14.1x
Price/2002 GAAP Estimated Earnings Per Share.....  12.3x   10.1x   20.2x  13.4x
Price/2002 Cash Estimated Earnings Per Share.....  11.4x    9.3x   19.7x  12.7x
Dividend Yield...................................   3.9%    1.3%    5.2%   2.5%

  KBW also compared the financial performance and market performance of F&M to 11 comparable holding companies. The comparisons were based on:

  .  various financial measures:

    .  earnings performance;

    .  operating efficiency;

    .  capital; and

    .  asset quality

  .  various measures of market performance including:

    .  price to book value;

    .  price to earnings; and

    .  dividend yields

  To perform this analysis, KBW used the financial information as of and for the quarter ended December 31, 2000 and market price information as of January 22, 2001. The 11 companies in the peer group were banks located in Maryland, North Carolina, Pennsylvania, Virginia and West Virginia with total market capitalizations ranging from $97 million to $910 million.

  KBW's analysis showed the following concerning F&M's financial performance:

                              Selected Peer Group:

                                                  Average Minimum Maximum  F&M
                                                  ------- ------- ------- -----
Return on Average Equity.........................  14.56%  10.05%  19.37% 14.87%
Return on Average Assets.........................   1.25%   0.93%   2.02%  1.40%
Net Interest Margin..............................   3.97%   3.06%   4.48%  4.43%
Efficiency Ratio.................................     58%     40%     89%    57%
Equity/Assets....................................   8.71%   5.73%  11.99%  9.63%
Loans/Deposits...................................     96%     83%    108%    69%
Non-Performing Assets/Assets.....................   0.51%   0.15%   1.01%  0.58%
Loan Loss Reserve/Non-Performing Assets..........    245%     96%    795%   118%
Loan Loss Reserve/Total Loans....................   1.37%   1.06%   2.19%  1.18%

  KBW's analysis showed the following concerning F&M's market performance:

                              Selected Peer Group:

                                                 Average Minimum Maximum F&M
                                                 ------- ------- ------- ----
Price/Book Value per Share......................   175%     49%    251%   197%
Price/2001 GAAP Estimated Earnings Per Share....  12.5x   11.2x   15.9x  13.1x
Price/2001 Cash Estimated Earnings Per Share....  11.8x    9.7x   15.1x  12.5x
Price/Latest Twelve Months' GAAP Earnings Per
 Share..........................................  13.5x   12.2x   16.6x  14.0x
Price/Latest Twelve Months' Cash Earnings Per
 Share..........................................  12.9x   11.4x   15.7x  13.6x
Dividend Yield..................................   4.2%    3.1%    5.6%   3.7%

  Contribution Analysis. KBW analyzed the relative contribution of each of F&M and BB&T to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, deposits, loans and estimated 2001 net income. KBW relied on First Call projections for 2001 net income. KBW compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for F&M based on an exchange ratio of 1.09 BB&T shares for each F&M share. The results of KBW's analysis are set forth in the following table:

      Category                                                          BB&T  F&M
      --------                                                          ----  ---
      Total Assets.....................................................  94%    6%
      Gross Loans......................................................  95%    5%
      Total Deposits...................................................  92%    8%
      Common Equity....................................................  93%    7%
      2001 Estimated Net Income........................................  95%    5%
      Estimated Pro Forma Ownership....................................  93%    7%

  Financial Impact Analysis. KBW performed pro forma merger analysis that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the combined company. This analysis indicated that the merger would be expected to be dilutive to BB&T's estimated GAAP earnings per share and dilutive to BB&T's estimated cash earnings per share in 2001. For 2002, the merger would be expected to be accretive to BB&T's estimated GAAP and cash earnings per share. The analysis also indicated that the merger would be expected to be dilutive to BB&T's book value per share and dilutive to tangible book value per share. This analysis was based on First Call 2001 published earnings estimates, the First Call long-term estimated growth rates, and BB&T management's estimates of the expected savings from the merger. For all of the above analyses, the actual results achieved by the combined company following the merger will vary from the projected results, and the variations may be material.

  Other Analyses. KBW reviewed the relative financial and market performance of BB&T and F&M to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance, stock liquidity and research coverage for BB&T.

  The F&M Board has retained KBW as an independent contractor to act as financial advisor to F&M regarding the merger with BB&T. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, F&M and BB&T. As a market maker in securities KBW may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of F&M and BB&T for KBW's own account and for the accounts of its customers.

  F&M and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger with BB&T. Pursuant to the agreement, F&M paid KBW a cash fee of $100,000 when the definitive merger agreement with BB&T was executed [and an additional cash fee of $100,000 at the time this proxy statement/prospectus was mailed to F&M shareholders] [to be updated]. In addition, F&M agreed to pay KBW a cash fee of $1,172,826, less the $200,000 already paid, at the time the merger is completed. F&M has also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

Exchange Ratio

  Upon completion of the merger, each outstanding share of F&M common stock will be converted into the right to receive 1.09 shares of BB&T common stock, except as provided below. Under no circumstances would this "exchange ratio" be less than 1.09 shares of BB&T common stock for each share of F&M common stock. The exchange ratio could, however, be greater than 1.09 shares of BB&T common stock for each share of

F&M common stock if (1) F&M elected to seek to terminate the merger agreement and the merger under the circumstances described below and (2) BB&T elected to avoid termination of the merger agreement and the merger by increasing the exchange ratio.

  F&M would have the right to seek to terminate the merger agreement and the merger if:

  . the value of 1.09 shares of BB&T common stock, based on the average closing price per share of BB&T common stock on the New York Stock Ex-change for the five consecutive trading days ending on the last trading day before the tenth calendar day before the date designated by BB&T to complete the merger, is less than $32.09; and

  . (a) the amount determined by dividing (1) the average closing price per share of BB&T common stock during the five-trading day period described in the preceding bullet point by (2) $36.80, is less than (b) 90% of the amount determined by dividing (1) the weighted average (weighted in ac-cordance with the factors set forth in the merger agreement) of the closing sales prices of the 11 bank holding companies designated in the merger agreement on the tenth calendar day before the date that BB&T designates to complete the merger, by (2) the weighted average of the closing prices of the 11 bank holding companies on January 23, 2001.

The determination of whether the conditions set forth in the preceding bullet point have been satisfied will be made on the tenth calendar day before the date that BB&T designates to complete the merger. If, before that date, any of the 11 specified bank holding companies publicly announce that it is to be acquired or that it is to acquire another company in a transaction with a value exceeding 25% of the acquiror's market capitalization, the affected bank holding company will be eliminated from the calculation.

  In the event that F&M were to exercise its right to seek to terminate the merger agreement and the merger by giving notice to BB&T during the five-day period that begins on the date the determination is made as provided above, BB&T would have five days to notify F&M of its election to increase the merger consideration so that F&M shareholders would receive for each share of F&M common stock a number of shares of BB&T common stock with a value, based on the average closing price of BB&T common stock over the five-trading day period, at least equal to $32.09. BB&T would have no obligation to elect to increase the exchange ratio. If BB&T were to exercise its right to increase the merger consideration, F&M would be required to proceed with the merger with the increased exchange ratio and in accordance with all other terms of the merger agreement.

  These conditions reflect the parties' agreement that F&M's shareholders will assume certain risks of decline in the market value of BB&T common stock. If, as of the date for making this determination, the value of BB&T common stock were to have declined such that the value of the consideration to be received for each share of F&M common stock were less than $32.09, but were not to have declined by more than 10% more than the average stock price of the 11 specified bank holding companies, then F&M's shareholders would continue to assume the risk of decline in the value of BB&T common stock.

  If the F&M Board elects to seek to terminate the merger agreement and the merger under the circumstances described above, BB&T may avoid termination by increasing the exchange ratio. In deciding whether to increase the exchange ratio, the principal factors BB&T would consider include the projected effect of the merger on BB&T's pro forma earnings and book value per share and whether BB&T's assessment of F&M's earning potential as part of BB&T justifies the issuance of a greater number of shares of BB&T common stock. F&M may, at any time before the expiration of its five-day election period, elect to withdraw its election to terminate and to proceed with the merger without adjustment to the exchange ratio. In making this determination, the principal factors the F&M Board would consider include whether the merger remains in the best interest of F&M and its shareholders despite the decline in the BB&T common stock price and whether the consideration to be received by F&M shareholders remains fair from a financial point of view. Before making any decision to terminate the merger agreement or to proceed with the merger without adjustment of the exchange ratio, the F&M Board would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision, including considerations relating to the necessity or desirability of resoliciting F&M shareholders under the circumstances. If F&M elected not to exercise its right to seek to terminate the merger agreement and the merger, the exchange ratio would remain 1.09 shares of BB&T common stock for each share of F&M common stock, and the dollar value of the consideration which the F&M shareholders would receive for each share of F&M common stock would be the value of 1.09 shares of BB&T common stock as of the time the merger becomes effective.

  The operation of the exchange ratio and the adjustment mechanism can be illustrated by three scenarios. For purposes of the three scenarios, the weighted average closing price of the 11 bank holding companies on January 23, 2001 is assumed to be $100.

  . The first scenario is that the value of 1.09 shares of BB&T common stock is $32.09 or greater. Under this scenario, the exchange ratio would be
     1.09 and there would be no potential increase to the exchange ratio and no right on the part of F&M to seek to terminate the merger agreement and the merger. The implied market value, based on the average closing price of BB&T common stock over the five-trading day period, of the con-sideration to be received by F&M shareholders for each share of F&M com-mon stock would be at least equal to $32.09.

  . The second scenario is that the value of 1.09 shares of BB&T common stock is less than $32.09, but the price of BB&T common stock has not declined by more than 10% more than the average stock price of the 11 specified bank holding companies. In this case, the exchange ratio would be 1.09 and there would be no potential increase to the exchange ratio and no right on the part of F&M to seek to terminate the merger agree-ment and the merger, even though the implied market value of the consid-eration to be received by F&M shareholders for each share of F&M common stock, based on the average closing price of BB&T common stock over the five-trading day period, would have declined from a pro forma $40.67 as of January 23, 2001 to less than $32.09.

     For example, if the average closing price over the five-trading day pe-riod were $27.60 and the weighted average stock price of the 11 speci-fied bank holding companies were $80.00, (a) the average closing price would be 75% (or $27.60 / $36.80) of $36.80, and (b) the average stock price of the 11 specified bank holding companies as of the determination date would be 80% (or $80.00 / $100.00) of the average stock price of the 11 specified bank holding companies as of January 23, 2001. Since
     0.75 is greater than 90% of 0.80 (or 0.72), F&M would have no right to seek to terminate the merger agreement and the merger. Based upon the assumed $27.60 average closing price, the consideration to be received by F&M shareholders for each share of F&M common stock would have an im-plied market value of $30.08.

  . The third scenario is that the value of 1.09 shares of BB&T common stock is less than $32.09 and the price of BB&T common stock has declined at least 10% more than the average stock price of the 11 specified bank holding companies. In this case, F&M would have the right to seek to terminate the merger agreement and the merger. BB&T would have the right, but not the obligation, to override F&M's termination by increas-ing the exchange ratio so that F&M shareholders would receive a number of shares of BB&T common stock with an implied market value, based on the average closing price of BB&T common stock over the five-trading day period, at least equal to $32.09.

     For example, if the average closing price over the five-trading day pe-riod were $27.60 and the weighted average stock price of the 11 speci-fied bank holding companies were $90.00, (a) the average closing price would be 75% (or $27.60 / $36.80) of $36.80, and (b) the average stock price of the 11 specified bank holding companies as of the determination date would be 90% (or $90.00 / $100.00) of the average stock price of the 11 specified bank holding companies as of January 23, 2001. Since
     0.75 is less than 90% of 0.90 (or 0.81), F&M would have the right to seek to terminate the merger agreement and the merger. If the F&M Board elected to seek to terminate the merger agreement and the merger, BB&T would have the right, but not the obligation, to override F&M's termina-tion by increasing the exchange ratio within five days to 1.1627, which represents $32.09 divided by $27.60. Based upon the assumed $27.60 aver-age closing price, the new exchange ratio would represent a value to F&M shareholders of $32.09 per share of F&M common stock.

  You should be aware that the market value of a share of BB&T common stock will fluctuate and that neither BB&T nor F&M can give you any assurance as to what the price of BB&T common stock will be when the merger becomes effective or when certificates for those shares are delivered following surrender and exchange of your certificates for shares of F&M stock. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page .

  No fractional shares of BB&T common stock will be issued in the merger. If you would otherwise be entitled to a fractional share of BB&T common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of BB&T common stock by the closing price per share of BB&T common stock on the NYSE at 4:00 p.m., Eastern time, on the date that the merger becomes effective as reported on NYSEnet.com.

Exchange of F&M Stock Certificates

  When the merger becomes effective, without any action on the part of F&M or the F&M shareholders, shares of F&M common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of BB&T common stock (and any declared and unpaid dividends on such shares) and cash instead of any fractional share interest. Promptly after the merger becomes effective, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your F&M stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the shares of BB&T common stock (and any declared and unpaid dividends on such shares) and cash, if any, to which you are entitled.

  You should not send in your stock certificates until you receive the letter of transmittal and instructions.

  After the merger becomes effective, and until surrendered as described above, each outstanding F&M stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration. With respect to any F&M stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the merger becomes effective, F&M's transfer books will be closed and no transfer of the shares of F&M stock outstanding immediately before the time that the merger becomes effective will be made on BB&T's stock transfer books.

  If F&M declares a dividend on the F&M common stock as permitted by the merger agreement with a record date before the time the merger becomes effective, and that dividend has not been paid before the merger becomes effective, BB&T will pay the dividend to the former F&M shareholders.

  To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of F&M stock are converted, regardless of whether you have exchanged your F&M stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your F&M stock certificate for exchange as described above. Upon surrender of your F&M stock certificate, the certificate representing the BB&T common stock into which your shares of F&M stock have been converted, together with cash in lieu of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

The Merger Agreement

 Effective Date and Time of the Merger

  The merger agreement provides that the closing of the merger will take place on a business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or a later date mutually acceptable to the parties. The merger will become effective at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Virginia State Corporation Commission. It is currently anticipated that the filing of the articles of merger will take place in [July] 2001, assuming all conditions to the respective obligations of BB&T and F&M to complete the merger have been satisfied.

 Conditions to the Merger

  The obligations of BB&T and F&M to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

  . all corporate action necessary to authorize the performance of the merger agreement must have been duly and validly taken, including the approval of the shareholders of F&M of the merger agreement;

  . BB&T's registration statement on Form S-4 relating to the merger (in-cluding any post-effective amendments) must be effective under the Secu-rities Act of 1933, no proceedings may be pending or, to BB&T's knowl-edge, threatened by the Securities and Exchange Commission to suspend the effectiveness of the registration statement, and the BB&T common stock to be issued in the merger must either have been registered or ex-empt from registration under applicable state securities laws;

  . the parties must have received all regulatory approvals required in con-nection with the transactions contemplated by the merger agreement, all notice periods and waiting periods required with respect to the approv-als must have passed and all approvals must be in effect;

  . neither BB&T nor F&M nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of com-petent jurisdiction that enjoins or prohibits completion of the transac-tions provided in the merger agreement; and

  . F&M and BB&T must have received an opinion of BB&T's legal counsel, in form and substance satisfactory to F&M and BB&T, to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code and that the shareholders of F&M will not rec-ognize any gain or loss to the extent that they exchange shares of F&M common stock for shares of BB&T common stock.

  The obligations of F&M to carry out the transactions in the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by F&M:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of is-suance; and

  . F&M must have received certain closing certificates from BB&T and legal opinions from BB&T's counsel.

All representations and warranties of BB&T will be evaluated as of the date of the merger agreement and at the time the merger becomes effective as though made at the time the merger becomes effective (or, in the case of any representation and warranty that specifically relates to an earlier date, on the date designated), except as otherwise provided in the merger agreement or consented to in writing by F&M. The representations and warranties of BB&T concerning the following must be true and correct (except for de minimis inaccuracies):

  .  its capitalization;

  . its and its subsidiaries' organization and authority to conduct busi-ness;

  .  its authorization of, and the binding nature of, the merger agreement;
     and

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws.

Moreover, there must not be inaccuracies in the representations and warranties of BB&T in the merger agreement that, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on BB&T and its subsidiaries taken as a whole.

  The obligations of BB&T to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the trans-actions in the merger agreement as to render the consummation of such transactions inadvisable or unduly burdensome; BB&T has agreed a re-quired divestiture of deposits would be acceptable if the location and dollar amount of required divested deposits is not materially different from the reasonable good faith estimate that BB&T disclosed to F&M as of the date of the merger agreement;

  . F&M must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

  . BB&T must have received agreements from certain affiliates of F&M con-cerning their shares of F&M common stock and the shares of BB&T common stock to be received by them;

  . BB&T must have received certain closing certificates from F&M and legal opinions from F&M's counsel;

  . BB&T must have received letters from Arthur Andersen LLP, dated as of the filing of the registration statement and as of the date on which the merger is to become effective, to the effect that the merger will qual-ify for pooling-of-interests accounting treatment; and

  . BB&T must have received signed employment agreements from Alfred B. Whitt and Charles E. Curtis.

  All representations and warranties of F&M will be evaluated at the date of the merger agreement and at the time the merger becomes effective as though made at the time the merger becomes effective (or, in the case of any representation and warranty that specifically relates to an earlier date, on the date designated), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of F&M concerning the following must be true and correct (except for de minimis inaccuracies):

  .  its capitalization;

  . its and its subsidiaries' organization and authority to conduct busi-ness;

  .  its ownership of its subsidiaries and other equity interests;

  .  its authorization of, and the binding nature of, the merger agreement;

  . the absence of conflict between the transactions in the merger agreement and F&M's articles of incorporation or bylaws; and

  . actions taken to exempt the merger from any applicable anti-takeover laws.

Moreover, there must not be inaccuracies in the representations and warranties of F&M in the merger agreement that, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on F&M and its subsidiaries taken as a whole (evaluated without regard to whether the merger is completed).

 Conduct of F&M's and BB&T's Businesses Before the Merger Becoming Effective

  Except with the consent of BB&T, not to be arbitrarily withheld or delayed, until the merger is effective, neither F&M nor any of its subsidiaries may:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any dividend or make any distribution on its capital stock other than regularly scheduled quarterly dividends of $0.25 per share of F&M common stock payable in a manner consistent with past prac-tices; provided that any dividend declared or payable on F&M common stock must, unless otherwise agreed by BB&T and F&M, be declared with a record date before the time the merger becomes effective only if the record date for payment of the corresponding quarterly dividend to hold-ers of BB&T common stock is before the time the merger becomes effec-tive;

  . issue any shares of capital stock, except pursuant to: (a) stock options outstanding as of the date of the merger agreement or the stock option granted to BB&T in connection with the merger agreement; or (b) the F&M Dividend Reinvestment and Stock Purchase Plan or the F&M 1998 Employee Stock Discount Plan;

  . issue, grant or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or en-cumbrance on any share of stock held by it in any F&M subsidiary or re-lease any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge or consolidate with any other entity or acquire control over any other entity;
  . dispose of or acquire any material amount of assets, other than in the ordinary course of its business consistent with past practices;
  . fail to comply in any material respect with any legal requirements ap-plicable to it and to the conduct of its business;
  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of compensatory stock options outstanding as of the date of the merger agreement), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to existing plans or arrange-ments;
  . enter into or substantially modify (except as may be required by law) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other em-ployees (other than renewals consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concern-ing, any other business combination with F&M or any F&M subsidiary, or fail to notify BB&T immediately if any such inquiry or proposal is re-ceived, any such information is requested or required or any such dis-cussions are sought (except that this would not apply to furnishing in-formation to, or participating in negotiations or discussions with, an offeror following an unsolicited offer if the F&M Board determines in good faith that the failure to furnish information, negotiate or discuss would constitute a breach of its fiduciary duty to the F&M shareholders based on written advice of legal counsel that, in its opinion, such failure could reasonably be expected to constitute a breach of the F&M Board's fiduciary duty);

  . except as contemplated by the merger agreement, enter into (a) any mate-rial agreement or commitment other than in the ordinary course, (b) any agreement, indenture or other instrument other than in the ordinary course relating to the borrowing of money by F&M or an F&M subsidiary or guarantee by F&M or an F&M subsidiary of any obligation, (c) any agree-ment or commitment relating to the employment or severance of a consul-tant or the employment, severance or retention in office of any direc-tor, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law, regulation or directives or as provided for in the merger agreement;

  . change its methods of accounting in effect at December 31, 1999, except as required by changes in accounting principles concurred in by BB&T (which may not unreasonably withhold its concurrence) or change any of its federal income tax reporting methods from those used in the prepara-tion of its tax returns for the year ended December 31, 1999, except as required by changes in law;

  . incur any commitments for capital expenditures or obligations to make capital expenditures in excess of $100,000 for any one expenditure or $500,000 in the aggregate;

  . incur any new indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or the Federal Reserve Bank and reverse repurchase arrangements in the ordinary course of business;

  . take any action that would or could reasonably be expected to (a) cause the merger not to be accounted for as a pooling of interests or not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit ter-mination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied; or

  .  agree to do any of the foregoing.

Where specifically applicable, these restrictions generally did not apply to actions that were taken incident to F&M's acquisitions of Atlantic Financial Corp. and Community Bankshares of Maryland.

  In addition, F&M has agreed:

  . to take such actions as may be reasonably necessary to modify the struc-ture of the merger, as long as the modification does not reduce the con-sideration to be received by F&M shareholders, abrogate the covenants contained in the merger agreement or substantially delay the completion of the merger;
  . to cooperate with BB&T in certain respects concerning (a) accounting and financial matters necessary to facilitate the merger, including issues arising in connection with record keeping, loan classification, valua-tion adjustments, levels of loan loss reserves and other accounting practices, and (b) F&M's lending, investment or asset/liability manage-ment policies;

  . to keep BB&T advised of all material developments relevant to its busi-ness prior to completion of the merger; and
  .  to provide BB&T access to F&M's books and records.

The merger agreement also requires F&M to complete the acquisitions of Atlantic Financial Corp. and Community Bankshares of Maryland in accordance with the terms of the documents governing each acquisition. These acquisitions were completed on February 26, 2001 and January 25, 2001, respectively.

  Except with the consent of F&M, not to be arbitrarily withheld or delayed, until the merger is effective, neither BB&T nor any of its subsidiaries may take any action that would or might be expected to:

  . cause the merger not to be accounted for as a pooling of interests or not to constitute a tax-free reorganization;

  . result in any inaccuracy of a representation or warranty that would al-low termination of the merger agreement;
  . cause any of the conditions precedent to the transactions contemplated in the merger agreement to fail to be satisfied;
  . exercise the stock option granted to BB&T by F&M in conjunction with the merger agreement other than in accordance with its terms, or dispose of the shares of F&M common stock that it acquires upon exercise of the op-tion other than in accordance with the terms of the option; or

  . fail to comply in any material respect with any laws, regulations, ordi-nances or governmental actions applicable to it and to the conduct of its business.

BB&T has also agreed to keep F&M advised of all material developments relevant to its business before the completion of the merger.

 Waiver; Amendment; Termination; Expenses

  Except with respect to any required regulatory approval, BB&T or F&M may at any time (whether before or after approval of the merger agreement by the F&M shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or (c) the performance by the other party of any of its obligations set out in the merger agreement. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce either the exchange ratio or the payment terms for fractional interests to be provided to holders of F&M common stock upon completion of the merger will be made after the F&M shareholders approve the merger agreement.

  If any condition to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a material condition to F&M's obligations, F&M will, if it determines it appropriate under the circumstances, resolicit shareholder approval of the merger agreement and provide appropriate information concerning the obligation that has not been satisfied.

  The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the merger becomes effective, by the mutual consent in writing of BB&T and F&M;

  . at any time before the merger becomes effective, by either party: (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement; or (b) in the event of an inaccuracy of any representation or warranty of the other party con-tained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable stan-dard in the merger agreement (see "--Conditions to the Merger"); and, in either case, if the breach or inaccuracy has not been cured by the ear-lier of 30 days following notice of the breach or inaccuracy to the party committing it or the time that the merger becomes effective;

  . at any time before the merger becomes effective, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the time the merger becomes effective, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertak-ings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the shareholders of F&M do not approve the merger agreement by the required vote;

  . at any time following December 31, 2001 by either party in writing, if the merger has not yet become effective and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time before the merger becomes effective, by BB&T in writing, if the F&M Board shall have withdrawn, modified, conditioned or refused to make its recommendation to the shareholders of F&M that they vote to ap-prove the merger agreement; or

  . by F&M, under the circumstances described above under "--Exchange Ratio" on page .

  If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

  Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and Securities and Exchange Commission filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by F&M.

Interests of F&M's Directors and Officers in the Merger

  Some members of F&M's management and the F&M Board have interests in the merger that are in addition to or different from their interests as F&M shareholders. The F&M Board was aware of these interests and considered them in approving the merger agreement and the merger.

 Employment Agreements

  In connection with the merger, BB&T has agreed to cause Branch Banking and Trust Company of Virginia ("Branch Bank-VA"), BB&T's Virginia bank subsidiary, to enter into employment agreements with each of Alfred B. Whitt, F&M's Vice Chairman, President and Chief Executive Officer, and Charles E. Curtis, F&M's Vice Chairman and Chief Administrative Officer, as of the time the merger is completed. In addition, as of the time the merger is completed, Branch Bank-VA is expected to enter into employment agreements with each of F. Dixon Whitworth, Jr., Executive Vice President of F&M and President and Chief Executive Officer of F&M Trust Company, and T. Earl Rogers, President and Chief Executive Officer of F&M Bank-Northern Virginia.

  Messrs. Whitt, Curtis, Whitworth and Rogers, and other executive officers of F&M, currently have employment agreements that become effective upon a change in control of F&M that require any successor to continue the officer's employment for a term of three years after the date of the change in control. During this three-year term, the officers are to receive base salaries at least equal to that paid in the most recently completed year and yearly bonuses at least equal to the highest annual bonus paid in the two most recently completed years before the year in which the change in control occurs. If an officer's employment is terminated during the three-year period following a change in control other than for cause or disability (as those terms are defined in the agreements), or if the officer terminates employment because a material term is breached by the successor, the officer will be entitled to receive a lump sum payment shortly after the date of termination in an amount equal to a multiple (not to exceed 2.99 times) of the officer's base salary as of the date of termination plus the highest annual bonus paid in the two most recently completed years plus any amount contributed by the officer during the most recently completed year pursuant to a salary reduction agreement or compensation deferral arrangement.

  The employment agreements that Messrs. Whitt, Curtis, Whitworth and Rogers intend to enter into with Branch Bank-VA will supersede their current employment agreements with F&M. The employment agreements to be entered into by Messrs. Whitt and Curtis with Branch Bank-VA will provide that:

  .  each employee will become an Executive Vice President of Branch Bank-VA
     and will receive an annual base salary of     , subject to annual review
     in accordance with the compensation policies and procedures of Branch Bank-VA; and

  . the employment term will begin when the merger is completed and will terminate on the earlier of: (1) the 61st day after conversion of the operating systems of F&M to the operating systems of BB&T; and (2) June 30, 2002. At the conclusion of the employment term, the employee will become an independent consultant for a period of five years.

  In addition, BB&T has agreed to pay Messrs. Whitt and Curtis the following conditional amounts:

  .  if the merger is completed, Mr. Whitt will receive $    and Mr. Curtis
     will receive $   , payable within five days.

  .  if the conversion of the operating systems of F&M to those of Branch
     Bank-VA is substantially completed, Mr. Whitt will receive $    and Mr.
     Curtis will receive $   , payable not later than the end of the calendar
     quarter in which the conversion is substantially completed.

  . if the integration of F&M's banking network and support, administrative and back office functions with those of Branch Bank-VA is substantially completed on or before the date of substantial completion of the conver-sion described in the bulleted item immediately above, Mr. Whitt will
     receive $    and Mr. Curtis will receive $    payable not later than the
     end of the calendar quarter in which the integration is substantially completed.

  If, before the date for payment of any one or more of the above amounts, employment of the employee is terminated for any reason other than (A) by Branch Bank-VA for reasons other than Just Cause (as defined in the employment agreement), or (B) by the employee for Good Reason (as that term is defined in the employment agreement) in the event of a Change of Control (as defined in the employment agreement) of BB&T or Branch Bank-VA, or (C) as a result of the employee's disability, or (D) by the employee on account of a breach of the employment agreement by Branch Bank-VA which is not remedied within 20 days following Branch Bank-VA's notice of such breach, the terminated employee will not be entitled to receive the above payments with respect to the incomplete tasks. A termination described in (A), (B), (C) or (D) will not deprive the employee of the right to receive such payment. The conditional payments will be compensation for payroll tax and income tax purposes but will not be taken into account for purposes of determining benefits or contributions under any retirement or other plan, program or arrangement of Branch Bank-VA or in determining termination compensation of the employee as described herein.

  Mr. Whitworth's employment agreement would have a five-year term during which he would serve as Regional President of Branch Bank-VA's Winchester, Virginia
region and receive a base salary of $     , such amount to be increased
annually, beginning in April 2002, by an amount at least equal to the average percentage increase for Branch Bank-VA's officers and thereafter to be subject to annual review in accordance with the compensation policies and procedures of Branch Bank-VA.

  Mr. Rogers' employment agreement would have a two-year term during which he would serve as Regional President of Branch Bank-VA's Northern Virginia region
and receive a base salary of $    , such amount to be increased in January 2002
by an amount at least equal to the average budgeted percentage increase for 2002 for Branch Bank-VA's officers and thereafter to be subject to annual review in accordance with the compensation policies and procedures of Branch Bank-VA. In addition, BB&T would pay the following conditional amounts:

  .  if the merger is completed, $    to Mr. Whitworth and $    to Mr. Rog-
     ers, payable no later than the end of the calendar quarter in which the merger is completed;

  .  if the conversion of the operating systems of F&M to those of Branch
     Bank-VA is completed, $    to Mr. Whitworth and $    to Mr. Rogers, pay-
     able not later than the end of the calendar quarter in which the conver-sion is completed.

If Branch Bank-VA terminates the employment of the employee for Just Cause (as that term is defined in the employment agreement), or if the employee terminates his employment with Branch Bank-VA voluntarily (other than for Good Reason (as described herein) within 12 months following a change of control of BB&T), the employee would not be entitled to receive either of the above payments if its condition precedent has not then been satisfied. The payments would not otherwise be conditional upon continuation of the employee's employment with Branch Bank-VA. These payments would be deemed to be compensation for income tax purposes, but would not be deemed to be compensation or otherwise taken into account for purposes of determining benefits or contributions in behalf of the employee under any retirement plan or program of Branch Bank-VA or any other plan, program or arrangement of Branch Bank-VA or in determining termination compensation of the employee as described herein.

  By no later than the first day of the month following the date on which the last of the F&M subsidiaries which is a bank is merged into BB&T or its subsidiaries, Messrs. Whitt, Curtis, Whitworth and Rogers will be eligible to participate in BB&T's Amended and Restated Short Term Incentive Plan. Before inclusion in the BB&T Incentive Plan, Branch Bank-VA will continue in effect for them the cash bonus program F&M has in effect at the time of the merger. Mr. Whitt's bonus for the 2001 calendar year will be calculated pursuant to the
F&M cash bonus program but in no event will such bonus be less than $   . Mr.
Curtis' bonus for the 2001 calendar year will be calculated pursuant to the F&M
cash bonus program, but in no event will such bonus be less than $   . Mr.
Whitworth's bonus for each of the 2001, 2002 and 2003 calendar years will be calculated pursuant to the cash bonus program of F&M or the BB&T Incentive
Plan, as applicable, but in no event will such bonus be less than $   . If any
of these employees earns amounts under both the F&M cash bonus program and the BB&T Incentive Plan for any calendar year, Branch Bank-VA will adjust the amounts earned in such programs to avoid duplication and to prorate the portion of the year in which the employee participated in each program. Neither Mr. Whitt nor Mr. Curtis will be eligible to earn a bonus under the BB&T Incentive Plan for any calendar year after 2001 if his consulting period (as described below) commences or continues during such year. In addition, each of these employees will be granted stock options annually under BB&T's Amended and Restated 1995 Omnibus Stock Incentive Plan or a successor plan on the same basis as similarly situated officers of Branch Bank-VA, although the number of options granted, if any, as of the first BB&T grant date will be equitably adjusted by BB&T to avoid duplication of such options with any options to acquire F&M common stock granted during the year ending on that first BB&T grant date. Neither Mr. Whitt nor Mr. Curtis will be granted options under the BB&T plan for any year if, at the time options are granted under the BB&T plan for such year, his consulting period (as described below) is in effect.

  The employment agreements further provide that the employee will receive, on the same basis as other similarly situated officers of Branch Bank-VA, employee pension and welfare benefits such as sick leave, vacation, group disability and health, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers, such benefits to commence as of a date determined by Branch Bank-VA, which date will be no later than when the last F&M subsidiary which is a bank is merged into BB&T or one of its subsidiaries. F&M plans that provide benefits of the same type or class as a corresponding BB&T plan will continue in effect for the employees until such employees become eligible to become a participant in the corresponding BB&T plan. Branch Bank-VA will continue for employee's benefit the $1 million life insurance policy provided to employee by F&M if such policy is continued in effect by F&M until the date of the merger. Except as described below, employees will not be eligible to participate in or earn benefits under any of the above employee pension and welfare benefit plans or programs after commencement of the consulting period.

  The employment agreements for Mr. Whitt and Mr. Curtis provide that, at the end of the employment period the employee will relinquish his responsibilities as Executive Vice President of Branch Bank-VA and become an independent consultant to Branch Bank-VA. As an independent consultant, the employee will render services as an independent contractor (and not as an employee) in the nature of customer and community relations, business development, employee relations and general advice and assistance relating to Branch Bank-VA's customers and employees and to the growth and development in Virginia and surrounding areas of the business of Branch Bank-VA. These services will be rendered at times and on a schedule determined by the employee, and reasonably convenient to both Branch Bank-VA and the employee. The employee will not be required to maintain records of hours worked or to work in accordance with any fixed schedule during the period that he is a consultant.

  During the five-year consulting period, the employee's agreement will continue in full force and effect in accordance with its terms, except that the employee will not be entitled during the consulting period to receive base salary, bonuses, stock options or employee benefits on the same basis as he would as an employee of Branch Bank-VA. Instead, he will receive during the consulting period:

  . in settlement of all rights and benefits under the Management Continuity Agreement entered into by the employee and F&M effective September 30,
     1999, Branch Bank-VA will pay to Mr. Whitt the sum of $    and to Mr.
     Curtis the sum of $   , within five days after the commencement of the
     consulting period;

  . in consideration of covenants not to compete made in the employment agreements, and as compensation for consulting services, Mr. Whitt will
     receive during the consulting period the sum of $    per month and Mr.
     Curtis will receive $    per month.

  . in further consideration of his consulting services, the employee will be provided the following during the consulting period: (1) family hos-pitalization, health and dental insurance benefits on terms no less fa-vorable than the employee would be entitled under F&M's retiree insur-ance plans as in effect on January 23, 2001; (2) continuation (for the
     benefit of the employee) of the $    life insurance policy provided by
     F&M if such policy is continued in effect by F&M through the date that the merger becomes effective; (3) additional life insurance policy (or
     policies) on the employee's life providing a death benefit of $    in
     the case of Mr. Whitt and $    in the case of Mr. Curtis for the first
     two years of the consulting period and a death benefit of $    in the
     case of Mr. Whitt and $    in the case of Mr. Curtis for the final three
     years of the consulting period; and (4) the disability benefits other-wise provided for in the agreement.

  During the consulting period each employee will be eligible to participate in retiree life insurance benefits available to similarly situated retirees of employer and in determining the employee's eligibility to participate in such benefits service with F&M will be deemed to be service with BB&T. The rights of each employee accrued or earned before the merger with respect to stock options and benefits or payments from other plans, programs and agreements provided by F&M including, without limitation, rights under the F&M deferred compensation and salary continuation program will be provided in the same manner as other F&M employees under the merger agreement. If the employee is liable for the payment of any income tax attributable to any premium paid by Branch Bank-VA on the life insurance policies referred to above, Branch Bank-VA will pay to the employee an additional amount such that, after payment by the employee of all such income taxes attributable to the additional amount, employee retains an amount equal to the amount of any income taxes attributable to the life insurance premium.

  At the completion of the consulting period: (1) the employee will have the option to continue in effect at his own expense, a portion of the life insurance policy described above and will provide a death benefit of
approximately $    on terms no less favorable than what the employee would be entitled under such policy as in effect on the date the merger is effective and
(2) Branch Bank-VA will continue in effect a portion of the policy that
provides a death benefit of approximately $   .

  Branch Bank-VA will continue to provide to each employee, at Branch Bank-VA's expense, after completion of the consulting period family hospitalization, health and dental insurance benefits on terms no less favorable than what the employee would be entitled to under F&M's retiree insurance plans as in effect on January 23, 2001.

  In the event the employee's service as an employee is terminated before the consulting period or his service as a consultant is terminated before the expiration of the consulting period, in either case (1) by Branch Bank-VA for any reason other than Just Cause (as that term is defined in the Employment Agreement), (2) within 12 months after a Change of Control for Good Reason (as described herein), or (3) by the employee on account of a breach of the employment agreement by Branch Bank-VA that is not remedied within 20 days after it receives notice of the breach, the employee may be entitled to receive payments he would have received during the consulting period and the employee may be obligated to comply with the covenants not to compete to the same extent he would have been obligated had the consulting period continued. If the employee's service as an employee is terminated before the expiration of the term of his employment for Just Cause or if employee voluntarily terminates his employment for any reason other than as described above, the consulting period will not begin and the employee would not be entitled to receive the compensation described in this paragraph. In the event the employee fails or refuses to render consulting services as requested by Branch Bank-VA and the employee fails to remedy such failure within 20 days following receipt by the employee of notice of such failure or if the employee violates certain noncompetition covenants in the employment agreement, the payments described in this paragraph will cease.

  Each employment agreement provides that, if Branch Bank-VA terminates the employee's employment other than because of disability or for Just Cause, or, in the case of Mr. Whitworth and Mr. Rogers, if the employee terminates his employment on account of a material breach of the employment agreement by Branch Bank-VA that is not remedied within 30 days following receipt of notice of such breach from the employee, and if the employee complies with certain noncompetition provisions, he will be entitled to receive as "Termination Compensation" annual compensation equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years, payable for the period commencing on the date of the termination and ending at the end of the original employment term. In addition, the employee will continue to receive health, retirement and other group employee benefits from Branch Bank-VA on the same terms as were in effect before the termination, either under Branch Bank-VA's plans or comparable coverage, during the time payments of Termination Compensation are made.

  Each employment agreement further provides that, in the event of a "Change of Control" (as defined below) of Branch Bank-VA or BB&T, the employee may voluntarily terminate employment for "Good Reason" (as defined below) until twelve months after the Change of Control and in lieu of any other benefits or payments herein provided (a) will be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) in lieu of any further salary payments from the date of termination to the end of the employment period, an amount equal to his Termination Compensation times 2.99, and (b) will continue for the remainder of the employment period to receive health insurance coverage and other group employee welfare benefits on the same terms as were in effect either (1) at the date of termination or (2) if such plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of Branch Bank-VA than such plans and programs at the date of the Change of Control.

  "Good Reason" means any of the following events occurring without the written consent of the employee in question:

  . the assignment to him of duties inconsistent with the position and sta-tus of the offices and positions held with Branch Bank-VA immediately before the Change of Control;

  . a reduction in his base salary as then in effect, or his exclusion from participation in benefit plans in which he participated immediately be-fore the Change of Control;

  . an involuntary relocation of him more than 30 miles from the location where he worked immediately before a Change of Control, or Branch Bank-VA's breach of any material provision of the employment agreement; or

  . any purported termination of his employment by Branch Bank-VA not ef-fected in accordance with the employment agreement.

  A "Change of Control" would be deemed to occur if:

  . any person or group of persons (as defined in the Securities Exchange Act of 1934) together with its affiliates, excluding employee benefit plans of Branch Bank-VA or BB&T, is or becomes the beneficial owner of securities of Branch Bank-VA or BB&T representing 20% or more of the combined voting power of Branch Bank-VA's or BB&T's then outstanding se-curities;

  . as a result of a tender offer or exchange offer for the purchase of se-curities of Branch Bank-VA or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolida-tion or sale of assets, or as a result of any combination of the forego-ing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the begin-ning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the sur-vivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving en-tity outstanding immediately after the merger or consolidation;

  . the shareholders of BB&T approve a plan of complete liquidation or wind-ing-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or

  . any other event occurs that the BB&T Board determines should constitute a Change of Control.

  If any of the payments to be made under any of the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code and are made on account of a Change of Control, such payments would be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceeds three times the "base amount," which is generally defined as an individual's annualized includable compensation for the "base period," which is generally the most recent five taxable years ending before the date of the change in control. Sections 280G and 4999 of the Internal Revenue Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

  The employment agreements for Mr. Whitt and Mr. Curtis provides that for any taxable year(s) in which the employee is liable for the payment of an excise tax under Section 4999 of the Internal Revenue Code (or any successor provision thereto) (the "Excise Tax") with respect to any payment or benefit by BB&T or Branch Bank-VA (except for certain payments or benefits resulting from a Change of Control of BB&T or Branch Bank-VA), Branch Bank-VA will pay to the employee an additional amount (the "Reimbursement Payment") such that the net amount of the payments or benefits retained by the employee after deduction of any Excise Tax imposed on the employee and any interest charges or penalties in respect of the imposition of the Excise Tax and income taxes subject to the Reimbursement Payment is equivalent, on an after-tax basis, to the amount that the employee would have retained if the Excise Tax had not been imposed. For purposes of determining the Reimbursement Payment, the employee is deemed to be taxed at the highest federal, state and local marginal rates (taking into account any phase-out of otherwise available deductions or exemptions) in the calendar year in which the Reimbursement Payment is to be made, net of the maximum reduction of federal income taxes that may be obtained from the deduction of state and local income taxes.

  In addition to the foregoing, Branch Bank-VA (or its successors) will indemnify the employee from any and all losses and expenses which the employee incurs as a result of any administrative or judicial review of the employee's liability for the Excise Tax by the Internal Revenue Service or any comparable state agency through a final judicial determination or final administrative settlement of any dispute arising out of the employee's liability for the Excise Tax or otherwise relating to the classification for purposes of Section 280G of the Internal Revenue Code of any payment or benefit in the nature of compensation.

 Branch Bank Board of Directors; Branch Bank-VA Board of Directors; Advisory Boards

  The merger agreement provides that Alfred B. Whitt, Vice Chairman, President and Chief Executive Officer of F&M, will be elected to the boards of directors of Branch Banking and Trust Company ("Branch Bank"), BB&T's bank subsidiary organized under the laws of North Carolina, and Branch Bank-VA as of the time the merger becomes effective. In addition, Charles E. Curtis, Vice Chairman and Chief Administrative Officer of F&M, will be elected to the board of directors of Branch Bank-VA. Each of Mr. Whitt and Mr. Curtis will be reelected (so long as he continues to qualify) during the period that he is an Executive Vice President of, or party to an employment agreement with, BB&T or one of its bank subsidiaries. Members of the board of directors of Branch Bank-VA and/or the board of directors of Branch Bank who are not employees of BB&T or any of its affiliates are entitled to receive fees for service on the board in accordance with BB&T's policies as in effect from time to time.

  After the merger becomes effective, the members of the F&M Board will be offered a position on one of BB&T's local advisory boards. In addition, as of the date that an F&M bank subsidiary is merged into a BB&T bank subsidiary, the members of the board of directors of the F&M bank subsidiary will be offered a position on BB&T's advisory board for the area in which the F&M subsidiary is located. In particular, BB&T will establish an advisory board for the Winchester, Virginia area and the members of the F&M Bank-Winchester board of directors will be offered the opportunity to serve on that advisory board. Membership of any person on any advisory board is conditional upon BB&T's receipt of a noncompetition agreement from such person.

  Each advisory board member will be reappointed until he or she is disqualified for good reason, BB&T terminates the advisory board or he or she attains the maximum age for advisory board service, which is currently age 70, except that, for two years after the merger becomes effective, none of these advisory board members will be prohibited from serving because he or she has reached the maximum age for service.

  For two years after the merger becomes effective, these new advisory board members will receive fees equal in amount to the retainer and schedule of attendance fees for directors of F&M (or the corresponding F&M bank subsidiary, whichever is applicable) in effect on January 1, 2001. Thereafter, if they continue to serve they will receive fees in accordance with BB&T's standard schedule of advisory board service fees as in effect from time to time.

 Indemnification of Directors and Officers

  The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the merger becomes effective directors' and officers' liability insurance covering directors and officers of F&M for acts or omissions occurring before the merger becomes effective. This insurance will provide at least the same coverage and amounts as contained in F&M's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on F&M's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify (including advancing expenses to the extent permitted by BB&T in accordance with its officer and director indemnification procedures) all individuals who are or have been officers, directors or employees of F&M or an F&M subsidiary before the merger becomes effective from any acts or omissions in such capacities before the merger becomes effective to the extent such indemnification is provided under the articles of incorporation or bylaws of F&M and permitted under the North Carolina Business Corporation Act.

Material Federal Income Tax Consequences of the Merger

  The following is a summary of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of F&M and to BB&T and F&M. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to:

  . corporations, trusts, dealers in securities, financial institutions, in-surance companies or tax exempt organizations;

  . persons who are not United States citizens or resident aliens or domes-tic entities (partnerships or trusts);

  . persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the ex-tent that tax affects the tax consequences of the merger);

  . persons who acquired F&M stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment;

  .  persons who do not hold their shares as capital assets; or

  . persons who hold their shares as part of a "straddle" or "conversion transaction."

No ruling has been or will be requested from the Internal Revenue Service with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each F&M shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

  Tax Consequences of the Merger Generally. In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:

  . the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

  . each of BB&T and F&M will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

  . no gain or loss will be recognized by BB&T or F&M by reason of the merg-er;

  . the shareholders of F&M will recognize no gain or loss for federal in-come tax purposes to the extent BB&T common stock is received in the merger in exchange for F&M common stock;

  . a shareholder of F&M who receives cash in lieu of a fractional share of BB&T common stock will recognize gain or loss as if the shareholder re-ceived the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share;

  . the tax basis in the BB&T common stock received by a shareholder (in-cluding any fractional share interest deemed received) will be the same as the tax basis in the F&M common stock surrendered in exchange; and

  . the holding period for BB&T common stock received (including any frac-tional share interest deemed received) in exchange for shares of F&M common stock will include the period during which the shareholder held the shares of F&M common stock surrendered in exchange, provided that the F&M common stock was held as a capital asset at the time the merger becomes effective.

  The completion of the merger is conditioned upon the receipt by BB&T and F&M of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the date the merger is completed, to the effect of the first and fourth bulleted items described above. Neither party intends to waive this condition. If the tax opinion is not available and the F&M Board determines to proceed with the merger, F&M will resolicit its shareholders.

  Cash Received in Lieu of a Fractional Share of BB&T Common Stock. A shareholder of F&M who receives cash in lieu of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Internal Revenue Code. As a result, an F&M shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

  Backup Withholding and Information Reporting. The payment of cash in lieu of a fractional share of BB&T common stock to a holder surrendering shares of F&M stock will be subject to information reporting and backup withholding at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Regulatory Considerations

  Financial holding companies (such as BB&T) and bank holding companies (such as F&M) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Financial holding companies that own one or more commercial banks are considered bank holding companies under state and federal law for certain transactions, including the merger. Detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and of F&M which are incorporated by reference in this proxy statement/prospectus. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. See "Where You Can Find More Information" on page .

  The merger and the subsidiary bank mergers are subject to regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

  The merger is subject to approval by the Federal Reserve under the Bank Holding Company Act. In considering the approval of a transaction such as the merger, this Act requires the Federal Reserve to review the financial and managerial resources and future prospects of the bank holding companies and the banks concerned and the convenience and needs of the communities to be served. The Federal Reserve is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the Federal Reserve determines that there are anti-competitive consequences to the merger, it will not approve the transaction unless it finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  Where a transaction, such as the merger, is the acquisition by a bank holding company of a bank holding company located in a state other than the home state of the acquiring bank holding company (in this case North Carolina), the Act authorizes the Federal Reserve to approve the transaction without regard to whether such transaction is prohibited under the laws of any state, as long as the bank holding company is adequately capitalized and adequately managed and certain other limitations are not exceeded. BB&T is considered well-capitalized and well-managed under the Federal Reserve's Regulation Y, and the transaction does not exceed the other limitations.

  The Federal Reserve also must review the nonbanking activities being acquired in the merger (such as trust services and certain data processing services) to determine whether the acquisition of such activities reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve of the financial and managerial resources of BB&T and its subsidiaries and the nonbank subsidiaries of F&M, and the effect of the proposed transaction on those resources, as well as whether the merger would result in a monopoly or otherwise would substantially lessen competition.

  The merger also is subject to approval by the Virginia Bureau of Financial Institutions of the Virginia State Corporation Commission under the bank holding company provisions of the Virginia Code, which permit an out-of-state bank holding company with a Virginia bank subsidiary, such as BB&T, to acquire a Virginia bank holding company, such as F&M, if the Bureau approves the transaction. In its review of the merger, the Bureau will consider, among other things, whether the transaction would be detrimental to the safety and soundness of BB&T or the Virginia banks.

  The merger also is subject to approval by the Maryland Commissioner of Financial Regulation under the bank holding company act provisions of the Maryland Financial Institutions Code, which permit a bank holding company, such as BB&T, to directly or indirectly acquire a Maryland bank, such as F&M Bank-Maryland, if the Maryland Commissioner approves the transaction. In its review of the merger, the Maryland Commissioner is required to consider, among other things, whether the merger would be detrimental to the safety and soundness of the bank to be acquired and whether the merger would result in an undue concentration of resources or a substantial reduction in competition in Maryland.

  BB&T must also apply to the West Virginia Commissioner of Banking to obtain the approval of the West Virginia Board of Banking and Financial Institutions to acquire F&M, as a bank holding company controlling a

West Virginia bank. In its review of the merger, the West Virginia Board is required to consider, among other things, whether the merger would be detrimental to the safety and soundness of the West Virginia bank to be acquired and whether the merger would result in a substantial reduction in competition in any section of West Virginia.

  BB&T also must provide notice of the merger to The Georgia Department of Banking and Finance at least 30 days before consummating the merger because BB&T owns a bank subsidiary with banking offices in Georgia.

  BB&T [will file] [has filed] the required applications and notices with the Federal Reserve and the appropriate state banking regulators of Virginia, Maryland, and West Virginia. Although BB&T does not know of any reason why it will not obtain approval from these regulators in a timely manner, BB&T cannot be certain when it will obtain them or that it will obtain them at all. [to be updated]

 The Subsidiary Bank Mergers

  Although not required by the terms of the merger agreement, BB&T expects to effect the subsidiary bank mergers during the first quarter of 2002. The subsidiary bank mergers are each subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve any subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary bank merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the subsidiary bank mergers and an opportunity for the public to comment on the applications in writing and to request a hearing.

  The Virginia Bureau of Financial Institutions also must approve the merger of F&M's subsidiary banks located in Virginia with and into Branch Bank-VA under the bank merger act provisions of the Virginia Code, which authorize the merger of two Virginia chartered banks, where a Virginia chartered bank is the resulting bank.

  The North Carolina Commissioner of Banks also must approve the mergers of F&M Bank-Maryland and F&M Bank-West Virginia with and into Branch Bank under the bank merger act provisions of the North Carolina General Statutes. In its review of the these bank mergers, the N.C. Commissioner is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the merger is in the public interest and whether the merger is for legitimate purposes.

  The Maryland Commissioner also must approve the merger of F&M Bank-Maryland with and into Branch Bank under the bank merger act provisions of the Maryland Financial Institutions Code. In its review of the merger, the Maryland Commissioner is required to consider whether the agreement of merger is fair and whether it provides an adequate capital structure and whether the merger is against the public interest.

  Branch Bank must also provide notice to the West Virginia Commissioner of Banking under the West Virginia Code, which permits an out-of-state bank to merge with a West Virginia bank if the Commissioner does not object to the transaction. The Commissioner may object to the transaction if the merger will result in a high concentration of deposits controlled by one depository institution and its affiliates.

  BB&T-VA and Branch Bank expect to file these required applications and notices closer to the expected consummation date of the subsidiary bank mergers.

Accounting Treatment

  It is anticipated that the merger will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles. Under this accounting method, holders of F&M common stock will be deemed to have combined their existing voting common stock interest with that of holders of BB&T common stock by exchanging their F&M shares for shares of BB&T common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of F&M, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of BB&T, and no goodwill will be created. BB&T will be able to include in its consolidated income the consolidated income of F&M for the entire fiscal year in which the merger occurs; however, certain expenses incurred to effect the merger must be treated by BB&T as current charges against income rather than adjustments to its balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling-of-interests method of accounting.

Option Agreement

 General

  As a condition to BB&T entering into the merger agreement, F&M granted BB&T an option to purchase up to 2,062,000 newly issued shares of F&M common stock (subject to adjustment in certain circumstances) at a price of $26.37 per share (also subject to adjustment under certain circumstances). The purchase of any shares of F&M common stock pursuant to the option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, and to BB&T's compliance with its covenants in the merger agreement.

  The option agreement may have the effect of discouraging persons who, before the merger becomes effective, might be interested in acquiring all of, or a significant interest in, F&M from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of F&M with a higher current market price than the BB&T common stock to be received for F&M common stock pursuant to the merger agreement. Consequently, the option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement.

  The option agreement is filed as an exhibit to the registration statement, of which this proxy statement/prospectus is a part, and the following discussion is qualified in its entirety by reference to the option agreement. See "Where You Can Find More Information" on page .

 Exercisability

  If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time before its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

  . without BB&T's consent, F&M authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (a) a merger, consolida-tion or similar transaction involving F&M or any of its significant sub-sidiaries, (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of F&M and its subsidiaries or (c) the issuance, sale or other disposition of securities represent-ing 15% or more of the voting power of F&M or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 15% or more of the outstanding shares of F&M common stock.

  The obligation of F&M to issue shares of F&M common stock upon exercise of the option will be deferred (but will not terminate) (a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

  The option will terminate upon the earliest to occur of the following events:
(a) the time the merger becomes effective; (b) the termination of the merger agreement before the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by F&M of a covenant or agreement in the merger agreement or an inaccuracy in F&M's representations or warranties in the merger agreement of a nature entitling BB&T to terminate (a "Default Termination"); (c) 12 months after a Default Termination; (d) 12 months after termination of the merger agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the merger agreement based on the failure of the shareholders of F&M to approve the merger agreement.

  A "Preliminary Purchase Event" is defined as either of the following:

  . the commencement by any third party of a tender or exchange offer such that it would thereafter own 15% or more of the outstanding shares of F&M common stock or the filing of a registration statement with respect to such an offer; or

  . the failure of the shareholders of F&M to approve the merger agreement, the failure of the meeting to have been held, the cancellation of the meeting before the termination of the merger agreement or the F&M Board having withdrawn or modified in any manner adverse to BB&T its recommen-dations with respect to the merger agreement, in any case after a third party: (a) proposes to engage in an Acquisition Transaction, (b) com-mences a tender offer or files a registration statement under the Secu-rities Act of 1933 with respect to an exchange offer such that it would thereafter own 15% or more of the outstanding shares of F&M common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

To the knowledge of BB&T and F&M, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

  The option agreement provides for certain adjustments in the option in the event of any change in F&M common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of F&M common stock before termination of the option.

 Repurchase Rights

  At the request of the holder of the option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), F&M must, if the option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the option and (b) all shares of F&M common stock purchased by the holder pursuant to the option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

  . the aggregate purchase price paid by the holder for any shares of F&M common stock acquired pursuant to the option with respect to which the holder then has beneficial ownership, plus

  . the excess, if any, of (a) the Applicable Price (as defined in the op-tion agreement) for each share of F&M common stock over the purchase price, multiplied by (b) the number of shares of F&M common stock with respect to which the option has not been exercised, plus

  . the product of (a) the excess, if any, of the Applicable Price over the purchase price paid (or payable in the case of the exercise of the op-tion for which the closing date has not occurred) by the holder for each share of F&M common stock with respect to which the option has been ex-ercised and with respect to which the holder then has beneficial owner-ship (or the right to beneficial ownership if the option is exercised but the closing date has not occurred) multiplied by (b) the number of such shares.

  A "Repurchase Event" occurs if: (a) any third party or "group" (as defined under the Securities Exchange Act of 1934) acquires beneficial ownership of 50% or more of the then outstanding shares of F&M common stock, or (b) any of the merger or other business combination transactions set forth in the paragraph below describing substitute options is completed.

 Substitute Options

  If, before the termination of the option agreement, F&M enters into an agreement:

  . to consolidate with or merge into any third party and F&M will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into F&M with F&M as the continuing or surviving corporation, but, in connection therewith, the then out-standing shares of F&M common stock are changed into or exchanged for stock or other securities of F&M or any other person or cash or any other property, or the outstanding shares of F&M common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of F&M common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of F&M's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

  The option agreement grants to BB&T and any permitted transferee of the option certain rights to require F&M to prepare and file a registration statement under the Securities Act of 1933 for a period of 24 months following termination of the merger agreement if registration is necessary in order to permit the sale or other disposition of any or all shares of F&M common stock or other securities that have been acquired by or are issuable upon exercise of the option.

Effect on Employee Benefit Plans and Stock Options

 Employee Benefit Plans

  As of a date (the "benefit plan date") determined by BB&T to be not later than the first day following the calendar year during which the last of F&M's bank subsidiaries is merged into BB&T or one of its subsidiaries, BB&T will cause F&M's 401(k) plan either to be merged with BB&T's 401(k) plan, to be frozen or to be terminated, as determined by BB&T and subject to receipt of applicable regulatory approvals. Each employee of F&M at the time the merger becomes effective who: (a) is a participant in F&M's 401(k) plan; (b) becomes an employee of BB&T or a BB&T subsidiary (a "BB&T employer") at the time the merger becomes effective, and (c) continues in the employment of a BB&T employer until the benefit plan date, will be eligible to participate in BB&T's 401(k) plan as of that date. Any other former employee of F&M who becomes employed by a BB&T employer on or after the benefit plan date will be eligible to participate in BB&T's 401(k) plan upon complying with eligibility requirements. All rights to participate in BB&T's 401(k) plan are subject to BB&T's right to amend or terminate the plan. BB&T will maintain F&M's 401(k) plan for the benefit of participating employees until the benefit plan date. In administering BB&T's 401(k) plan, service with F&M and its subsidiaries will be deemed service with BB&T for participation and vesting purposes, but not for benefit accrual purposes. In addition, BB&T has agreed that F&M's 401(k) plan may be amended before the time the merger becomes effective to provide that the participants will be fully vested in their accrued benefits as of the time the merger becomes effective.

  Each employee of F&M or an F&M subsidiary at the time the merger becomes effective who becomes an employee of a BB&T employer immediately after the merger becomes effective (a "transferred employee") will be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer, subject to the terms of the plans and programs, as of the benefit plan date with respect to each such plan or program, conditional upon the transferred employee's being employed by the BB&T employer as of the benefit plan date and subject to complying with eligibility requirements of the respective plans and programs. With respect to health care coverage, participation in BB&T's plans may be subject to availability of HMO options. In any case in which HMO coverage is not available, substitute coverage will be provided that may not be fully comparable to the HMO coverage. With respect to any benefit plan or program of F&M that a BB&T employer determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the BB&T employer, the BB&T employer will continue the F&M plan or program in effect for the benefit of the transferred employees so long as they remain eligible to participate and until they become eligible to participate in the corresponding plan or program maintained by the BB&T employer (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the BB&T employer to terminate the plan or program). For purposes of administering these plans and programs, service with F&M will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such plans and programs (including for purposes of determining the cost of participation in BB&T's retiree health benefit plan), but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise described below).

  Except to the extent of commitments in the merger agreement or other contractual commitments specifically made or assumed by BB&T, neither BB&T nor any BB&T employer will have any obligation arising from the merger to continue any transferred employees in its employ or in any specific job or to provide to any transferred employee any specified level of compensation or any incentive payments, benefits or perquisites. Each transferred employee who is terminated by a BB&T employer after the merger becomes effective, excluding any employee who has a then-existing contract providing for severance, will be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that the employee is entitled to severance pay under that policy. Such an employee's service with F&M or an F&M subsidiary will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements that F&M and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any agreements are superseded or terminated when the merger becomes effective or thereafter. Except for these agreements and except as otherwise described above, the employee benefit plans of F&M will be frozen, terminated or merged into comparable plans of BB&T, as BB&T may determine in its sole discretion.

  F&M has agreed that, before the time the merger becomes effective, it will terminate F&M's Employee Stock Ownership Plan, repay any outstanding indebtedness of such plan and allocate shares of F&M common stock to the participants in such plan in accordance with its terms. No purchase will be made of shares of F&M common stock after the date of the merger agreement.

  F&M has also agreed that, before the time the merger becomes effective, it will cause the F&M Dividend Reinvestment and Stock Purchase Plan or the F&M 1998 Employee Stock Discount Plan to be terminated in accordance with applicable law and regulations. The F&M Dividend Reinvestment and Stock Purchase Plan will be either: (1) merged with the BB&T Dividend Reinvestment Plan after the time the merger becomes effective; (2) frozen or terminated by BB&T after the time the merger becomes effective; or (3) at BB&T's request, frozen or terminated by F&M before the merger becomes effective; in each case as determined by BB&T and subject to the receipt of all applicable regulatory or governmental approvals.

 Stock Options

  At the time the merger becomes effective, each then outstanding stock option granted under F&M's various stock option plans (or other stock option or similar plans maintained by or for any of the institutions, or their subsidiaries, party to F&M's acquisitions of Atlantic Financial Corp. and Community Bankshares of Maryland) will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the F&M plan, except that: (a) BB&T and the compensation committee of the BB&T Board will be substituted for F&M and its committee with respect to administering its stock option plan; (b) each stock option may be exercised solely for shares of BB&T common stock; (c) the number of shares of BB&T common stock subject to each stock option will be the number of whole shares (omitting any fractional share) determined by multiplying the number of shares of F&M common stock subject to the stock option by the exchange ratio in the merger and (d) the per share exercise price for each stock option will be adjusted by dividing the per share exercise price for the stock option by the exchange ratio in the merger and rounding up to the nearest cent.

  As an alternative to assuming the stock options, BB&T may choose to substitute options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the F&M stock options, subject to the adjustments described in (c) and (d) in the preceding paragraph and the conditions that such substitution will not constitute a modification, extension or renewal of any such stock options, and that the substituted options continue in effect on the same terms and conditions provided in F&M's stock option plans and the stock option agreements relating to the options.

  BB&T will deliver to each participant in the stock option plan who receives converted or substitute options an appropriate notice setting forth the participant's rights with respect to the converted or substitute options.

  Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Internal Revenue Code.

  BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time of the merger, if it has not already done so and to the extent F&M then has a registration statement in effect or an obligation to file a registration statement, BB&T will file a registration statement under the Securities Act of 1933 with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

  Based on stock options outstanding as of the date of the merger agreement and those assumed in connection with F&M's acquisitions of Atlantic Financial Corp. and Community Bankshares of Maryland and subsequent exercises, options to purchase an aggregate of approximately [337,820] shares of F&M common stock may be outstanding at the effective time of the merger. Any shares of F&M common stock issued pursuant to the exercise of stock options under the stock option plans before the effective time of the merger will be converted into shares of BB&T common stock and cash instead of any fractional share interest in the same manner as other outstanding shares of F&M common stock.

  Eligibility to receive stock option grants after the effective time of the merger will be determined by BB&T in accordance with its plans and procedures and subject to any contractual obligations.

Restrictions on Resales by Affiliates

  The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except any shares received by any shareholder who may be deemed to be an "affiliate" of F&M at the effective time of the merger for purposes of Rule 145 under the Securities Act. Affiliates of F&M may sell their shares of BB&T common stock acquired in the merger: (a) only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act; and (b) following the publication of financial results of at least 30 days of post-merger combined operations of BB&T and F&M, as required by the SEC's Accounting Series Release Nos. 130 and 135. Persons who may be deemed affiliates of F&M generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with F&M and include directors and certain executive officers of F&M. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

  F&M has agreed to use its best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with (a) the Securities Act and the related rules and regulations and (b) the requirements of the accounting releases described above.

Charitable Contribution

  Consistent with the long history of civic involvement and community support of both BB&T and F&M, following consummation of the merger, BB&T will donate the W.M. Feltner Building in Winchester, Virginia to the F&M Charitable Foundation, a charitable trust formed by F&M and will make a $500,000 cash contribution to the Foundation.

                             INFORMATION ABOUT BB&T

General

  BB&T is a financial services holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, Washington D.C., Georgia, West Virginia, Kentucky and Tennessee primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland, Washington D.C., West Virginia, Georgia, Kentucky and Tennessee. BB&T's principal commercial bank subsidiaries are Branch Banking and Trust Company ("Branch Bank"), Branch

Banking and Trust Company of South Carolina ("Branch Bank-SC") and Branch Banking and Trust Company of Virginia ("Branch Bank-VA"), excluding bank subsidiaries of recently acquired bank holding companies that are expected to be merged into one of BB&T's subsidiaries. The principal assets of BB&T are all of the issued and outstanding shares of common stock of Branch Bank, Branch Bank-SC and Branch Bank-VA.

Operating Subsidiaries

  Branch Bank, BB&T's largest subsidiary, is the oldest bank in North Carolina
and currently operates through    banking offices throughout North Carolina,
offices in metropolitan Washington, D.C. and Maryland,    offices in Georgia
and    offices in West Virginia and Kentucky. Branch Bank provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. BB&T Insurance Services, Inc., a subsidiary of Branch Bank and based in Raleigh, North Carolina offers life, property and casualty and title insurance on an agency basis. Prime Rate Premium Finance Corporation, Inc., also a subsidiary of Branch Bank provides insurance premium financing and services to customers in Virginia and the Carolinas. BB&T Leasing Corporation, a wholly owned subsidiary of Branch Bank located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., a wholly owned subsidiary of Branch Bank located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds.

  Branch Bank-SC serves South Carolina through    banking offices. Branch Bank-
SC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

  Branch Bank-VA offers a full range of commercial and retail banking services
through    banking offices throughout Virginia.

  Scott & Stringfellow, Inc. provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading, equity research and in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

  BB&T also has a number of other operating subsidiaries. Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles. BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

  BB&T's profitability and market share have been enhanced through internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

  On June 14, 2000, BB&T acquired Hardwick Holding Company in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, Hardwick operated nine banking offices in northwest Georgia. It is expected that Hardwick Bank & Trust and First National Bank of Northwest Georgia, subsidiary banks of BB&T (as the successor to Hardwick), will be merged into Branch Bank during the second quarter of 2001. [to be updated]

  On June 16, 2000, BB&T acquired First Banking Company of Southeast Georgia in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, First Banking Company operated 12 banking offices in southeast Georgia. The acquisition of First Banking Company expanded BB&T's presence into southeast Georgia, including specifically the Savannah area. It is expected that First Bulloch Bank & Trust Company of Statesboro, Metter Banking Company of Metter, First National Bank of Effingham and Wayne National Bank of Jessup, subsidiary banks of BB&T (as the successor to First Banking Company), will be merged into Branch Bank during the second quarter of 2001. [to be updated]

  On July 6, 2000, BB&T acquired One Valley Bancorp in a tax-free transaction accounted for as a pooling of interests that gave BB&T the top market share in West Virginia. One Valley, with $6.6 billion in assets, was the parent company to nine community banks with 125 branches, 77 in West Virginia and 48 in Virginia. One Valley also operated a trust division, discount brokerage subsidiary and insurance agencies. The former banking subsidiaries of One Valley were merged into Branch Bank or Branch Bank-VA in November 2000.

  On December 27, 2000, BB&T acquired BankFirst Corporation in a tax-free transaction accounted for as a purchase. In the transaction, BankFirst Corporation shareholders received 0.4554 shares of BB&T common stock for each share of BankFirst Corporation common stock and 1.406 shares of BB&T common stock for each share of BankFirst Corporation preferred stock. BankFirst Corporation, with $848.8 million in assets, operated 32 offices in Knox, Sevier, Blount, Loudon, McMinn and Jefferson Counties of Tennessee through its banking subsidiaries. The acquisition gave BB&T its first entry into Tennessee and expanded its presence along Interstate 75 and Interstate 81. It is expected that BankFirst and First National Bank and Trust Company, subsidiary banks of BB&T (as the successor to BankFirst Corporation ), will be merged into Branch Bank during July 2001.

  On January 8, 2001, BB&T acquired FCNB Corp of Frederick, Maryland in a tax-free transaction accounted for as a pooling of interests. In the transaction, FCNB shareholders received 0.725 shares of BB&T common stock for each share of FCNB common stock. FCNB, with $1.6 billion in assets, operated 34 banking offices, primarily in Frederick and Montgomery counties of central Maryland, through its banking subsidiary, FCNB Bank. The acquisition expanded BB&T's presence in economically strong central Maryland and the fast-growing Washington, D.C. corridor. FCNB Bank, a subsidiary bank of BB&T (as the successor to FCNB), was merged into Branch Bank during March 2001.

  On March 2, 2001, BB&T acquired FirstSpartan Financial Corp. of Spartanburg, South Carolina in a tax-free transaction accounted for as a purchase. In the transaction, FirstSpartan shareholders received one share of BB&T common stock for each share of FirstSpartan common stock. FirstSpartan, with $591 million in assets, operated 11 banking offices in South Carolina's Spartanburg and Greenville counties through its banking subsidiaries. The acquisition increased BB&T's South Carolina assets to $5.8 billion. BB&T ranks third in market share in South Carolina and first in Greenville and Spartanburg counties.

Pending Acquisitions

  BB&T has recently announced the following acquisitions:

  On December 5, 2000, BB&T announced that it had agreed to acquire Century South Banks, Inc. of Alpharetta, Georgia in a tax-free transaction to be accounted for as a pooling of interests. In the transaction, valued at $428.2 million based on BB&T's closing price on December 5, Century South shareholders would receive 0.93 shares of BB&T common stock for each share of Century South common stock. Century South, with $1.6 billion in assets, operates 40 banking offices through 12 community banking subsidiaries. The acquisition, which is expected to be completed in the second quarter of 2001, would expand BB&T's franchise in the metropolitan Atlanta, Savannah, Macon and north Georgia areas.

  On January 24, 2001, BB&T announced that it had agreed to acquire Virginia Capital Bancshares, Inc. of Fredericksburg, Virginia in a tax-free transaction to be accounted for as a purchase. In the transaction, valued at $180.5 million based on BB&T's closing price on January 23, Virginia Capital shareholders would receive not less than 0.4958 or more than 0.6060 of a share of common stock of BB&T common stock. Through its subsidiary, Fredericksburg State Bank, Virginia Capital, with $532.7 million in assets, operates one banking office in each of Fredericksburg and Stafford County, Virginia and two banking offices in Spotsylvania County, Virginia. The acquisition, which is expected to be completed in the [second] quarter of 2001, would give BB&T the number one market share in Fredericksburg, part of the economically viable Washington-Baltimore metropolitan service area.

  BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, are frequently anticipated.

Capital

  The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At March 31, 2001, BB&T's Tier 1 and total capital ratios were % and %, respectively. [to be updated] Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

  The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at March 31, 2001 was %. [to be updated] Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

  The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. [The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of March 31, 2001.] [to be updated]

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

Deposit Insurance Assessments

  The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits required by law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC. However, approximately % of the deposits of Branch Bank and Branch Bank-SC and a portion of the deposits of Branch Bank-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund of the FDIC.

  For the semi-annual period beginning January 1, 2001, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing both BIF-insured deposits and SAIF-insured deposits an additional 1.96 basis points per $100 of deposits on an annualized basis to cover those obligations.

Additional Information

  You can find additional information about BB&T in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Current Reports on Form 8-K filed January 12, 2001, January 24, 2001 (two filings), February 8,
2001 and       , all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page . [to be updated]

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

                             INFORMATION ABOUT F&M

General

  F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired 24 banks, which expanded its market area and increased its market share in Virginia, Maryland and West Virginia.

  At December 31, 2000, F&M had total consolidated assets of approximately $3.6 billion, total consolidated deposits through its banking subsidiaries of approximately $3.0 billion and consolidated shareholders' equity of more than $339.4 million. [to be updated]

  F&M has nine banking affiliates in Virginia, one bank affiliate in West Virginia and one bank affiliate in Maryland. F&M offers a full range of banking services principally to individuals and small and middle-market businesses throughout Virginia, the eastern panhandle of West Virginia and the Maryland communities immediately adjacent to Washington, D.C. through 161 banking offices, 13 mortgage banking offices, three trust offices and six insurance offices.

  In the first quarter of 2001, F&M acquired Community Bankshares of Maryland, Inc., a bank holding company headquartered in Bowie, Maryland, and Atlantic Financial Corp., a bank holding company headquartered in Newport News, Virginia. The acquisition of Community Bankshares of Maryland became effective on January 25, 2001 and the acquisition of Atlantic Financial Corp. became effective on February 26, 2001. The acquisition of Atlantic Financial Corp. was accounted for as a pooling of interests for financial reporting purposes. The Community Bankshares of Maryland acquisition was accounted for as a purchase for financial reporting purposes. Each transaction provided for a tax-free exchange of shares.

Operation of F&M Subsidiary Banks

  F&M's subsidiary banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the subsidiary banks.

  F&M has maintained its community orientation by allowing its subsidiary banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its subsidiary banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each subsidiary bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each subsidiary bank to monitor operations and to serve as a liaison to F&M.

F&M Non-banking Subsidiaries

  F&M has consolidated the operations of the trust departments of its subsidiary banks in Virginia in F&M Trust Company. F&M provides insurance services through its subsidiaries, F&M-Shomo & Lineweaver and F&M-J.V. Arthur, and offers annuities and brokerage services through F&M Financial Services, Inc. F&M also operates F&M Mortgage Services, Inc. which engages in residential mortgage origination and servicing.

  You can find additional information about F&M in F&M's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Current Reports on Form 8-
K filed January 30, 2001, February 27, 2001 and     , all of which are
incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page . [to be updated]

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

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

  The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock, par value $5.00 per share, and 5,000,000 shares of preferred
stock, par value $5.00 per share. [to be updated] As of       , 2001, there
were      shares of BB&T common stock issued and outstanding, which excludes shares expected to be issued in pending acquisitions. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan" on page . Based on the number of shares of F&M common stock outstanding at the record date, it is estimated that approximately [26,889,129] shares of BB&T common stock would be issued in the merger. [to be updated]

BB&T Common Stock

  Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board may set for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholder rights plan provide that the holders will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

  The transfer agent and registrar for BB&T common stock is Branch Bank. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

  Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T. See "--Shareholder Rights Plan" below.

Shareholder Rights Plan

BB&T has adopted a shareholder rights plan that grants BB&T's shareholders the right to purchase securities or other property of BB&T upon the occurrence of certain triggering events involving a potentially hostile takeover of BB&T. Like other shareholder rights plans, BB&T's plan is intended to give the BB&T Board the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether it is in the best interests of BB&T and its shareholders and to encourage potential hostile acquirors to negotiate

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

with the BB&T Board. BB&T's plan, also like other shareholder rights plans, could also have the unintended effect of discouraging a business combination that shareholders believe to be in their best interests.

  The terms of the rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and Branch Bank, as Rights Agent and are summarized below:

  On December 17, 1996, the BB&T Board declared a dividend of one right for each outstanding share of BB&T common stock, payable to shareholders of record at the close of business on January 17, 1997. One right has also been distributed, and will also be distributed in the future, for each share of BB&T common stock issued including shares to be issued to F&M shareholders in connection with the merger, between January 17, 1997 and the occurrence of a "distribution date," as described in the next paragraph. Each right entitles the holder to purchase from BB&T 1/100th of a share of BB&T Junior Preferred Stock (which is substantially equivalent to one share of BB&T common stock) at a price of $145.00, subject to anti-dilution adjustments, or, under certain circumstances, other securities or property.

  Initially, the rights are attached to all BB&T common stock certificates and are not exercisable until a distribution date occurs. A "distribution date" will occur, and the rights will separate from shares of BB&T common stock and become exercisable, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (b) 10 business days following the commencement of a tender offer or exchange offer (or the offeror's receipt of regulatory or shareholder approval of a tender offer or exchange offer) that would, if completed, result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any person to be an "adverse person," as described in the next paragraph.

  The BB&T Board will declare a person to be an adverse person upon its determinations (a) that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) the beneficial ownership by the person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by the person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking the action or entering into such transactions or series of transactions at that time or (2) the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (3) the beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

  As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of BB&T common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the distribution date will be issued with rights.

  It is expected that as long as the rights are exercisable only for 1/100th of a share of BB&T Junior Preferred Stock at an exercise price of $145.00, BB&T's shareholders would not find it economic to exercise the rights. However, under the circumstances described below, the rights may be exercised for an amount of BB&T common stock or other property (including BB&T Junior Preferred Stock) having a value equal to two times the exercise price. The Rights Agreement provides that if the BB&T Board determines that a person is an

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

adverse person or, at any time following the distribution date, a person becomes the beneficial owner of 25% or more of then outstanding shares of BB&T common stock, a holder of a right will thereafter have the right to receive at the time specified in the Rights Agreement, in lieu of 1/100th of a share of BB&T Junior Preferred Stock, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under clause (a). Following any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person or adverse person will be null and void. Rights will not become exercisable, however, until such time as they are no longer redeemable by BB&T as set forth below.

  For example, at an exercise price of $145.00 per right, each right not owned by an acquiring person or an adverse person (or by certain related parties) following a triggering event described in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or cash, securities or other property, as noted above) for $145.00. Assuming that the BB&T common stock was determined as provided in the Rights Agreement to have a value of $29.00 at such time the holder of each valid right would be entitled to purchase 10 shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to five shares of BB&T common stock (or cash, securities or other property, as noted above).

  In addition, if, at any time following the date on which there has been a public announcement that an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, a holder of a right (except rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

  The purchase price payable, and the number of shares of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution if certain events occur.

  The rights expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

  In general, BB&T may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time until 10 business days following the public announcement that an acquiring person has become such or, if earlier, the effective date of any declaration by the BB&T Board that any person is an adverse person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an acquiring person or adverse person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other acquiring persons or adverse persons.

  Until a right is exercised, the holder will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company.


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

  Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

  The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the Securities and Exchange Commission. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and we refer you to them for the complete terms of the Rights Agreement and the rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information" on page .

Other Anti-takeover Provisions

  Provisions of the North Carolina Business Corporation Act, or NCBCA, and BB&T's articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

 Control Share Acquisition Act

  The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of the Rights of BB&T Shareholders and F&M Shareholders--Anti-takeover Statutes" on page .

 Provisions Regarding the BB&T Board

  BB&T's articles of incorporation and bylaws separate the BB&T Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of the Rights of BB&T Shareholders and F&M Shareholders--Directors" on page .

 Meeting of Shareholders; Shareholders' Nominations and Proposals
  Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

  The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of the Rights of BB&T Shareholders and F&M Shareholders--Shareholder Nominations and Shareholder Proposals" on page .


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

                 COMPARISON OF THE RIGHTS OF BB&T SHAREHOLDERS
                              AND F&M SHAREHOLDERS

  When the merger becomes effective, holders of F&M common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of F&M common stock. Since BB&T is organized under the laws of the State of North Carolina and F&M is organized under the laws of the Commonwealth of Virginia, differences in the rights of holders of BB&T common stock and those of holders of F&M common stock arise from differing provisions of the NCBCA and the Virginia Stock Corporation Act, or the VSCA, in addition to differing provisions of their respective incorporation documents and bylaws.

  The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of F&M common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the VSCA and the governing corporate instruments of BB&T and F&M, to which the shareholders of F&M are referred.

Authorized Capital Stock

 BB&T

  BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. [to be updated] BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series.
As of     , 2001, there were      shares of BB&T common stock outstanding,
which excludes shares expected to be issued in pending acquisitions. No shares of BB&T preferred stock were issued and outstanding as of that date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan" on page .

 F&M

  F&M is authorized to issue 30,900,000 shares of common stock, par value $2.00 per share, of which [24,668,926] shares were issued and outstanding as of the record date, and 5,000,000 shares of serial preferred stock, without par value, of which no shares were issued and outstanding as of that date.

Special Meetings of Shareholders

 BB&T

  Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board.

 F&M

  Special meetings of the shareholders may be called at any time by the Chairman of the Board of F&M or by F&M's Board.

Directors

 BB&T

  BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T

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

Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 23 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors.

 F&M

  F&M's bylaws provide for a board of directors having not less than five nor more than 25 members. Currently, the F&M Board consists of 11 directors. All of F&M's directors are elected each year. There is no provision relating to the removal of directors in F&M's articles of incorporation. Accordingly, the removal of directors is governed by the VSCA, which provides that shareholders may remove a director with or without cause if the number of votes cast to remove him constitutes a majority of the outstanding shares of common stock.

Dividends and Other Distributions

 BB&T

  The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. BB&T is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 F&M

  Pursuant to the VSCA, a Virginia corporation may declare and pay dividends to its shareholders, unless, after giving effect to the dividends: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. F&M is not subject to any other express regulatory restrictions on payments of dividends or other distributions. A major portion of F&M's revenues comes from dividends distributed by its subsidiaries. F&M's subsidiaries may similarly be limited in their ability to pay dividends to F&M. In addition, the Federal Reserve could oppose a distribution by F&M if it determined that such a distribution would harm F&M's ability to support its bank subsidiaries. Other regulatory policies and requirements may impact F&M's subsidiaries ability to pay dividends to F&M to ensure that they may maintain adequate levels of capital above regulatory minimums and to prevent the payment of dividends if it would be an unsafe or unsound banking practice.


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

Shareholder Nominations and Shareholder Proposals

 BB&T

  BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or one of its committees, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

  In accordance with Securities and Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the Securities and Exchange Commission rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 F&M

  The F&M bylaws provide that any shareholder entitled to vote in the election of directors generally may nominate directors at a shareholders meeting only if written notice has been given to the Secretary of F&M not later than (1) 90 days in advance of an annual meeting of shareholders, and (2) the close of business on the seventh day following the date on which notice of a special meeting of shareholders for the election of directors is first given to shareholders. Each notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
(c) a description of all arrangements or understandings between the shareholder and each nominee and any other person (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated by the F&M Board; and (e) the consent of each nominee to serve as a director if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the procedures.

  Only business properly brought before an annual meeting by a shareholder may be presented to or acted upon by the shareholders. To be properly brought, the shareholder must have given timely notice thereof in writing to the Corporate Secretary of F&M. To be timely, a shareholder's notice must be given to the Corporate Secretary of F&M not later than 90 days in advance of the annual meeting. A shareholder's notice to the Corporate Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting (including the specific proposal to be presented) and the reasons for conducting such business at the annual meeting, (b) the name and record address of the shareholder proposing such business, (c) the class and number of shares that are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business.

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

  F&M, like BB&T, is also subject to the Securities and Exchange Commission's rules regarding shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting.

Discharge of Duties; Exculpation and Indemnification

 BB&T

  The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 F&M

  The VSCA requires that a director of a Virginia corporation discharge his or her duties as a director, including his or her duties as a member of a committee, in accordance with his or her good faith business judgment of the best interests of the corporation. F&M's articles of incorporation provide for indemnification to the same extent permitted by the VSCA of any person who is or was a director or officer of F&M, or who serves as a director, officer, employee, agent, partner or trustee at F&M's request of another entity. This indemnity covers all expenses in advance of any final disposition, subject to the indemnitee undertaking in writing that he or she will repay all amounts so advanced in the event it is determined that he or she was not entitled to indemnification for such expenses. F&M's Board is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer. Furthermore, the articles of incorporation of F&M provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M is not be liable to F&M or its shareholders for monetary damages in excess of one dollar. The liability of an officer or director is not limited under the VSCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Mergers, Share Exchanges and Sales of Assets

 BB&T

  The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with F&M) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

 F&M

  The VSCA generally requires that any merger, share exchange or sale of all or substantially all of the assets of a corporation not in the ordinary course of business be approved by more than two-thirds of the votes

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

entitled to be cast by each voting group entitled to vote, unless the articles of incorporation provide otherwise. F&M's articles of incorporation require the approval of the holders of at least a majority of all votes entitled to be cast on such transactions at a meeting in which a quorum is present, provided that the transaction has been approved and recommended by at least two-thirds of the F&M Board. If the transaction is not so approved and recommended by the F&M Board, then the transaction must be approved by the vote of 80% or more of all votes entitled to be cast. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. F&M is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

Anti-takeover Statutes

 BB&T

  The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

  The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

 F&M

  Similar to the North Carolina Control Share Acquisition Act, the VSCA also places restrictions on control share acquisitions, or acquisitions by a person of shares of voting stock of a corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power. Shares acquired that result in the crossing of these thresholds have no voting rights unless voting rights are granted pursuant to a resolution adopted by a majority of all the votes which could be cast in a vote on the election of directors by all the outstanding shares other than shares held by the person making the control share acquisition, officers of the corporation and employees of the corporation who are also directors of the corporation.

  The VSCA also prohibits a corporation from engaging in any business combination with an interested shareholder (defined as a 10% shareholder) for a period of three years after the date that shareholder became an interested shareholder unless the transaction is approved by a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. A corporation may engage in a business combination with an interested shareholder beginning three years after that shareholder became an interested shareholder provided the transaction is approved by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder; however, such voting requirement does not apply if the transaction is

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

approved by a majority of the disinterested directors or if the transaction meets certain "fair price" requirements.

Amendments to Articles of Incorporation and Bylaws

 BB&T

  The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its board of directors or its shareholders, except that, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders. BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 F&M

  The VSCA generally requires that any amendment to a Virginia corporation's articles of incorporation be approved by more than two-thirds of the votes entitled to be cast by each voting group entitled to vote on such amendment, unless the articles of incorporation provide for a greater or lesser vote, but in no event less than a majority of all of the votes cast by each such voting group at a meeting at which a quorum of the voting group exists. F&M's articles of incorporation require the approval of the holders of at least a majority of all votes entitled to be cast on the amendment of the articles of incorporation at a meeting in which a quorum is present, provided that the amendment has been approved and recommended by at least two-thirds of the F&M Board. If the amendment is not so approved and recommended by the Board, then the amendment must be approved by the vote of 80% or more of all votes entitled to be cast.

  The VSCA provides generally that a Virginia corporation's board of directors may amend or repeal the corporation's bylaws except to the extent that (a) such power is reserved to the shareholders by the articles of incorporation, (b) the shareholders in adopting or amending a particular bylaw provided expressly that the board of directors could not amend or repeal such bylaw and (c) the corporation's shareholders may amend or repeal the bylaws even though the bylaws may be amended or repealed by the board of directors. F&M's bylaws provide that the bylaws may be amended by a majority vote of the F&M Board represented at any regular or special meeting of the Board where a quorum is present, provided that written notice of such proposed amendment is given to each director of F&M at least 10 days before the meeting at which the proposed amendment is to be acted upon.

Consideration of Business Combinations

 BB&T

  BB&T's articles of incorporation do not specify any factors to which the BB&T Board must give consideration in evaluating a transaction involving a potential change in control of BB&T.

 F&M

  F&M's articles of incorporation do not specify any factors to which the F&M Board must give consideration in evaluating a transaction involving a potential change in control of F&M.

Shareholders' Rights of Dissent and Appraisal

 BB&T

  The NCBCA provides that dissenters' rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. BB&T's articles of incorporation do not authorize any special dissenters' rights.

 F&M

  With respect to corporations such as F&M that have a class or series of shares either listed on a national securities exchange or the Nasdaq National Market or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of such shares by reason of a merger, share exchange or sale or exchange of property unless:

  . unlike the F&M articles, the articles of incorporation of the corpora-tion issuing such shares provided otherwise;

  . in the case of a merger or share exchange, unlike the merger, the hold-ers of such shares are required to accept anything other than (a) cash,
     (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or
     (c) a combination of cash and such shares; or

  . the transaction is with a shareholder who owns more than 10% of a class of shares and has not been approved by a majority of the directors unaf-filiated with such shareholder.

  A shareholder who has the right to object to a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the VSCA in order to maintain such right and obtain such payment.

  Holders of F&M common stock do not have appraisal rights in connection with the merger because, as of the record date for the meeting, shares of F&M and BB&T common stock were listed on the New York Stock Exchange.

Liquidation Rights

 BB&T

  In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

  Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

 F&M

  In the event of liquidation, dissolution or winding up of the affairs of F&M, the rights of shareholders of F&M's common stock are similar to those outlined above for BB&T's shareholders. Additionally, F&M's rights to participate in the assets of its subsidiaries upon their liquidation or recapitalization are similar to the rights outlined above for BB&T.

                             SHAREHOLDER PROPOSALS

  In the event that the merger is not completed, any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders and included in F&M's proxy materials must be received at the main office of F&M, The Feltner Building, 9 Court Square, First Floor, Winchester, Virginia 22601, a reasonable time before F&M prints and mails its proxy materials for such annual meeting. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in F&M's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in F&M's proxy materials) must also give notice of such proposals to F&M in accordance with F&M's articles of incorporation as described above (see "Comparison of the Rights of BB&T Shareholders and F&M Shareholders--Shareholder Nominations and Shareholder Proposals" on page ). It is urged that any proposals be sent by certified mail, return receipt requested.

                                 OTHER BUSINESS

  The F&M Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

  The validity of the shares of BB&T common stock offered by this proxy statement/prospectus will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 88,473 shares of BB&T common stock.

                                    EXPERTS

  The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy
statement/prospectus from BB&T's Current Report on Form 8-K dated     , 2001,
which restates the consolidated financial statements for the year ended December 31, 2000 to reflect the acquisition by BB&T of FCNB Corp on January 8, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. [to be updated]

  The consolidated financial statements of F&M National Corporation incorporated in this proxy statement/prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting. [to be updated]

                      WHERE YOU CAN FIND MORE INFORMATION

  BB&T and F&M file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or certain other information that the companies file with the Securities and Exchange Commission at the following Securities and Exchange Commission locations:

Public Reference Room      New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.     7 World Trade Center       Citicorp Center
Room 1024                  Suite 1300                 500 West Madison Street
Washington, D.C. 20549     New York, New York 10048   Suite 1400
                                                      Chicago, Illinois 60661-
                                                      2511

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.

  BB&T has filed the registration statement to register with the Securities and Exchange Commission the BB&T common stock to be issued to F&M shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

  The Securities and Exchange Commission allows F&M and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

  This proxy statement/prospectus incorporates by reference the documents set forth below that F&M and BB&T have previously filed with the Securities and Exchange Commission. These documents contain important information about F&M and BB&T and their businesses.

BB&T Securities and
Exchange Commission
Filings
(File No. 1-10853)        [to be updated]
-------------------       ---------------
Annual Report on Form     For the fiscal year ended December 31, 2000
 10-K...................
Current Reports on Form   Filed January 12, 2001, January 24, 2001 (two filings),
 8-K....................  February 8, 2001 and
Registration Statements
 on Form 8-A (describing
 BB&T's common stock and
 concerning BB&T's
 shareholder rights
 plan)..................  Filed September 4, 1991 and January 10, 1997
F&M Securities and
Exchange Commission
Filings
(File No. 1-11405)        [to be updated]
-------------------       ---------------
Annual Report on Form     For the fiscal year ended December 31, 2000
 10-K...................
Current Reports on Form   Filed January 30, 2001, February 27, 2001 and
 8-K....................

  F&M and BB&T also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this proxy statement/prospectus and (a) in the case of BB&T, the completion of the merger or the termination of the merger agreement and (b) in the case of F&M, the date of the special meeting of shareholders or, if sooner, the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and F&M has supplied all such information relating to F&M before the merger.

  If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

            BB&T Corporation                    F&M National Corporation
         Shareholder Reporting                    The Feltner Building
          Post Office Box 1290                9 Court Square, First Floor
  Winston-Salem, North Carolina 27102          Winchester, Virginia 22601
             (336) 733-3021                          (540) 665-4282
                                               Attn: Corporate Secretary

If you would like to request documents, please do so by [insert date five business days prior to meeting], 2001 to receive them before the meeting.

  You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and F&M have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not
extend to you. This proxy statement/prospectus is dated      , 2001. You should
not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A





                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN
                            F&M NATIONAL CORPORATION
                                      and
                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I DEFINITIONS.....................................................  A-1

 ARTICLE II THE MERGER.....................................................  A-5
  2.1  Merger.............................................................   A-5
  2.2  Filing; Plan of Merger.............................................   A-5
  2.3  Effective Time.....................................................   A-6
  2.4  Closing............................................................   A-6
  2.5  Effect of Merger...................................................   A-6
  2.6  Further Assurances.................................................   A-6
  2.7  Merger Consideration...............................................   A-6
  2.8  Conversion of Shares; Payment of Merger Consideration..............   A-7
  2.9  Conversion of Stock Options........................................   A-8
  2.10 Merger of Subsidiaries.............................................   A-9
  2.11 Anti-Dilution......................................................   A-9

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF F&M.........................  A-9
  3.1  Capital Structure..................................................   A-9
  3.2  Organization, Standing and Authority...............................   A-9
  3.3  Ownership of Subsidiaries..........................................   A-9
  3.4  Organization, Standing and Authority of the Subsidiaries...........  A-10
  3.5  Authorized and Effective Agreement.................................  A-10
  3.6  Securities Filings; Financial Statements; Statements True..........  A-11
  3.7  Minute Books.......................................................  A-11
  3.8  Adverse Change.....................................................  A-11
  3.9  Absence of Undisclosed Liabilities.................................  A-11
  3.10 Properties.........................................................  A-11
  3.11 Environmental Matters..............................................  A-12
  3.12 Loans; Allowance for Loan Losses...................................  A-12
  3.13 Tax Matters........................................................  A-13
  3.14 Employees; Compensation; Benefit Plans.............................  A-13
  3.15 Certain Contracts..................................................  A-16
  3.16 Legal Proceedings; Regulatory Approvals............................  A-16
  3.17 Compliance with Laws; Filings......................................  A-16
  3.18 Brokers and Finders................................................  A-17
  3.19 Repurchase Agreements; Derivatives.................................  A-17
  3.20 Deposit Accounts...................................................  A-17
  3.21 Related Party Transactions.........................................  A-17
  3.22 Certain Information................................................  A-18
  3.23 Tax and Regulatory Matters.........................................  A-18
  3.24 State Takeover Laws; Corporate Documents...........................  A-18
  3.25 Labor Relations....................................................  A-18
  3.26 Fairness Opinion...................................................  A-18
  3.27 No Right to Dissent................................................  A-18

                                                                            Page
                                                                            ----
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BB&T......................... A-19
  4.1  Capital Structure of BB&T..........................................  A-19
  4.2  Organization, Standing and Authority of BB&T.......................  A-19
  4.3  Authorized and Effective Agreement.................................  A-19
  4.4  Organization, Standing and Authority of BB&T Subsidiaries..........  A-20
  4.5  Securities Filings; Financial Statements; Statements True..........  A-20
  4.7  Certain Information................................................  A-20
  4.8  Tax and Regulatory Matters.........................................  A-20
  4.8  Legal Proceedings; Regulatory Approvals............................  A-20
  4.9  Adverse Change.....................................................  A-21

 ARTICLE V COVENANTS....................................................... A-21
  5.1  F&M Shareholder Meeting............................................  A-21
  5.2  Registration Statement; Proxy Statement/Prospectus.................  A-21
  5.3  Plan of Merger; Reservation of Shares..............................  A-21
  5.4  Additional Acts....................................................  A-22
  5.5  Best Efforts.......................................................  A-22
  5.6  Certain Accounting Matters.........................................  A-22
  5.7  Access to Information..............................................  A-22
  5.8  Press Releases.....................................................  A-23
  5.9  Forbearances of F&M................................................  A-23
  5.10 Employment Agreements..............................................  A-25
  5.11 Affiliates.........................................................  A-25
  5.12 Section 401(k) Plan; Other Employee Benefits.......................  A-25
  5.13 Directors and Officers Protection..................................  A-26
  5.14 Forbearances of BB&T...............................................  A-27
  5.15 Reports............................................................  A-27
  5.16 Exchange Listing...................................................  A-27
  5.17 Advisory Board.....................................................  A-27
  5.18 Bank Boards of Directors...........................................  A-28
  5.19 Completion of Bank Mergers.........................................  A-28

 ARTICLE VI CONDITIONS PRECEDENT........................................... A-29
  6.1  Conditions Precedent--BB&T and F&M.................................  A-29
  6.2  Conditions Precedent-- F&M.........................................  A-29
  6.3  Conditions Precedent--BB&T.........................................  A-30

 ARTICLE VII TERMINATION, DEFAULT, WAIVER AND AMENDMENT.................... A-31
  7.1  Termination........................................................  A-31
  7.2  Effect of Termination..............................................  A-33
  7.3  Survival of Representations, Warranties and Covenants..............  A-33
  7.4  Waiver.............................................................  A-33
  7.5  Amendment or Supplement............................................  A-33

                                                                            Page
                                                                            ----
 ARTICLE VIII MISCELLANEOUS................................................ A-34
  8.1 Expenses............................................................  A-34
  8.2 Entire Agreement....................................................  A-34
  8.3 No Assignment.......................................................  A-34
  8.4 Notices.............................................................  A-34
  8.5 Specific Performance................................................  A-35
  8.6 Captions............................................................  A-35
  8.7 Counterparts........................................................  A-35
  8.8 Governing Law.......................................................  A-35

 ANNEXES

 Annex A Plan of Merger
         Employment Agreements with Alfred B. Whitt and Charles E. Curtis
 Annex B (omitted)

                      AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of January 23, 2001 is between F&M NATIONAL CORPORATION ("F&M"), a Virginia corporation having its principal office at Winchester, Virginia and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                                R E C I T A L S:

  The parties desire that F&M shall be merged with and into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. As a condition and inducement to BB&T's willingness to enter into the Agreement, F&M is concurrently granting to BB&T an option to acquire, under certain circumstances, 2,062,000 shares of the common stock, par value $2.00 per share, of F&M.

  NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

1.1 Definitions

  When used herein, the capitalized terms set forth below shall have the following meanings:

  "Affiliate" means, with respect to any person, any other person, who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such person and, without limiting the generality of the foregoing, includes any executive officer or director of such person and any Affiliate of such executive officer or director.

  "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the office of the Virginia State Corporation Commission, as provided in Section 13.1-720 of the VSCA.

  "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

  "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

  "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of even date herewith, as amended from time to time, under which BB&T has an option to purchase shares of F&M Common Stock, which shall be executed immediately following execution of this Agreement.

  "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

  "Benefit Plan Determination Date" shall mean, with respect to each employee pension or welfare benefit plan or program maintained by F&M at the Effective Time, the date determined by BB&T with respect to such plan or program which shall be not later than January 1 following the close of the calendar year in which the last of the F&M Subsidiaries which is a bank or other savings institution is merged into BB&T or one of the BB&T Subsidiaries.

  "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

  "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commission" shall mean the Securities and Exchange Commission.

  "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

  "Disclosed" shall mean disclosed in the F&M Disclosure Memorandum in a manner that references the Section number herein pursuant to which such disclosure is being made or so that the Section or Sections under which such disclosure is being made is reasonably apparent.

  "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

  "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "F&M Common Stock" shall mean the shares of voting common stock, par value $2.00 per share, of F&M.

  "F&M Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled "F&M Disclosure Memorandum" and dated on or before January 31, 2001 and delivered by F&M to BB&T on or before February 1, 2001, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made or be presented in a manner so that the Section or Sections under which such disclosure is made shall be reasonably apparent. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced or reasonably apparent. The inclusion of a given item in the F&M Disclosure Memorandum shall not be deemed a conclusion or admission that such item (or any other item) is material or has a Material Adverse Effect.

  "F&M DRP" shall mean the F&M Dividend Reinvestment and Stock Purchase Plan.

  "F&M ESP" shall mean the F&M 1998 Employee Stock Discount Plan, effective as of January 1, 1998.

  "F&M Preferred Stock" shall mean the shares of Preferred Stock, without par value, of F&M.

  "F&M Subsidiaries" shall mean the business entities set forth in Section 3.3 of the F&M Disclosure Memorandum, and any and all other Subsidiaries of F&M as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of F&M after the date hereof and held as a Subsidiary by F&M at the Effective Time.

  "FDIC" shall mean the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Financial Advisor" shall mean Keefe, Bruyette & Woods, Inc.

  "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 1999, 1998, and 1997, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1999, 1998, and 1997, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1999, and (b) with respect to F&M, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of F&M as of December 31, 1999, 1998 and 1997, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1999, 1998 and 1997 as filed by F&M in Securities Documents and (ii) the consolidated statements of financial condition of F&M (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by F&M with respect to periods ended subsequent to December 31, 1999.

  "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

  "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

  "IRS" shall mean the Internal Revenue Service.

  "Material Adverse Effect" on BB&T or F&M shall mean an event, change, or occurrence which, individually or together with any other event, change or occurrence, (i) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or shareholders equity of BB&T and the BB&T Subsidiaries taken as a whole, or F&M and the F&M Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or F&M to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or F&M taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger; provided that with respect to F&M, only if and to the extent any such expenses payable to third parties are Disclosed by F&M or incurred by F&M following the date hereof as permitted by this Agreement.

  "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "Pending Acquisitions" shall mean, collectively, the proposed acquisitions by F&M of Atlantic Financial Corp. and Community Bankshares of Maryland, Inc.

  "Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization, agency, other entity or group of entities, or governmental body.

  "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of F&M to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

  "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

  "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreements described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and in each case the rules and regulations of the Commission promulgated thereunder.

  "Stock Option" shall mean an option to acquire F&M Common Stock granted under the Stock Option Plans that is outstanding and unexercised on the date hereof.

  "Stock Option Plans" shall mean: (1) F&M's 1992 Incentive and Non-Qualified Stock Option Plan, as amended and restated February 2, 1998; (2) F&M's Nonemployee Director Stock Compensation and Warrant Plan (FB&T Financial Corporation), effective June 15, 1994; (3) F&M's Director Stock Warrant Plan (Allegiance Bank, N.A.) effective February 8, 1994; (4) F&M's Director Stock Option Plan (Security Bank Corporation) effective 1997; and (5) any stock option or similar plans maintained by or for any of the institutions (or their Subsidiaries) party to the Pending Acquisitions and Disclosed.

  "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

  "TILA" shall mean the Truth in Lending Act, as amended.

  "VSCA" shall mean the Virginia Stock Corporation Act, as amended.

1.2 Terms Defined Elsewhere

  The capitalized terms set forth below are defined in the following sections:

      Advisory Board Establishment Date  Section 5.17
      Agreement                          Introduction
      BB&T                               Introduction
      BB&T Option Plan                   Section 2.9(a)
      Closing                            Section 2.4
      Closing Date                       Section 2.4
      Closing Value                      Section 2.7(c)
      Constituent Corporations           Section 2.1
      Effective Time                     Section 2.3
      Employer Entity                    Section 5.12(a)
      Exchange Ratio                     Section 2.7(a)
      F&M                                Introduction
      Maximum Amount                     Section 5.13
      Merger                             Recitals
      Merger Consideration               Section 2.7(a)
      PBGC                               Section 3.14(b)(iv)
      Plan                               Section 3.14(b)(i)
      Plan of Merger                     Recitals
      Surviving Corporation              Section 2.1(a)
      Transferred Employee               Section 5.12(a)

                                  ARTICLE II
                                  THE MERGER

2.1 Merger

  BB&T and F&M are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the NCBCA and the VSCA. At the Effective
Time:

     (a) F&M shall be merged into BB&T in accordance with the applicable pro-visions of the NCBCA and the VSCA, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

     (b) The separate existence of F&M shall cease and the Merger shall in all respects have the effects provided in Section 2.5.

     (c) The Articles of Incorporation of BB&T at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation.

     (d) The Bylaws of BB&T at the Effective Time shall be the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

  The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of the F&M Common Stock entitled to vote. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Virginia State Corporation Commission, as provided in Section 55-11-05 of the NCBCA and
Section 13.1-720 of the VSCA, respectively.

2.3 Effective Time

  The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

  From and after the Effective Time, the separate existence of F&M shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

  (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of F&M Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a F&M shareholder as provided in Section 2.7(b). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of F&M Common Stock (the "Exchange Ratio") shall be 1.09.

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the 4:00 p.m. eastern time closing price per share of BB&T Common Stock on the NYSE on the Closing Date as reported on NYSEnet.com.

2.8 Conversion of Shares; Payment of Merger Consideration

  (a) At the Effective Time, by virtue of the Merger and without any action on the part of F&M or the holders of record of F&M Common Stock, each share of F&M Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of F&M Common Stock (as provided in subsection (d) below), the Merger Consideration.

  (b) Each share of BB&T Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of F&M Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends thereon. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of F&M Common Stock. With respect to any certificate for F&M Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, F&M's transfer books shall be closed and no transfer of the shares of F&M Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

  (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each F&M shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of F&M Common Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration and any declared and unpaid dividends thereon.

  (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time that have been declared or made by F&M in respect of shares of F&M Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, subject to compliance by F&M with Section 5.9(b). To the extent permitted by law, former shareholders of record of F&M shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of F&M Common Stock are converted, regardless of whether such holders have exchanged their certificates representing F&M Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing F&M Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of F&M Common Stock represented by such certificate.

2.9 Conversion of Stock Options

  (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plans, except that from and after the Effective Time
(i) BB&T and its Compensation Committee shall be substituted for F&M and the Committee of F&M's Board of Directors with respect to administering the Stock Option Plans, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of F&M Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plans governing each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Commission Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and F&M agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent F&M shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plans assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. F&M hereby represents that the Stock Option Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

  (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

  (c) Eligibility to receive stock option grants following the Effective Time with respect to BB&T Common Stock shall be determined by BB&T in accordance with its plans and procedures as in effect from time to time, and subject to any contractual obligations.

2.10 Merger of Subsidiaries

  In the event that BB&T shall request, F&M shall take such actions, and shall cause the F&M Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the F&M Subsidiaries with and into, in each case, one of the BB&T Subsidiaries.

2.11 Anti-Dilution

  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                  ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF F&M

  Except as Disclosed, F&M represents and warrants to BB&T as follows (the representations and warranties herein of F&M are made as of the date hereof and, as contemplated by Section 6.3(a), will also be evaluated as of the Closing Date subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T not to consummate the Merger under such applicable standard):

3.1 Capital Structure

  The authorized capital stock of F&M consists of 30,900,000 shares of F&M Common Stock and 5,000,000 shares of F&M Preferred Stock. F&M has 24,668,926 shares of F&M Common Stock issued and outstanding. No other classes of capital stock of F&M, common or preferred, are authorized, issued or outstanding. All outstanding shares of F&M capital stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of F&M Common Stock reserved in connection with the Stock Option Plans, and (ii) 3,691,782 shares of F&M Common Stock to be issued in consummating the Pending Acquisitions. F&M has granted options to acquire 476,907 shares of F&M Common Stock under the Stock Option Plans or outstanding agreements and awards (including F&M options to be issued incident to such Pending Acquisitions), which options remain outstanding as of the date hereof. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any F&M shareholder to own, to vote or to dispose of, the capital stock of F&M. Holders of F&M Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

  F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. F&M is not required to be qualified to do business in any other state of the United States or foreign jurisdiction. F&M is registered as a bank holding company under the Bank Holding Company Act.

3.3 Ownership of Subsidiaries

  Section 3.3 of the F&M Disclosure Memorandum lists all of the F&M Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by F&M (directly or indirectly), F&M's ownership percentage in, and the business activities of, each such F&M Subsidiary. The outstanding shares of capital stock or other equity interests of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the F&M Subsidiaries, and there are no agreements, understandings or commitments relating to the right of F&M to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the F&M Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the F&M Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the F&M Subsidiaries and stock or other securities held in a fiduciary capacity) owned directly or indirectly by F&M.

3.4 Organization, Standing and Authority of the Subsidiaries

  Each F&M Subsidiary which is a depository institution is a state chartered bank with its deposits insured by the FDIC. Each of the F&M Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the F&M Subsidiaries: (i) has full power and authority to carry on its business as now conducted; and (ii) is duly qualified to do business and in good standing in each jurisdiction Disclosed with respect to it. Each F&M Subsidiary is qualified to do business in each other state of the United States, the District of Columbia or foreign jurisdiction where required to conduct its business and is not engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

  (a) F&M has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the F&M shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement, the Articles of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, including without limitation the affirmative vote of at least two thirds of the members of the F&M Board of Directors, except, in the case of this Agreement and the Plan of Merger, the approval of the F&M shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of F&M, and each is enforceable against F&M in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

  (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by F&M with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of F&M or any F&M Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or
(iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by F&M of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

  (a) F&M has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1997. F&M has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by F&M with the Commission after December 31, 1997 and prior to the date hereof, which are all of the Securities Documents that F&M was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of F&M fairly present or will fairly present, as the case may be, the consolidated financial position of F&M and the F&M Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

  (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by F&M or any F&M Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

  The minute books of F&M and each of the F&M Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

  Since September 30, 2000, F&M and the F&M Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent F&M Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or stockholders' equity of F&M or any of the F&M Subsidiaries.

3.9 Absence of Undisclosed Liabilities

  All liabilities (including contingent liabilities) of F&M and the F&M Subsidiaries are disclosed in the most recent Financial Statements of F&M or are normally recurring business obligations incurred in the ordinary course of its business since the date of F&M's most recent Financial Statements.

3.10 Properties

  (a) F&M and the F&M Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of F&M as of December 31, 1999 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business,

(iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

  (b) All leases and licenses pursuant to which F&M or any F&M Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

  (a) F&M and the F&M Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither F&M nor any F&M Subsidiary has received any communication alleging that F&M or the F&M Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

  (b) There are no pending Environmental Claims, neither F&M nor any F&M Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) F&M or any F&M Subsidiary, (ii) any person or entity whose liability for any Environmental Claim F&M or any F&M Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by F&M or any F&M Subsidiary, or any real or personal property which F&M or any F&M Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which F&M or any F&M Subsidiary holds a security interest securing a loan recorded on the books of F&M or any F&M Subsidiary. Neither F&M nor any F&M Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

  (c) F&M and the F&M Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by F&M relating to all real and personal property owned or leased by F&M or any F&M Subsidiary and all real and personal property of which F&M or any F&M Subsidiary has or is judged to have managed or supervised or participated in the management of.

  (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against F&M or any F&M Subsidiary or against any person or entity whose liability for any Environmental Claim F&M or any F&M Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

  (a) All of the loans on the books of F&M and the F&M Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor F&M's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

  (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of F&M are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

  (a) F&M and the F&M Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither F&M nor any F&M Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. F&M and the F&M Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

  (b) All federal, state and local (and, if applicable, foreign) tax returns filed by F&M and the F&M Subsidiaries are complete and accurate. Neither F&M nor any F&M Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against F&M or any F&M Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to F&M or any F&M Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

  (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

  (d) Neither F&M nor any of the F&M Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was F&M or a F&M subsidiary) or has any liability for taxes of any person (other than F&M and the F&M Subsidiaries) under Treasury Regulation
Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

  (e) Each of F&M and the F&M Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

  (f) Neither F&M nor any of the F&M Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under
Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

  (a) Compensation. F&M has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of F&M and of each F&M Subsidiary and each other person (in each case other than as an employee) to whom F&M or any F&M Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

  (b) Employee Benefit Plans.

     (i) F&M has Disclosed an accurate and complete list of all Plans, as de-fined below, contributed to, maintained or sponsored by F&M or any F&M Sub-sidiary, to which F&M or any F&M Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which F&M or any F&M Subsidiary is a member. For purposes of this Agree-ment, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) that is:
  (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

     (ii) Neither F&M nor any F&M Subsidiary contributes to, has an obliga-tion to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereun-der), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former em-ployees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

     (iii) None of the Plans obligates F&M or any F&M Subsidiary to pay sepa-ration, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

     (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, exami-nations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any ac-tions, suits, claims, complaints, charges, proceedings, hearings, examina-tions, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Ti-tle IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) for which the PBGC has not waived notice has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of F&M or any F&M Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither F&M nor any F&M Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condi-tion exists that would subject F&M or any F&M Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

     (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualifica-tion under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax ex-empt status of such related trust.

     (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Clos-ing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which F&M or any F&M Subsidiary is a member or was a member during such five-year pe-riod.

     (vii) As of December 31, 1999, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a de-fined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contribu-tions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premi-ums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

     (viii) No prohibited transaction (which shall mean any transaction pro-hibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual ex-emption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other li-ability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither F&M nor, to the best knowledge of F&M, any F&M Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject F&M or any F&M Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

     (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

     (x) F&M and each F&M Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

     (xi) Neither F&M nor any F&M Subsidiary has a liability as of December 31, 1999 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of F&M as of December 31, 1999 or otherwise Disclosed.

     (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) F&M's or any F&M Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section 2.9).

     (xiii) With respect to each Plan, F&M has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 se-ries) filed with the IRS (with attachments), (C) the three most recent ac-tuarial reports, if any, (D) the three most recent financial statements,
  (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

     (xiv) Each of the Plans as applied to F&M and any F&M Subsidiary may be amended or terminated at any time by action of F&M's Board of Directors, or such F&M's Subsidiary's Board of Directors, as the case may be, or a com-mittee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termina-tion of the participation of F&M or a F&M Subsidiary thereunder).

3.15 Certain Contracts

  (a) Neither F&M nor any F&M Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by F&M or any F&M Subsidiary or the guarantee by F&M or any F&M Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by F&M or any F&M Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by F&M or any F&M Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving F&M of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any Stock Option Plans, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect as of the date hereof.

  (b) Neither F&M nor any F&M Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of F&M, threatened against F&M or any F&M Subsidiary or against any asset, interest, Plan or right of F&M or any F&M Subsidiary, or, to the best knowledge of F&M, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of F&M, threatened against any present or former director or officer of F&M or any F&M Subsidiary that would reasonably be expected to give rise to a claim against F&M or any F&M Subsidiary for indemnification. There are no actual or, to the best knowledge of F&M, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of F&M, no fact or condition relating to F&M or any F&M Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent F&M or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

  Each of F&M and each F&M Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither F&M nor any F&M Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation,
(ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations. Except as Disclosed with respect to the Pending Acquisitions, neither F&M nor any F&M Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing. Since December 31, 1997, F&M and each of the F&M Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

  Neither F&M nor any F&M Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for an obligation to the Financial Advisor for investment banking services, the nature and extent of which has been Disclosed, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

  (a) With respect to all agreements currently outstanding pursuant to which F&M or any F&M Subsidiary has purchased securities subject to an agreement to resell, F&M or the F&M Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which F&M or any F&M Subsidiary has sold securities subject to an agreement to repurchase, neither F&M nor the F&M Subsidiary has pledged collateral in excess of the amount of the debt secured thereby. Neither F&M nor any F&M Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

  (b) Neither F&M nor any F&M Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20 Deposit Accounts

  The deposit accounts of the F&M Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the F&M Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

  F&M has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which F&M or any F&M Subsidiary is a party with any director, executive officer or 5% shareholder of F&M or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to F&M than could be obtained from unrelated parties.

3.22 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of F&M to vote on this Agreement and the Plan of Merger, information supplied by F&M for inclusion in the Proxy Statement/Prospectus and all amendments or supplements thereto: (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

  Neither F&M nor any F&M Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws; Corporate Documents

  F&M and each F&M Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such law shall be activated or applied as a result of such transactions. Pursuant to the Articles of Incorporation of F&M, the vote of a majority of shares of F&M Common Stock entitled to vote is legally sufficient to approve the Merger. Neither the Bylaws of F&M nor any other document of F&M or to which F&M is a party contains a provision that requires more than a majority of the shares of F&M Common Stock entitled to vote, or the vote or approval of any other class of capital stock or voting security, to approve the Merger or any other transactions contemplated in this Agreement.

3.25 Labor Relations

  Neither F&M nor any F&M Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is F&M or any F&M Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving F&M or any F&M Subsidiary, pending or threatened, or to the best knowledge of F&M, is there any activity involving any employees of F&M or any F&M Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 Fairness Opinion

  F&M has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of F&M from a financial point of view.

3.27 No Right to Dissent

  Nothing in the Articles of Incorporation or the Bylaws of F&M or any F&M Subsidiary provides or would provide to any Person, including without limitation the holders of F&M Common Stock, upon execution of this Agreement or the Plan of Merger and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF BB&T

  BB&T represents and warrants to F&M as follows (the representations and warranties herein of BB&T are made as of the date hereof and, as contemplated by Section 6.2(a), will also be evaluated as of the Closing Date subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit F&M not to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

  The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 401,678,881 shares were issued and outstanding as of December 31, 2000. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section
5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

  BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a financial holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

  (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) to perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity (whether applied in a court of law or in equity).

  (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) subject to the receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

  Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Filings; Financial Statements; Statements True

  (a) BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1997. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to F&M contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and the BB&T Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

4.6 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of F&M to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Tax and Regulatory Matters

  Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code, or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b); provided, that nothing contained herein shall limit the ability of BB&T to exercise its rights under the BB&T Option Agreement.

4.8 Legal Proceedings; Regulatory Approvals

  There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings instituted, which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent BB&T or F&M from obtaining all of the federal and state regulatory approvals contemplated herein.

4.9 Adverse Change

  Since September 30, 2000, BB&T and the BB&T Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent BB&T Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or stockholders' equity of BB&T or any of the BB&T Subsidiaries.

                                   ARTICLE V
                                   COVENANTS

5.1 F&M Shareholder Meeting

  F&M shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as practicable, and by approving execution of this Agreement, the Board of Directors of F&M agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of F&M, recommend that F&M's shareholders vote for such approval; provided, that the Board of Directors of F&M may withdraw or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation should not be made in light of its fiduciary duty to F&M's shareholders after consideration of (i) written advice of legal counsel that, in the opinion of such counsel, such recommendation or the failure to withdraw or modify such recommendation could reasonably be expected to constitute a breach of the fiduciary duty of the Board of Directors to the shareholders of F&M, and (ii) a written determination from the Financial Advisor that the Merger Consideration is not fair or is inadequate to the F&M shareholders from a financial point of view, accompanied by a detailed analysis of the reasons for such determination.

5.2 Registration Statement; Proxy Statement/Prospectus

  As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. F&M will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and F&M shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the F&M shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. F&M shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws, the VSCA and the rules and regulations of the NYSE.

5.3 Plan of Merger; Reservation of Shares

  At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T acknowledges that it (i) has adopted the Plan of Merger and (ii) will pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

  (a) F&M agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

  (b) As promptly as practicable after the date hereof, BB&T and F&M shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. F&M and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

5.5 Best Efforts

  Each of BB&T and F&M shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and 5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor F&M shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters

  F&M shall cooperate with BB&T concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and
(ii) F&M's lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation or warranty of F&M contained in this Agreement; provided, however, that F&M shall not be required to alter, amend, modify or change any such policies or practices until the earlier of (A) such time as BB&T acknowledges to F&M or its legal counsel that all conditions to its obligation to consummate the Merger have been waived or satisfied (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be a condition to BB&T's obligation to consummate the Merger) or (B) immediately prior to the Effective Time.

5.7 Access to Information

  F&M and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, F&M shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of F&M and the F&M Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

  BB&T and F&M shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of F&M

  Except with the prior written consent of BB&T (which consent shall not be arbitrarily withheld or delayed), between the date hereof and the Effective Time, F&M shall not, and shall cause each of the F&M Subsidiaries not to:

     (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or except as required incident to the Pending Acquisitions, establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

     (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.25 per share of F&M Common Stock payable on record dates and in amounts consistent with past practices; provided that any dividend de-clared or payable on the shares of F&M Common Stock in the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and F&M, be declared with a record date prior to the Ef-fective Time only if the normal record date for payment of the correspond-ing quarterly dividend to holders of BB&T Common Stock is before the Effec-tive Time;

     (c) issue any shares of its capital stock (including treasury shares), except pursuant to: (1) the Stock Option Plans with respect to the options outstanding on the date hereof; (2) the BB&T Option Agreement; (3) the Pending Acquisitions; or (4) the F&M DRP and ESP.

     (d) except as required incident to the Pending Acquisitions, issue, grant or authorize any Rights or effect any recapitalization, reclassifica-tion, stock dividend, stock split or like change in capitalization;

     (e) amend its Articles of Incorporation or Bylaws;

     (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any F&M Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

     (g) except as required incident to the Pending Acquisitions, merge with any other entity or permit any other entity to merge into it, or consoli-date with any other entity; acquire control over any other entity; or liq-uidate, sell or otherwise dispose of any assets or acquire any assets other than in the ordinary course of its business consistent with past practices;

     (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

     (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exer-cise of compensatory stock options outstanding as of the date of this Agreement), or except as required incident to the Pending Acquisitions, pay or agree to pay any bonus to, or provide any new employee benefit or incen-tive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

     (j) except as required incident to the Pending Acquisitions, enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, con-sulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewal of any of the foregoing consistent with past practice;

     (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discus-sions concerning, any acquisition or purchase of all or a substantial por-tion of the assets of, or a substantial equity interest in, F&M or any F&M Subsidiary or any business combination with F&M or any F&M Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of F&M or any F&M Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are re-ceived, any such information is requested or required, or any such negotia-tions or discussions are sought to be initiated; provided, that this Sec-tion 5.9(k) shall not apply to furnishing information, negotiations or dis-cussions with the offeror following an unsolicited offer if, as a result of such offer, the Board of Directors of F&M determines in good faith that the failure so to furnish information, negotiate or discuss would constitute a breach of its fiduciary duty to the F&M shareholders based on written ad-vice of legal counsel that in its opinion such failure could reasonably be expected to constitute a breach of such fiduciary duty;

     (l) enter into, other than as contemplated by this Agreement and except as required incident to the Pending Acquisitions, (i) any material agree-ment, arrangement or commitment not made in the ordinary course of busi-ness, (ii) any agreement, indenture or other instrument not made in the or-dinary course of business relating to the borrowing of money by F&M or a F&M Subsidiary or guarantee by F&M or a F&M Subsidiary of any obligation,
  (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or re-tention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or (iv) any con-tract, agreement or understanding with a labor union;

     (m) change its lending, investment or asset liability management poli-cies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requi-site regulatory approvals for the transactions contemplated by this Agree-ment and the Plan of Merger, F&M shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T, effective on or before the Closing Date;

     (n) change its methods of accounting in effect at December 31, 1999, ex-cept as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of report-ing income and deductions for federal income tax purposes from those em-ployed in the preparation of its federal income tax returns for the year ended December 31, 1999, except as required by changes in law or regula-tion;

     (o) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $100,000, for any one expenditure, or $500,000, in the aggregate;

     (p) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank and reverse repur-chase arrangements in the ordinary course of business;

     (q) take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     (r) dispose of any material assets other than in the ordinary course of business; or

     (s) agree to do any of the foregoing.

5.10 Employment Agreements

  BB&T (or its specified BB&T Subsidiary) agrees to enter into employment agreements with Alfred B. Whitt and Charles E. Curtis substantially in the form of Annex B hereto.

5.11 Affiliates

  F&M shall use its best efforts to cause all persons who are Affiliates of F&M to deliver to BB&T promptly following execution of this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder, and except as consistent with qualifying the transactions contemplated hereby for pooling-of-interests accounting treatment.

5.12 Section 401(k) Plan; Other Employee Benefits

  (a) Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of F&M, BB&T shall cause such plan to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries, or to be frozen or to be terminated, in each case as determined by BB&T and subject to the receipt of all applicable regulatory or governmental approvals. Each employee of F&M at the Effective Time (i) who is a participant in the 401(k) plan of F&M, (ii) who becomes an employee immediately following the Effective Time of BB&T or of any subsidiary of BB&T ("Employer Entity"), and (iii) who continues in the employment of an Employer Entity until the Benefit Plan Determination Date for the 401(k) plan, shall be eligible to participate in BB&T's 401(k) plan as of the Benefit Plan Determination Date. Any other former employee of F&M who is employed by an Employer Entity on or after the Benefit Plan Determination Date shall be eligible to be a participant in the BB&T 401(k) plan upon complying with eligibility requirements. All rights to participate in BB&T's 401(k) plan are subject to BB&T's right to amend or terminate the plan. Until the Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees the Section 401(k) plan of F&M. For purposes of administering BB&T's 401(k) plan, service with F&M and the F&M Subsidiaries shall be deemed to be service with BB&T for participation and vesting purposes, but not for purposes of benefit accrual. Each employee of F&M or a F&M Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity is referred to herein as a "Transferred Employee." Notwithstanding anything contained herein to the contrary, the 401(k) plan of F&M, may be amended prior to the Effective Time to provide that each participant in the 401(k) plan of F&M is fully vested in such participant's accrued benefit under such 401(k) plan at the Effective Time.

  (b) Each Transferred Employee shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date for each such plan or program, conditional upon the Transferred Employee's being employed by an Employer Entity as of such Benefit Plan Determination Date and subject to complying with eligibility requirements of the respective plans and programs. With respect to health care coverages, participation in BB&T's plans may be subject to availability of HMO options. In any case in which HMO coverage is not available, substitute coverage will be provided which may not be fully comparable to the HMO coverage. With respect to any welfare benefit plan or program of F&M that the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the Employer Entity, the Employer Entity shall continue such F&M plan or program in effect for the benefit of the Transferred Employees so long as they remain eligible to participate and until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering the welfare plans and programs subject to this Section 5.12(b), service of a Transferred Employee with F&M shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in Section 5.12(c)). Without limiting the foregoing, service of a Transferred Employee with F&M shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and the cost of participation in the BB&T retiree health benefit plan.

  (c) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed hereunder by BB&T, neither BB&T nor any Employer Entity shall have any obligation arising from the Merger to continue any Transferred Employees in its employ or in any specific job or to provide to any Transferred Employee any specified level of compensation or any incentive payments, benefits or perquisites. Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has a then existing contract providing for severance, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with F&M or a F&M Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  (d) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that F&M and the F&M Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Section 5.12, the employee benefit plans of F&M shall, in the sole discretion of BB&T, be frozen, terminated or merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion.

  (e) Notwithstanding and without limiting the generality of Section 5.12(d), as soon as practicable following the date hereof but, in any event, prior to the Effective Time, F&M shall take any and all action necessary to terminate the F&M Employees Stock Ownership Plan as of the Effective Time, to repay any outstanding indebtedness thereof and to allocate shares of F&M Common Stock held thereby to the participants therein in accordance with the terms thereof. No purchases of shares of F&M Common Stock shall be made thereunder after the date hereof.

  (f) Prior to the Effective Time, F&M shall cause the F&M ESP to be terminated in accordance with applicable law and regulations. The F&M DRP shall be either:
(1) merged with the BB&T Dividend Reinvestment Plan after the Effective Time;
(2) frozen or terminated by BB&T after the Effective Time; or (3) at BB&T's request, frozen or terminated by F&M prior to the Effective Time, in each case as determined by BB&T and subject to the receipt of all applicable regulatory or governmental approvals.

5.13 Directors and Officers Protection

  BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of F&M for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in F&M's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on F&M's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify (including the advancement of expenses to the extent permitted by BB&T under its officer and director indemnification procedures) all individuals who are or have been officers, directors or employees of F&M or any F&M Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or Bylaws of F&M on the date hereof and is permitted under the NCBCA.

5.14 Forbearances of BB&T

  Except with the prior written consent of F&M, which consent shall not be arbitrarily or unreasonably withheld, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of F&M Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

  Each of F&M and BB&T shall file (and shall cause the F&M Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or F&M, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

  BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of F&M Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Board

  Following the Effective Time, BB&T shall offer to each member of the Board of Directors of F&M a seat on the BB&T Advisory Board for the area appropriate to each such member as determined by BB&T. In addition, as of a date selected by BB&T (the "Advisory Board Establishment Date") no later with respect to each F&M Subsidiary which is a bank than the effective time of the merger of such F&M Subsidiary into an Affiliate of BB&T, BB&T shall offer to the members of the Boards of Directors of each such F&M Subsidiary a seat on the BB&T Advisory Board for the area in which each such Subsidiary is located (either on an existing Advisory Board or a new Advisory Board for the area, as determined by BB&T); provided that BB&T shall create a BB&T Advisory Board for the Winchester, Virginia area and the members of the Board of Directors of F&M Bank--Winchester shall be offered a seat on such BB&T Advisory Board. During the period following the Effective Time and until the Advisory Board Establishment Date, the directors of each such Subsidiary shall continue to serve as such so long as they continue to meet the requirements established by BB&T for serving, and in applying this Section 5.17 service during such period as a director shall be deemed to be service as an Advisory Board member. For two years following the Effective Time, the Advisory Board members appointed pursuant to this Section 5.17 and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member's fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of F&M or of the corresponding F&M Subsidiary (whichever is applicable with respect to the Advisory Board member) in effect on January 1, 2001. Following such two-year period, Advisory Board Members, if they continue to serve in such capacity, shall receive fees in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time. Each such Advisory Board member shall be reappointed to the Advisory Board for the appropriate area unless and until (i) he or she is deemed by BB&T to be disqualified for good reason, (ii) BB&T no longer maintains an Advisory Board for the area, or (iii) the member is prohibited from serving because he or she has attained the maximum age for service thereon (currently age 70); provided, that for two years after the Effective Time, no such Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70). Membership of any person on any Advisory Board shall be conditional upon execution of an agreement providing that such person will not engage in activities competitive with BB&T for two years following the Effective Time or, if longer, the period that he or she is a member of the Advisory Board.

5.18 Bank Boards of Directors

  (a) BB&T agrees that it shall take such actions as shall be necessary to cause Branch Banking and Trust Company, a North Carolina banking corporation, to elect Alfred B. Whitt to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies. BB&T agrees that Alfred B. Whitt shall be reelected to the Board of Directors of Branch Banking and Trust Company (subject to his continuing to qualify) during the period that he serves as Executive Vice President or is under contract with BB&T or an Affiliate of BB&T.

  (b) BB&T agrees that it shall take such actions as shall be necessary to cause Branch Banking and Trust Company of Virginia, a Virginia banking corporation, to elect Alfred B. Whitt and Charles E. Curtis to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as each is elected and qualifies. BB&T agrees that Alfred B. Whitt and Charles E. Curtis shall be reelected to the Board of Directors of Branch Banking and Trust Company of Virginia (subject to such individual continuing to qualify) during the period that such individual serves as Executive Vice President or is under contract with BB&T or an Affiliate of BB&T.

  (c) Any member of either such Board of Directors who is neither an employee of BB&T or any of its Affiliates nor under contract with BB&T or any of its Affiliates shall be entitled to receive fees for service on the Board in accordance with BB&T's policies as in effect from time to time.

5.19 Completion of Bank Mergers

  Prior to the Effective Time, F&M shall complete the Pending Acquisitions in accordance with the terms of the documents governing each such Pending Acquisition on the date hereof and as Disclosed. BB&T shall cooperate with F&M in good faith to help resolve any issues that may arise following the date hereof related to the closing of any of the Pending Acquisitions.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

6.1 Conditions Precedent--BB&T and F&M

  The respective obligations of BB&T and F&M to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

     (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of F&M of the Agreement and the Plan of Merger.

     (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to sus-pend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applica-ble state securities laws.

     (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect.

     (d) None of BB&T, the BB&T Subsidiaries, F&M or the F&M Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

     (e) F&M and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to F&M and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under
  Section 368 of the Code and that the shareholders of F&M will not recognize any gain or loss to the extent that such shareholders exchange shares of F&M Common Stock for shares of BB&T Common Stock.

6.2 Conditions Precedent--F&M

  The obligations of F&M to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by F&M pursuant to
Section 7.4:

     (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writ-ing by F&M. The representations and warranties of BB&T set forth in Sec-tions 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and
  4.4 (except as relates to qualification) shall be true and correct (except for inaccuracies which are de minimis). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such in-accuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T.

     (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (c) BB&T shall have delivered to F&M a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice Presi-dent, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be ex-pected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (d) F&M shall have received opinions of counsel to BB&T in the form rea-sonably acceptable to F&M's legal counsel.

     (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official no-tice of issuance.

6.3 Conditions Precedent--BB&T

  The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to
Section 7.4:

     (a) All representations and warranties of F&M shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writ-ing by BB&T. The representations and warranties of F&M set forth in Sec-tions 3.1, 3.2 (except as it relates to qualification), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i) and 3.24 shall be true and correct (except for inaccuracies which are de minimis). There shall not ex-ist inaccuracies in the representations and warranties of F&M set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5(a), 3.5(b)(i) and 3.24) such that the ag-
  gregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on F&M (evaluated without regard to the Merger).

     (b) No regulatory approval shall have imposed any condition or require-ment which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render con-summation of such transactions inadvisable or unduly burdensome; provided that any required divestiture of deposits in connection with the transac-tions contemplated by this Agreement shall be deemed acceptable to BB&T if the location and dollar amount of deposits required to be divested is not materially different from the reasonable good faith estimate of BB&T dis-closed in writing to F&M on the date of this Agreement.

     (c) F&M shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement.

     (d) F&M shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the condi-tions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the ex-tent applicable to F&M, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pend-ing or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on F&M or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger.

     (e) BB&T shall have received opinions of counsel to F&M in the form rea-sonably acceptable to BB&T's legal counsel.

     (f) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 to the extent necessary, in the reasonable judg-ment of BB&T, to ensure that the Merger will be accounted for as a pooling of interests under GAAP and to promote compliance with Rule 145 promulgated by the Commission.

     (g) BB&T shall have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, addressed to BB&T, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen, LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

     (h) BB&T shall have received Employment Agreements substantially in the form of Annex B executed by Alfred B. Whitt and Charles E. Curtis.

                                  ARTICLE VII
                  TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1 Termination

  This Agreement may be terminated:

     (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

     (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) in the case of F&M and Section 6.3(a) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

     (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satis-fied or fulfilled prior to the Closing Date, and the party giving the no-tice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

     (d) At any time, by either party hereto in writing, if any of the appli-cations for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run.

     (e) At any time, by either party hereto in writing, if the shareholders of F&M do not approve the Agreement and the Plan of Merger.

     (f) At any time following December 31, 2001 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

     (g) By F&M at any time during the five-day period commencing on the De-termination Date if both of the following conditions are satisfied:

       (1) the Converted Value shall be less than $32.09, and

       (2) (i) the quotient obtained by dividing the Average Closing Price by $36.80 (such number being referred to herein as the "BB&T Ratio") shall be less than (ii) 90% of the quotient obtained by dividing the In-dex Price on the Determination Date by the Index Price on the Starting Date;

subject, however, to the following three sentences. If F&M determines not to consummate the Merger pursuant to this Section 7.1(g), it shall give prompt written notice of its election to terminate to BB&T, which notice may be withdrawn at any time prior to the lapse of the five-day period commencing on the Determination Date. During the five-day period commencing with its receipt of such notice, BB&T shall have the option to elect to increase the Exchange Ratio to a number such that the Converted Value is not less than $32.09. The election contemplated by the preceding sentence shall be made by giving notice to F&M of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.1(g), and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 7.1(g). If the Closing Date shall occur during the five-day period such option is in effect, the Closing Date shall be extended until a date selected by BB&T no more than ten days following the close of such five-day period.

  For purposes of this Section 7.1(g), the following terms shall have the meanings indicated:

  "Converted Value" shall mean the product of the Average Closing Price multiplied by the Exchange Ratio.

  "Average Closing Price" shall mean the average 4:00 p.m. eastern time closing price per share of BB&T Common Stock on the NYSE (as reported on NYSEnet.com) for the five trading days (determined by excluding days on which the NYSE is closed) ending on the last trading date prior to the Determination Date.

  "Determination Date" shall mean the tenth calendar day preceding the Effective Time (the tenth day to be determined by counting the day preceding the Effective Time as the first day).

  "Index Group" shall mean the 11 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of shares of outstanding common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 11 bank holding companies and the weights attributed to them are as follows:

      Bank Holding Companies                                         % Weighting
      ----------------------                                         -----------
      Wachovia Corp.................................................     6.16
      Fifth Third Bancorp...........................................    14.10
      Comerica Inc..................................................     4.75
      Huntington Bancshares Inc.....................................     7.60
      Firstar Corp..................................................    28.80
      South Trust Corp..............................................     5.12
      Regions Financial Corp........................................     6.66
      AmSouth Bancorp...............................................    11.32
      PNC Financial Services Group, Inc.............................     8.77
      Zions Bancorporation..........................................     2.64
      Union Planters Corp...........................................     4.08
                                                                       ------
        Total.......................................................   100.00%
                                                                       ======

  "Index Price" shall mean the weighted average (weighted in accordance with the "% Weighting" listed above) of the closing sales prices of the companies composing the Index Group determined as of the Starting Date or Determination Date, whichever is applicable, based on the closing price per share (as reported by The Wall Street Journal for the day preceding the Starting Date or Determination Date, whichever is applicable.)

  "Starting Date" shall mean the date of this Agreement.

  If any company belonging to the Index Group or BB&T declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the

Starting Date and the Determination Date, the prices for the common stock of such company or BB&T shall be appropriately adjusted for the purposes of applying this Section 7.1(g).

     (h) At any time prior to 11:59 p.m. on February 21, 2001 by BB&T in writing, if BB&T determines in its sole good faith judgment, through review of information Disclosed by F&M, or otherwise, that the financial condi-tion, results of operations, business or business prospects of F&M and of the F&M Subsidiaries, taken as a whole, are materially adversely different from BB&T's reasonable expectations with respect thereto on the date of ex-ecution of this Agreement; provided that BB&T shall inform F&M upon such termination as to the reasons for BB&T's determination. The fact that F&M has Disclosed information shall not prevent BB&T from terminating this Agreement pursuant to this Section 7.1(h) on account of such information.

7.2 Effect of Termination

  In the event this Agreement and the Plan of Merger is terminated pursuant to
Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.

7.3 Survival of Representations, Warranties and Covenants

  All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13, 5.17 and 5.18); provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or F&M (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or F&M, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and F&M of the transactions contemplated herein.

7.4 Waiver

  Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the F&M shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the F&M shareholders of this Agreement and the Plan of Merger, shall reduce either the Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

  This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and F&M, subject to the proviso to
Section 7.4.

                                  ARTICLE VIII
                                 MISCELLANEOUS

8.1 Expenses

  Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by F&M.

8.2 Entire Agreement

  This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of F&M to enforce rights in Sections 5.13, 5.17 and 5.18.

8.3 No Assignment

  Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

     If to F&M:

       Alfred B. Whitt
       F&M National Corporation
       The Feltner Building
       9 Court Square, First Floor
       Winchester, Virginia 22601
       Telephone: 540-665-4282
       Fax: 540-665-4357

     With a required copy to:

       George P. Whitley, Esq.
       LeClair Ryan, A Professional Corporation
       707 East Main Street, 11th Floor
       Richmond, Virginia 23219
       Telephone: 804-343-4089
       Fax: 804-783-7628

     If to BB&T:

       Scott E. Reed
       150 South Stratford Road
       4th Floor
       Winston-Salem, North Carolina 27104
       Telephone: 336-733-3088
       Fax: 336-733-2296

     With a required copy to:

       William A. Davis, II
       Womble Carlyle Sandridge & Rice, PLLC
       200 West Second Street
       Winston-Salem, North Carolina 27102
       Telephone: 336-721-3624
       Fax: 336-733-8364

 Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

  F&M acknowledges that the F&M Common Stock and the F&M business and assets are unique, and that if F&M fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law, BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if F&M shall, without cause, refuse to consummate the transactions contemplated by this Agreement. This Section 8.5 shall not be deemed a waiver by F&M to seek any legally available remedy in the event of a breach by BB&T.

8.6 Captions

  The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

   This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

  This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

                  [remainder of page intentionally left blank]

  IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T Corporation

                                                  /s/ John A. Allison, IV
                                          By: _________________________________
                                             Name: John A. Allison, IV
                                             Title: Chairman and Chief
                                           Executive Officer

                                          F&M National Corporation

                                                    /s/ Alfred B. Whitt
                                          By: _________________________________
                                             Name: Alfred B. Whitt
                                             Title: President and Chief
                                           Executive Officer

                                                                         ANNEX A

                               ARTICLES OF MERGER
                                       OF
                            F&M NATIONAL CORPORATION
                                      WITH
                                BB&T CORPORATION

  The undersigned corporation, pursuant to Section 55-11-05 of the North Carolina Business Corporation Act (the "NCBCA") and Section 13.1-720 of the Virginia Stock Corporation Act (the "VSCA"), hereby execute the following Articles of Merger.

                                      ONE

  The merger of F&M National Corporation, a Virginia corporation ("F&M"), into BB&T Corporation, a North Carolina corporation ("BB&T"), shall be in accordance with the Plan of Merger attached hereto as Exhibit A and incorporated herein by reference (the "Plan of Merger").

                                      TWO

  The Plan of Merger was submitted to the shareholders of F&M by its Board of Directors in accordance with the provisions of Section 13.1-718 of the VSCA and
Section 55-11-03 of the NCBCA:

     A. The Plan of Merger was approved by the Board of Directors of F&M on January , 2001 and recommended and submitted to the shareholders of common stock of F&M, the only class of capital stock outstanding, at a special meeting of shareholders called and held in accordance with the VSCA, on
      , 2001. As of the record date of that meeting,     shares of F&M common
  stock were outstanding, of which     shares were entitled to vote. At that
  meeting,     undisputed shares were voted in favor of the Plan of Merger,
      shares abstained, and     shares were voted against the Plan of Merger.
  This represented approval by % of the total F&M common stock issued and outstanding, sufficient for approval by F&M shareholders.

     B. Pursuant to Section 55-11-03(g) of the NCBCA, approval of the Plan of Merger by shareholders of BB&T was not required. The merger of F&M into BB&T is permitted by North Carolina law and BB&T has complied with the laws of the State of North Carolina in effecting such merger.

                                     THREE

  The effective time and date of the Plan of Merger shall be 11:59 p.m. local
time on     , 2001.

  The undersigned, on behalf of BB&T, declares that the facts herein stated are
true as of     , 2001.

                                          BB&T Corporation

                                          By: _________________________________
                                             Name: ____________________________
                                             Title: ___________________________

                                                                       EXHIBIT A

                                 PLAN OF MERGER
                                       OF
                            F&M NATIONAL CORPORATION
                                      WITH
                                BB&T CORPORATION

  Section 1. Corporations Proposing to Merge and Surviving Corporation. F&M National Corporation, a Virginia corporation ("F&M") shall be merged (the "Merger") into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated as of January 23, 2001 (the "Agreement"), between F&M and BB&T. The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Secretary of State of North Carolina and with the Virginia State Corporation Commission. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of F&M shall cease.

  Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA") and Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

  Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

  Section 4. Conversion of Shares.

     (a) At the Effective Time, each share of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the right to receive shares of common stock, par value $5.00 per share, of BB&T ("BB&T Common Stock"), and cash in lieu of any fractional share interest, as described in Section 5.

     (b) At the Effective Time, each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

     (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of F&M Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration and any declared and unpaid dividends thereon. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of F&M Common Stock. With respect to any certificate for F&M Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other ad-equate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares repre-sented thereby. After the Effective Time, F&M's transfer books shall be closed and no transfer of the shares of F&M Common Stock outstanding imme-diately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

     (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each F&M shareholder a form of letter of transmittal and in-structions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of F&M Com-mon Stock. Upon proper surrender of such certificates or other evidence of ownership meeting the requirements of Section 4(c), together with such let-ter of transmittal duly executed and completed in accordance with the in-structions thereto, and such other documents as may be reasonably request-ed, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Considera-tion and any declared and unpaid dividends thereon.

     (e) The Surviving Corporation shall pay any dividends or other distribu-tions with a record date prior to the Effective Time which have been de-clared or made by F&M in respect of shares of F&M Common Stock in accor-dance with the terms of the Agreement and which remain unpaid at the Effec-tive Time, subject to compliance by F&M with Section 5.9(b) of the Agree-ment. To the extent permitted by law, former shareholders of record of F&M shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of F&M Common Stock are converted, regardless of whether such holders have exchanged their certificates representing F&M Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of the Agreement. Whenever a dividend or other distri-bution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include div-idends or other distributions on all shares of BB&T Common Stock issuable pursuant to the Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate repre-senting F&M Common Stock until such holder surrenders such certificate for exchange as provided in this Section 4. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of F&M Common Stock represented by such certificate.

  Section 5. Merger Consideration. As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of F&M Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a F&M shareholder, determined as follows:

     (a) The number of shares of BB&T Common Stock to be issued in exchange for each issued and outstanding share of F&M Common Stock shall be in the ratio of 1.09 shares of BB&T Common Stock for each share of F&M Common Stock (the "Exchange Ratio").

     (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the 4:00 p.m. eastern time closing price per share on the New York Stock Exchange on the Closing Date, as reported on NYSEnet.com.

  Section 6. Conversion of Stock Options. At the Effective Time, each option to acquire shares of F&M Common Stock ("Stock Option") granted under the F&M Stock Option Plans as defined in the Agreement (the "Stock Option Plans") then outstanding (and which by its terms does not lapse on or before the Effective
Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each such Stock Option in accordance with the terms of the Stock Option Plans, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for F&M and the Committee of F&M's Board of Directors administering the Stock Option Plans, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of F&M Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plans governing each Stock

Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 under the Exchange Act shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3 under the Exchange Act. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BB&T shall administer the Stock Option Plans (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time.

  Section 7. No Fractional Shares. Notwithstanding any other term or provision hereof, no fraction of a share of BB&T Common Stock, and no certificates or scrip therefor or other evidence of ownership thereof, will be issued in connection with the conversion of F&M Common Stock in the Merger, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of shares or fractional share interests of the Surviving Corporation. In lieu of such fractional shares, any holder of shares who would otherwise be entitled to fractional shares of BB&T Common Stock will, upon receipt by the Surviving Corporation of the letter of transmittal and other documents described in Section 2.8(d) of the Agreement, be paid the cash value of each such fraction, computed in accordance with Section 5(b) above.

  Section 8. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that no such amendment executed after approval by the shareholders of F&M of this Plan of Merger shall reduce either the Exchange Ratio or the payment terms for fractional interests without the approval of the shareholders affected thereby.

                                                                      APPENDIX B

                                                                January 23, 2001

The Board of Directors
F&M National Corporation
9 Court Square
P.O. Box 2800
Winchester, Virginia 22601

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of F&M National Corporation ("Target") of the consideration to be received by such stockholders in the proposed merger (the "Merger") of F&M National Corporation into BB&T Corporation ("Acquiror"), pursuant to the Agreement and Plan of Merger, dated as of January 23, 2001, between Target and Acquiror (the "Agreement"). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $2.00 per share, of Target (the "Common Shares") will be converted into
1.09 shares of common stock, par value $5.00 per share, of Acquiror.

  Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Target and Acquiror, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Target and Acquiror for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Target in rendering this fairness opinion and will receive a fee from Target for our services.

  In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Target and Acquiror and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 1999 of Target and Acquiror; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Target and Acquiror and certain other communications from Target and Acquiror to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Target and Acquiror, including unaudited results for the year ended December 31, 2000, furnished to us by Target and Acquiror for purposes of our analysis. We have also held discussions with senior management of Target and Acquiror regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Target and Acquiror with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

  In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Target and Acquiror as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Target and Acquiror are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Target or Acquiror, nor have we examined any individual credit files.

  We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following:
(i) the historical and current financial position and results of operations of Target and Acquiror; (ii) the assets and liabilities of Target and Acquiror; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid in the Merger is fair, from a financial point of view, to holders of the Common Shares.

                                          Very truly yours,

                                          /s/ Keefe, Bruyette & Woods, Inc.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

  The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

  The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

  The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

  Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

  (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit No. Description
 ----------- -----------

     2 Agreement and Plan of Reorganization dated as of January 23, 2001 between BB&T Corporation and F&M National Corporation (included as
             Appendix A to the Proxy Statement/Prospectus)

     4(a)    Articles of Amendment to Amended and Restated Articles of
             Incorporation of the Registrant related to Junior Participating
             Preferred Stock (Incorporated herein by reference to Exhibit 3(a)
             to the Registrant's Annual Report on Form 10-K filed March 17,
             1997)

     4(b)    Rights Agreement dated as of December 17, 1996 between the
             Registrant and Branch Banking and Trust Company, Rights Agent
             (Incorporated herein by reference to Exhibit 1 to the Registrant's
             Form 8-A filed January 10, 1997)

     4(c)    Subordinated Indenture (including Form of Subordinated Debt
             Security) between the Registrant and State Street Bank and Trust
             Company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(d) to Registration No. 333-02899)

     4(d) Senior Indenture (including Form of Senior Debt Security) between the Registrant and State Street Bank and Trust company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(c) to Registration No. 333-02899)

     5       Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC

     8       Form of Opinion of Womble Carlyle Sandridge & Rice, PLLC

    23(a)    Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 5)*

    23(b)    Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 8)*

    23(c)    Consent of Arthur Andersen LLP*

    23(d)    Consent of Yount, Hyde & Barbour, P.C.*

    23(e)    Consent of Keefe, Bruyette & Woods, Inc.

    24       Power of Attorney

    99(a)    Form of F&M National Corporation Proxy Card

    99(b)    Option Agreement dated as of January 23, 2001 between BB&T
             Corporation and F&M National Corporation

--------
*  to be filed by amendment

  (b) Financial statement schedules: Not applicable.

  (c) Reports, opinion or appraisals: The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix B to the proxy statement/prospectus.

Item 22. Undertakings

  A. The undersigned registrant hereby undertakes:

       1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggre-gate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration state-ment.

       2. That, for the purpose of determining any liability under the Secu-rities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termina-tion of the offering.

  B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on April 12, 2001.

                                          BB&T CORPORATION

                                          By:   /s/ Jerone C. Herring
                                                _______________________________
                                          Name:Jerone C. Herring
                                          Title:Executive Vice President and
                                           Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on April 12, 2001.

    /s/ John A. Allison*                        /s/ Scott E. Reed*
_____________________________________     _____________________________________
Name:John A. Allison, IV                  Name:Scott E. Reed
Title: Chairman of the Board and          Title: Senior Executive Vice
       Chief Executive Officer                   President and Chief Financial
       (principal executive officer)             Officer (principal financial
                                                 officer)

    /s/ Sherry A. Kellett*                      /s/ Alfred E. Cleveland*
_____________________________________     _____________________________________
Name:Sherry A. Kellett                    Name:Alfred E. Cleveland
Title: Executive Vice President and       Title: Director
       Controller (principal
       accounting officer)

    /s/ Nelle Ratrie Chilton*                   /s/ Ronald E. Deal*
_____________________________________     _____________________________________
Name:Nelle Ratrie Chilton                 Name:Ronald E. Deal
Title: Director                           Title: Director

    /s/ Tom D. Efird*                           /s/ Harold B. Wells*
_____________________________________     _____________________________________
Name:Tom D. Efird                         Name:Harold B. Wells
Title: Director                           Title: Director

    /s/ Paul S. Goldsmith*                      /s/ L. Vincent Hackley*
_____________________________________     _____________________________________
Name:Paul S. Goldsmith                    Name:L. Vincent Hackley
Title: Director                           Title: Director

    /s/ Jane P. Helm*                           /s/ Richard Janeway, M.D.*
_____________________________________     _____________________________________
Name:Jane P. Helm                         Name:Richard Janeway, M.D.
Title: Director                           Title: Director

    /s/ J. Ernest Lathem, M.D.*                 /s/ James H. Maynard*
_____________________________________     _____________________________________
Name:J. Ernest Lathem, M.D.               NameJames H. Maynard
Title: Director                           Title: Director

    /s/ Joseph A. McAleer, Jr.*                 /s/ Albert O. McCauley*
_____________________________________     _____________________________________
Name:Joseph A. McAleer, Jr.               Name:Albert O. McCauley
Title: Director                           Title: Director

    /s/ J. Holmes Morrison*
_____________________________________           /s/ Richard L. Player, Jr.*
Name:J. Holmes Morrison                   _____________________________________
Title: Director                           Name:Richard L. Player, Jr.
                                          Title: Director

    /s/ C. Edward Pleasants*                    /s/ Nido R. Qubein*
_____________________________________     _____________________________________
Name:C. Edward Pleasants                  Name:Nido R. Qubein
Title: Director                           Title: Director

    /s/ E. Rhone Sasser*                        /s/ Jack E. Shaw*
_____________________________________     _____________________________________
Name:E. Rhone Sasser                      Name:Jack E. Shaw
Title: Director                           Title: Director

    /s/ Jerone C. Herring
*By: ________________________________
    Jerone C. Herring
    Attorney-in-Fact